No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2019

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

English translation of a press release regarding the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation, Showa Corporation, and Nissin Kogyo Co., Ltd.

Exhibit 2:

English translation of a press release regarding the Scheduled Commencement of the Tender Offer to Make Keihin Corporation (Securities Code: 7251) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation, Showa Corporation (Securities Code: 7274), and Nissin Kogyo Co., Ltd. (Securities Code: 7230)

Exhibit 3:

English translation of a press release regarding the Scheduled Commencement of the Tender Offer to Make Showa Corporation (Securities Code: 7274) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation (Securities Code: 7251), Showa Corporation, and Nissin Kogyo Co., Ltd. (Securities Code: 7230)

Exhibit 4:

English translation of a press release regarding the Scheduled Commencement of the Tender Offer to Make Nissin Kogyo Co., Ltd.(Securities Code: 7230) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation (Securities Code: 7251), Showa Corporation (Securities Code: 7274), and Nissin Kogyo Co., Ltd.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(HONDA MOTOR CO., LTD.)

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: October 31, 2019

[Translation]

October 30, 2019

To Whom It May Concern,

Toshiaki Higashihara, Representative Executive Officer, President & CEO

Hitachi, Ltd.

(Securities code 6501)

Takahiro Hachigo, President and Representative Director

Honda Motor Co., Ltd.

(Securities code 7267)

Brice Koch, President & CEO

Hitachi Automotive Systems, Ltd.

Keiichi Aida, Representative Director and Director President

Keihin Corporation

(Securities code 7251)

Nobuyuki Sugiyama, Representative Director and Director President

Showa Corporation

(Securities code 7274)

Yasushi Kawaguchi, Representative Director President

Nissin Kogyo Co., Ltd.

(Securities code 7230)

Notice regarding the Management Integration of Hitachi Automotive Systems, Ltd.,

Keihin Corporation, Showa Corporation, and Nissin Kogyo Co., Ltd.

Hitachi, Ltd. (TSE: 6501, “Hitachi”), Honda Motor Co., Ltd. (TSE: 7267, “Honda”), Hitachi Automotive Systems, Ltd. (“Hitachi Automotive Systems”), Keihin Corporation (TSE: 7251, “Keihin”), Showa Corporation (TSE: 7274, “Showa”), and Nissin Kogyo Co., Ltd. (TSE: 7230, “Nissin”) hereby announce that these six companies have each resolved in their board of directors meetings held today that, on the precondition that permits and licenses, etc. can be obtained from the respective countries’ relevant authorities, including notification or approvals for business combination to or by the respective countries’ competition authorities, (a) Honda will conduct tender offers targeting the common shares of Keihin, Showa, and Nissin (collectively, the “Tender Offer”), (b) Honda will make each of Keihin, Showa, and Nissin its wholly-owned subsidiary (collectively, “Making the Target Companies Wholly-Owned Subsidiaries”), and (c) Hitachi Automotive Systems, Keihin, Showa, and Nissin will conduct an absorption-type merger in which Hitachi Automotive Systems will be the ultimate surviving company and Keihin, Showa, and Nissin will each be an ultimate disappearing company (the “Absorption-type Merger”), and will conclusively conduct a management integration (the “Integration”) to strengthen development and distribution of global and competitive solutions in the CASE area. These six companies have also entered into a basic contract regarding management integration (the “Basic Contract”).

Section I.	Purpose, etc. of the Integration

1.	Purpose and Background of the Integration

Currently, the automobile and motorcycle industries are facing a once-in-a-century revolution, and in the situation where they need to reduce environmental load and traffic accidents in addition to further improving comfort, competition is intensifying in fields such as electrification, autonomous driving, and connected cars, which are the core of future automobile and motorcycle systems. In these circumstances, suppliers are also required to expand their product lines and provide comprehensive solutions by combining software.

The surviving company after the Absorption-type Merger (the “Integrated Company”) will be a global mega-supplier of automobile and motorcycle systems with consolidated revenue scale of 1.7 trillion Japanese yen. This merger will enable combination of the respective advanced technologies of Keihin’s powertrain business, Showa’s suspension business and steering business, and Nissin’s brake system business with the strength of Hitachi Automotive Systems’ three core businesses, namely powertrain systems, chassis systems, and safety systems. Such combination will establish competitive technologies and solutions, which will be supplied to global customers by utilizing the economies of scale.

Specifically, the Integrated Company will contribute to the prevention of global warming by reducing CO2 gas emissions through electrified products and also to the realization of a “zero accident society” through Autonomous Driving and Advanced Driver Assistance System, and together provide a stress-free transportation experience, by gathering the vehicle control technologies of the six companies.

Furthermore, Hitachi will support the Integrated Company in contributing to the improvement of safety and mobility services, particularly in the field of connected cars, by utilizing digital technologies such as Lumada (Note 1) solutions.

In this way, the Integrated Company will aim to realize a safe and comfortable society and to expand people’s joy of transportation, and will also contribute to the development of the automobile and motorcycle industries.

(Note 1) Lumada: A collective term for solutions, services, and technology that utilize Hitachi’s futuristic digital technology for creating value through customer data and accelerating digital innovation.

Specific synergy effects of the Integration that are expected to occur in the Integrated Company are as stated below.

(i)	Management foundation, technology development

By gathering and optimizing engineering resources, technology development will be accelerated in fields that are expected to grow, and management will be accelerated and become more effective. Products and cost competitiveness will also be strengthened due to expansion of business scale, synergies in the area of manufacturing, and mutual utilization of global bases.

(ii)	Electric powertrain area

By integrating Honda’s and Keihin’s small single-unit structure and high efficiency energy management technology and Hitachi Automotive Systems’ material technology and production process, the development capability of drive units will be strengthened.

(iii)	Chassis area

Through an amalgamation of Honda’s human engineering and electronic stability control technology, Showa’s and Nissin’s advanced hardware technology, and Hitachi Automotive Systems’ chassis control and high redundancy technology, system development with high reliability will be possible, which will be required in the age of autonomous driving, such as advanced integrated chassis control systems.

(iv)	Autonomous Driving/Advanced Driver Assistance System area

Realization of advanced systems identification technologies regarding autonomous driving, such as external sensing technology and predictive AI technology, by an integration of the technologies of the six companies.

2.	Details and Schedule of the Integration

(1)	Details of the Integration

(a)	About the Tender Offer

As part of a series of transactions for the Integration, to make Honda obtain all common shares of Keihin, Showa and Nissin (however, except for Keihin, Showa, and Nissin shares owned by Honda and treasury shares owned by Keihin, Showa, and Nissin, respectively; collectively, the “Three Target Company Shares”), and to make each of Keihin, Showa and Nissin Honda’s wholly-owned subsidiary, the six companies have agreed to conduct a Tender Offer targeting each of the Three Target Company Shares. The precondition of the commencement of this Tender Offer is satisfaction of certain matters such as obtaining permits and licenses, etc. from the respective countries’ relevant authorities, such as licenses regarding notifications of business combination by respective countries’ competition authorities.

The board of directors of each of Keihin, Showa and Nissin have each obtained a written report from a special committee established in each company as an advisory body for the board of directors; and by a unanimous vote of all directors who participated in the resolution held today, they expressed their opinion as of today to support the Tender Offer at the commencement of the Tender Offer and resolved to recommend to the shareholders of Keihin, Showa, and Nissin to tender in the Tender Offer.

For the details of the Tender Offer, please refer to “Notice regarding the Scheduled Commencement of the Tender Offer to Make Keihin Corporation (Securities Code: 7251) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation, Showa Corporation (Securities Code: 7274), and Nissin Kogyo Co., Ltd. (Securities Code: 7230),” “Notice regarding the Scheduled Commencement of the Tender Offer to Make Showa Corporation (Securities Code: 7274) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation (Securities Code: 7251), Showa Corporation, and Nissin Kogyo Co., Ltd. (Securities Code: 7230),” and “Notice regarding the Scheduled Commencement of the Tender Offer to Make Nissin Kogyo Co., Ltd. (Securities code: 7230) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation (Securities Code: 7251), Showa Corporation (Securities Code: 7274), and Nissin Kogyo Co., Ltd.” announced by Honda dated today (collectively, “Press Releases for Commencement of the Tender Offer”), respectively. For the details of the opinions by Keihin, Showa, and Nissin for the Tender Offer, please refer to “Notice of Position Statement regarding the Scheduled Commencement of the Tender Offer by Honda Motor Co., Ltd., an Affiliate, for the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation, Showa Corporation (Securities Code: 7274), and Nissin Kogyo Co., Ltd. (Securities Code: 7230),” “Notice regarding Expressing Opinion to Support the Scheduled Tender Offer for the Company’s Shares by Honda Motor Co., Ltd. (Securities Code: 7267) and the Recommendation of the Tender thereto,” and “Expression of Opinion Regarding Plan to Commence Tender Offer for Company Shares by Honda Motor Co., Ltd. and Notice of Closing of Basic Contract Regarding Management Integration,” respectively, announced by Keihin, Showa, and Nissin dated today.

(b)	About Making the Target Companies Wholly-Owned Subsidiaries

If Honda cannot obtain all ordinary shares of Keihin, Showa and Nissin that the Tender Offer has been completed for, then Honda is scheduled to implement a series of procedures to make Honda the sole shareholder of shares of Keihin, Showa, and Nissin. For details, please refer to the Press Releases for Commencement of the Tender Offer.

(c)	About the Absorption-type Merger

After the Tender Offer and Making the Target Companies Wholly-Owned Subsidiaries, the Absorption-type Merger of Hitachi Automotive Systems (a wholly-owned subsidiary of Hitachi) as the ultimate surviving company of the absorption-type merger and Keihin, Showa, and Nissin as the ultimate disappearing companies in the absorption-type merger will be implemented. Honda and Hitachi have agreed in the Basic Contract that in the Absorption-type Merger, common shares of the Integrated Company will be allotted to Honda as the consideration for the merger, in a merger ratio where the number of voting rights of the Integrated Company held by Hitachi and Honda will account for 66.6% and 33.4% of the number of voting rights held by all shareholders of the Integrated Company, respectively.

Furthermore, the ratio of the total share value of Keihin, Showa, and Nissin as of the effective time of the Absorption-type Merger to Hitachi Automotive Systems’ share value does not necessarily correspond to the above merger ratio. Given the above, sometime between completion of Making the Target Companies Wholly-Owned Subsidiaries and the effective time of the Absorption-type Merger, in order to have the ratio of the total share value of Keihin, Showa, and Nissin to Hitachi Automotive Systems’ share value correspond to the above merger ratio, the share values of Keihin, Showa, and Nissin will be adjusted through acquisitions of treasury shares by Keihin, Showa, and Nissin.

(d)	About Relevant Restructurings

In connection with the Integration, Hitachi Automotive Systems is scheduled to obtain the shares of the relevant companies of the Hitachi Automotive Systems Group directly held by Hitachi, by the effective date of the Absorption-type Merger.

Furthermore, Keihin plans to assign its company’s air-conditioner business, which has business operations different from the Integrated Company, to a third party by the effective time of the Absorption-type Merger, but the target of the assignment and the consideration amount are yet to be decided. With regard to such assignment, please refer to “Notice Concerning Scheduled Transfer of Air Conditioning Business” announced by Keihin dated today.

Showa operates a car dealership business through Honda Cars SAITAMAKITA (“Honda Cars SAITAMAKITA”), a wholly-owned subsidiary of Showa which has business operations different from the Integrated Company, and it plans to assign the shares of Honda Cars SAITAMAKITA to a third party by the effective time of the Absorption-type Merger, but the target of the assignment and the consideration amount are yet to be decided.

As Nissin has announced in the “Notice Regarding Dissolution of Joint Venture Companies (Equity Method Affiliates) and Share Acquisition (Making Such Companies Subsidiaries)” dated today, Honda and Nissin have entered into a share transfer agreement with Veoneer AB, a wholly-owned subsidiary of Veoneer, Inc. (the joint venture partner of Nissin), where Honda and Nissin will jointly acquire all shares of Veoneer Nissin Brake Systems Japan Co., Ltd. (“VNBJ”) (Nissin’s equity-method affiliate) and VEONEER NISSIN BRAKE SYSTEMS (ZHONGSHAN) CO., LTD. (“VNBZ”), which are Nissin’s equity-method affiliates held by Veoneer, AB.

(2)	Overview of the Integration

<Current State>

<After Honda makes each of Keihin, Showa and Nissin its wholly owned subsidiary>

<After establishment of the Integrated Company*>

*	Absorption-type Merger of Hitachi Automotive Systems as the ultimate surviving company and Keihin, Showa, and Nissin as the ultimate disappearing companies will be implemented.

(3)	Integration Schedule (Planned)

Execution of the Basic Contract	October 30, 2019 (today)
Commencement date of the Tender Offer	TBD
Implementation of Making the Target Companies Wholly-Owned Subsidiaries	TBD
Occurrence of effect of the Absorption-type Merger	TBD

Section II.	Situation After the Integration

1.	Overview of the Integrated Company

Surviving Company in the Absorption-type Merger
(1)	Name	Hitachi Automotive Systems, Ltd. (Note)
(2)	Location	2520 Takaba, Hitachinaka-shi, Ibaraki (Note)
(3)	Name and Title of Representative	Brice Koch, President & CEO (Note)
(4)	Description of Business Activities	Development, manufacture, sale, and service of automobile parts, and transportation and industrial machinery, appliances, and systems
(5)	Capital	Not determined yet
(6)	Fiscal Year End	March 31
(7)	Net Assets	Not determined yet
(8)	Total Assets	Not determined yet

(Note) Hitachi and Honda may amend the name and location of the Integrated Company immediately after the occurrence of the Absorption-type Merger, upon discussion with the other parties and consent between Hitachi and Honda by the effective date of the Absorption-type Merger. The representative will be officially determined by the Board of Directors of the Integration Company.

2.	Structure of the Board of Directors and Business Execution Structure of the Integrated Company

There will be a total of six directors in the Integrated Company, four of which (among the four, two representative directors) will be designated by Hitachi, and two of which will be designated by Honda. With regard to the business execution structure of the Integrated Company, there will be a number of personnel necessary and appropriate from the viewpoint of maximizing the corporate value of the Integrated Company, based on the business strategy of the Integrated Company. Details will be determined upon discussion among the six companies.

3.	Brands of the Integrated Company

The Integrated Company is scheduled to make “Hitachi” or “HITACHI” its corporate brand. The brands of each product that were used in Hitachi Automotive Systems, Keihin, Showa, or Nissin before the occurrence of the Absorption-type Merger will be continued to be used for now, from the viewpoint of maximizing the corporate value of the Integrated Company.

Section III.	Comments from Each Party to the Integration

Comment by Mr. Keiji Kojima, Vice President and Executive Officer, Hitachi, Ltd.

“We are very excited to be able to agree on the establishment of the Integrated Company in the automotive and motorcycle systems business. In Hitachi’s Smart life sector to which Hitachi Automotive Systems belongs, Hitachi Automotive Systems is strengthening core businesses such as powertrain systems, chassis, and safety systems in order to create communities that are easy to live in, which helps improve the quality of people’s lives. The establishment of the Integrated Company will accelerate this transformation.”

Comment by Mr. Noriya Kaihara, Managing Officer, Honda Motor Co., Ltd.

“We are very pleased and excited to have established a partnership towards the new era. We are confident that by the synergy created by intercrossing the strengths of the three companies that are active as the core of the Honda Group with that of Hitachi Automotive Systems, technological development will further accelerate. Through this new partnership, we will contribute to the expansion of the joy of transportation of customers around the world and to the development of the personal mobility industry.”

Comment by Dr. Brice Koch, President & CEO, Hitachi Automotive Systems, Ltd.

“At a time when the automotive and motorcycle industry landscape is being redesigned, these business enhancement measures will create a new global Tier 1 supplier with global leadership positions across xEV, ICE, suspensions, brakes, steering, and safety systems. The increased scale and global leadership position of the Integrated Company, as well as complementary footprints and technology portfolios, will allow the company to better respond to customer needs and be in a stronger position to succeed. I am excited to work together with my new colleagues to make this ‘one in a life time’ opportunity a great success for all our stakeholders.”

Comment by Mr. Keiichi Aida, Representative Director and Director President, Keihin Corporation

“We are happy that we are able to participate in the establishment of a new global leading supplier. We have been providing management systems for engines and electric powertrains to contribute to the future of the environmental sector. We are confident that it will be possible to provide more attractive solutions to customers by combining the strengths of the four companies through this integration. With this integration, by becoming a company that can acquire more sympathy and trust, we will provide more joy to all stakeholders.”

Comment by Mr. Nobuyuki Sugiyama, Representative Director and Director President, Showa Corporation

“We are excited and feel responsible for this Integration to be a significant step to complete “a change to a system supplier suggesting integrated control systems with higher added value,” which has been an important issue for our company. We are confident that we will be the leading company that survives in the future “CASE” era by integrating our technology for “driving” and “turning,” which we have accumulated to date, with the advanced technologies of the integrating companies. This challenge to realize chassis controls with higher added value and integrated control systems for autonomous driving in both the motorcycle and automobile sectors and to become the leading supplier in the industry will substantially enhance our contribution to society and customer trust due to technological innovation, and also to the exponential growth of employees.”

Comment by Mr. Yasushi Kawaguchi, President and Representative Director, Nissin Kogyo Co., Ltd.

“We are very happy that we are able to participate in the establishment of a new global supplier. We have been enhancing our aluminum products and brakes technology to respond to the needs for “environment” and “safety” of automobiles and motorcycles. By combining the strengths of the six companies that are participating in this integration and creating synergy, it will be possible to provide top-class solutions to more customers into the future. We are confident that the new company will be able to provide stronger sustainability to all stakeholders and society.”

Section IV.	Overview of the Parties to the Integration

Surviving Company in the Absorption-type Merger
(1)	Name		Hitachi Automotive Systems, Ltd.

(2)	Location		2520 Takaba, Hitachinaka-shi, Ibaraki

(3)	Name and Title of Representative		Brice Koch, President & CEO

(4)	Description of Business Activities		Development, manufacture, sale, and service of automobile parts, transportation and industrial machinery and appliances, and systems

(5)	Capital		15,000 million Japanese yen (as of September 30, 2019)

(6)	Date of Establishment		July 1, 2009

(7)	Fiscal Year End		March 31

(8)	Number of Employees		25,176 employees (as of September 30, 2019)

(9)	Major Clients		Nissan Motor Co., Ltd., SUBARU CORPORATION, Ford Motor Company, General Motors Company, Honda Motor Co., Ltd., Toyota Motor Corporation, etc.

(10)	Major Transaction Banks		N/A

(11)	Major Shareholders and Ownership Percentage (as of September 30, 2019)	Hitachi, Ltd.	100%

(12)	Management Performance and Financial Condition for the Past Three Years

Fiscal Term	March 2017	March 2018	March 2019
Consolidated Sales	992,284	1,001,036	971,007
Consolidated Operating Income	56,362	49,569	38,041

(Units: 1 million yen, unless otherwise specified.)

Disappearing Company in the Absorption-type Merger
(1)	Name	Keihin Corporation

(2)	Location	26-2, Nishishinjuku 1-chome, Shinjuku-ku, Tokyo

(3)	Name and Title of Representative	Keiichi Aida, Representative Director, Director President

(4)	Description of Business Activities	Manufacture and sale of parts for motorcycles and automobiles

(5)	Capital	6,932 million Japanese yen (as of September 30, 2019)

(6)	Date of Establishment	December 19, 1956

(7)	Number of Issued Shares	73,985,246 shares (as of September 30, 2019)

(8)	Fiscal Year End	March 31

(9)	Number of Employees	23,063 employees (consolidated, as of September 30, 2019)

(10)	Major Clients	Honda Motor Co., Ltd.

(11)	Major Transaction Banks	MUFG Bank, Ltd.

(12)	Major Shareholders and Ownership Percentage (as of September 30, 2019)	Honda Motor Co., Ltd.	41.35%
		Japan Trustee Services Bank, Ltd. (Trust Account)	3.66%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	3.33%
		MUFG Bank, Ltd.	2.62%
		Japan Trustee Services Bank, Ltd. (Trust Account 9)	1.88%
		Matsui Securities Co., Ltd.	1.87%
		Nomura Trust and Banking Co., Ltd. (Trust Account)	1.86%
		SSBTC CLIENT OMNIBUS ACCOUNT (standing agency: Tokyo Branch, The Hongkong and Shanghai Banking Corporation Limited)	1.75%
		DFA INTL SMALL CAP VALUE PORTFOLIO (standing agency: Tokyo Branch, Citibank, N.A.)	1.54%
		State Street Bank and Trust Company 505103 (standing agency: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	1.37%

(13)	Relationship Between Party Companies
	Capital Relationship	Honda owns 30,581,115 Keihin shares (ownership ratio 41.35%). Showa owns 1,200 Keihin shares (ownership ratio 0.00%).
	Personnel Relationship	As of March 31, 2019, 13 employees of Honda have been temporarily assigned to Keihin.
	Business Relationship	Keihin sells automobile parts to Honda.
	Status as Related Parties	Keihin is an equity-method affiliate of Honda and falls under a related party. Keihin does not fall under a related party of Hitachi Automotive Systems, Showa, Nissin, or Hitachi.

(14) Consolidated Operating Results and Consolidated Financial Position for the Past Three Fiscal Years
Fiscal Years Ended March 31,	2017	2018	2019
Total Equity	193,883	208,203	223,187
Total Assets	266,851	283,711	315,189
Equity Per Share Attributable to Owners of the Parent (yen)	2,304.26	2,494.80	2,681.96
Sales Revenue	325,550	351,494	349,220
Operating Profit	22,954	28,313	26,259
Profit for the Year Attributable to Owners of the Parent	11,084	17,824	15,706
Basic Earnings Per Share Attributable to Owners of the Parent (yen)	149.86	241.00	212.37
Dividends per Share (yen)	40.00	43.00	45.00

(Units: 1 million yen, unless otherwise specified.)

		Disappearing Company in the Absorption-type Merger
(1)	Name	Showa Corporation

(2)	Location	1-14-1 Fujiwara-cho, Gyoda-shi, Saitama

(3)	Name and Title of Representative	Nobuyuki Sugiyama, Representative Director, Director President

(4)	Description of Business Activities	Manufacture and sale of parts for motorcycles and automobiles and parts for boats

(5)	Capital	12,698 million Japanese yen (as of September 30, 2019)

(6)	Date of Establishment	October 28, 1938

(7)	Number of Issued Shares	76,020,019 shares (as of September 30, 2019)

(8)	Fiscal Year End	March 31

(9)	Number of Employees	12,615 employees (consolidated, as of March 31, 2019)

(10)	Major Clients	Honda Motor Co., Ltd, Harley-Davidson, Inc., SUZUKI MOTOR CORPORATION, SUBARU CORPORATION, MITSUBISHI MOTORS CORPORATION, Mazda Motor Corporation, Kawasaki Heavy Industries, Ltd.

(11)	Major Transaction Banks	MUFG Bank, Ltd., Saitama Resona Bank, Ltd., Mizuho Bank, Ltd.

(12)	Major Shareholders and Ownership Percentage (as of March 31, 2019)	Honda Motor Co., Ltd.	33.50%
		Japan Trustee Services Bank, Ltd. (Trust Account)	4.86%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	4.28%
		Japan Trustee Services Bank, Ltd. (Trust Account 9)	3.93%
		Showa Shareholding Association	2.23%
		J.P. MORGAN BANK LUXEMBOURG S.A.1300000 (standing agency: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	1.94%
		GOVERNMENT OF NORWAY (standing agency: Tokyo Branch, Citibank, N.A.)	1.78%
		MUFG Bank, Ltd.	1.70%
		GOLDMAN SACHS INTERNATIONAL (standing agency: Goldman Sachs Japan)	1.48%
		THE BANK OF NEW YORK MELLON 140044 (standing agency: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	1.28%

(13)	Relationship Between Party Companies
	Capital Relationship	Honda owns 25,447,856 Showa shares (ownership ratio 33.50%). Showa owns 1,200 Keihin shares (ownership ratio 0.00%) and 4,500 Nissin shares (ownership ratio 0.01%).
	Personnel Relationship	As of March 31, 2019, 3 employees of Honda have been temporarily assigned to Showa.
	Business Relationship	Showa sells automotive components to Honda.
	Status as Related Parties	Showa is an equity-method affiliate of Honda and falls under a related party.

(14)	Consolidated Operating Results and Consolidated Financial Position for the Past Three Fiscal Years

Fiscal Years Ended March 31,	2017	2018	2019
Total Equity	97,340	109,658	126,534
Total Assets	205,885	201,967	210,275
Equity Per Share Attributable to Owners of the Parent (yen)	1,107.77	1,264.72	1,491.68
Sales Revenue	259,495	291,989	286,692
Operating Profit	(3,263)	25,296	30,142
Profit for the Year Attributable to Owners of the Parent	(11,444)	13,855	19,052
Basic Earnings Per Share Attributable to Owners of the Parent (yen)	(150.65)	182.39	250.80
Dividends per Share (yen)	0.00	22.00	36.00

(Units: 1 million yen, unless otherwise specified.)

Disappearing Company in the Absorption-type Merger
(1)	Name	Nissin Kogyo Co., Ltd.

(2)	Location	801, Kazawa, Tomi-shi, Nagano

(3)	Name and Title of Representative	Yasushi Kawaguchi, President and Representative Director

(4)	Description of Business Activities	Manufacture and sale of brake equipment for motorcycles and automobiles and aluminum products, etc.

(5)	Capital	3,694 million Japanese yen (as of September 30, 2019)

(6)	Date of Establishment	October 27, 1953

(7)	Number of Issued Shares	65,452,143 shares (as of September 30, 2019)

(8)	Fiscal Year End	March 31

(9)	Number of Employees	10,325 employees (consolidated, as of March 31, 2019)

(10)	Major Clients

Honda Motor Co., Ltd.,

Yamaha Motor Co., Ltd.,

SUBARU CORPORATION,

Harley-Davidson, Inc.,

Kawasaki Heavy Industries, Ltd.,

SUZUKI MOTOR CORPORATION,

Isuzu Motors Limited,

MITSUBISHI MOTORS CORPORATION,

Mazda Motor Corporation

(11)	Major Transaction Banks	Sumitomo Mitsui Banking Corporation, The Hachijuni Bank, Ltd., MUFG Bank, Ltd., Mizuho Bank, Ltd.

(12)	Major Shareholders and Ownership Percentage (as of March 31, 2019)	Honda Motor Co., Ltd.	34.86%
		Daishin Sangyo Co., Ltd.	5.22%
		Japan Trustee Services Bank, Ltd. (Trust Account)	3.43%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	3.37%
		SSBTC CLIENT OMNIBUS ACCOUNT (standing agency: Custody Services Department, Tokyo Branch, The Hongkong and Shanghai Banking Corporation Limited)	3.06%
		Naoya Miyashita	3.01%
		Japan Trustee Services Bank, Ltd. (Trust Account 9)	2.15%
		NORTHERN TRUST CO. (AVFC) RE HCROO (standing agency: Custody Services Department, Tokyo Branch, The Hongkong and Shanghai Banking Corporation Limited)	1.45%
		DFA INTL SMALL CAP VALUE PORTFOLIO (standing agency: Tokyo Branch, Citibank, N.A.)	1.11%
		Japan Trustee Services Bank, Ltd. (Trust Account 5)	1.11%

(13)	Relationship Between Party Companies
	Capital Relationship	Honda owns 22,682,205 Nissin shares (ownership ratio 34.86%). Showa owns 4,500 Nissin shares (ownership ratio 0.01%).
	Personnel Relationship	N/A
	Business Relationship	Nissin sells automobile parts to Honda and Hitachi Automotive Systems.
	Status as Related Parties	Nissin is an equity-method affiliate of Honda and falls under a related party. Nissin does not fall under a related party of Hitachi Automotive Systems, Keihin, Showa, or Hitachi.

(14) Consolidated Operating Results and Consolidated Financial Position for the Past Three Fiscal Years
Fiscal Years Ended March 31,	2017	2018	2019
Total Equity	172,770	162,445	167,414
Total Assets	216,005	206,423	205,467
Equity Per Share Attributable to Owners of the Parent (yen)	2,280.51	2,103.37	2,141.67
Sales Amount	166,889	188,221	189,693
Operating Profit	12,278	13,162	16,301
Profit for the Year Attributable to Owners of the Parent	5,385	(8,717)	7,344
Basic Earnings Per Share Attributable to Owners of the Parent (yen)	82.77	(133.97)	112.88
Dividends per Share (yen)	45.00	45.00	45.00

(Units: 1 million yen, unless otherwise specified.)

Section V.	Future Aspects

The effect on business performance is currently under investigation. If it hereafter becomes necessary to revise the business forecast, or any matter that is required to be disclosed to the public occurs, we will promptly disclose such case to the public.

∎	Contacts for Inquiries

PR & IR Dept.

Hitachi, Ltd.

TEL: 03-5208-9323

Hiroshi Naito, General Manager of Accounting Division for Business Management Operations

Honda Motor Co., Ltd.

1-1, Minamiaoyama 2-chome, Minato-ku, Tokyo 107-8556

TEL: 03-3423-1111

Makoto Kumazawa, Corporate Planning Office

Keihin Corporation

26-2, Nishishinjuku 1-chome, Shinjuku-ku, Tokyo 163-0539

TEL: 03-3345-3413

Masaki Tanaka, General Manager General Affairs Division

Showa Corporation

14-1, Fujiwaracho 1-chome, Gyoda-shi, Saitama 361-8506

TEL: 048-554-8170

Yoshinori Aoyama, Head of Business Administration Department

Nissin Kogyo Co., Ltd.

801, Kazawa, Tomi-shi, Nagano 389-0514

TEL: 0268-63-1230

End

[Translation]

October 30, 2019

To: Shareholders of Honda Motor Co., Ltd.

From: Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Takahiro Hachigo

President and Representative Director

Notice regarding the Scheduled Commencement of the Tender Offer to Make Keihin Corporation (Securities Code: 7251) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation, Showa Corporation (Securities Code: 7274), and Nissin Kogyo Co., Ltd. (Securities Code: 7230)

Honda Motor Co., Ltd. (“Honda” or the “Tender Offeror”) hereby announces that as part of a series of transactions for management integration (the “Integration”) stated in the “Notice regarding the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation, Showa Corporation, and Nissin Kogyo Co., Ltd.” (the “Press Release regarding the Integration”) announced by Hitachi Automotive Systems, Ltd. (“Hitachi Automotive Systems”), Keihin Corporation (First Section of the Tokyo Stock Exchange (the “TSE 1st Section”), securities code: 7251, “Keihin” or the “Target Company”), Showa Corporation (TSE 1st Section, securities code: 7274, “Showa”), Nissin Kogyo Co., Ltd. (TSE 1st Section, securities code: 7230, “Nissin”; collectively with the Target Company and Showa, the “Three Target Companies”), Hitachi, Ltd. (TSE 1st Section, securities code: 6501, “Hitachi”) and the Tender Offeror dated today, at the board of directors meeting held today, that the Tender Offeror has decided to acquire the shares of the Target Company’s common stock (the “Target Company Shares”) through a tender offer (the “Tender Offer”) pursuant to the basic contract (the “Basic Contract”) regarding management integration entered into today among the above six companies to make the Target Company a wholly-owned subsidiary of the Tender Offeror. Similar to the Tender Offer, pursuant to the Basic Contract, as part of a series of transactions for the Integration, a tender offer of Showa’s common stock by the Tender Offeror to make Showa its wholly-owned subsidiary, and a tender offer of Nissin’s common stock by the Tender Offeror to make Nissin its wholly-owned subsidiary (collectively with the Tender Offer, the “Three Target Companies Tender Offer”) are scheduled to be conducted. For respective details, please see “Notice regarding the Scheduled Commencement of the Tender Offer to Make Showa Corporation (Securities Code: 7274) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation (Securities Code: 7251), Showa Corporation, and Nissin Kogyo Co., Ltd. (Securities Code: 7230)” and “Notice regarding the Scheduled Commencement of the Tender Offer to Make Nissin Kogyo Co., Ltd. (Securities Code: 7230) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation (Securities Code: 7251), Showa Corporation (Securities Code: 7274), and Nissin Kogyo Co., Ltd.” announced by the Tender Offeror dated today(collectively, the “Other Press Releases by Two Target Companies”).

The Tender Offer is scheduled to be conducted pursuant to the Basic Contract, after satisfaction of certain conditions precedent such as (I) obtaining permits and licenses, etc. from the respective countries’ relevant authorities including notifications or approvals for business combination to or by the respective countries’ competition authorities and (II) the Target Company having resolved to support the Tender Offer and to recommend to its shareholders to tender in the Tender Offer, having published the resolution, and not having changed the resolution or passed a contradictory resolution by its board of directors during the period from the date on which the Basic Contract is concluded to the date on which the Tender Offeror decides to commence the Tender Offer (the “Tender Offer Commencement Determination Date”) (for details, please see “(3) Material agreements regarding the Tender Offer” of “1. Purpose, etc. of the purchase” below; the “Conditions Precedent”). Even though the Tender Offer is scheduled to be commenced promptly when the Conditions Precedent are satisfied, it is difficult to accurately anticipate the amount of time necessary to obtain permits and licenses, etc. from the respective countries’ relevant authorities, including notifications or approvals for business combination to or by the respective countries’ competition authorities. Accordingly, it is difficult to predict the exact schedule of the Tender Offer and therefore it is not yet determined as of today. The Tender Offeror will announce the schedule promptly once it has been determined.

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1.	Purpose, etc. of the purchase

(1)	Overview of the Tender Offer

As of today, the Tender Offeror owns 30,581,115 shares (ownership ratio (Note) 41.35%) of the Target Company Shares listed on the TSE 1st Section, and the Target Company is a Tender Offeror equity-method affiliate.

As announced in the Press Release regarding the Integration, the Tender Offeror, Hitachi Automotive Systems, the Target Company, Showa, Nissin and Hitachi entered into the Basic Contract dated today, to conduct the Integration through implementation of the absorption-type merger in which Hitachi Automotive Systems (a wholly-owned subsidiary of Hitachi) will be the surviving company, and the Three Target Companies will be the disappearing companies (the “Absorption-type Merger”) after making the Three Target Companies wholly-owned subsidiaries of the Tender Offeror. For details of the Basic Contract, please see “(3) Material agreements regarding the Tender Offer” below.

At the board of directors meeting held today, the Tender Offeror has determined to conduct the Tender Offer with the Target Company Shares being the target, where the Conditions Precedent are satisfied, to obtain all of the Target Company Shares (excluding, however, the Target Company Shares owned by the Tender Offeror and treasury shares owned by the Target Company; hereinafter the same shall apply), and to make the Target Company a wholly-owned subsidiary of the Tender Offeror, as part of the series of transactions for the Integration, pursuant to the Basic Contract.

As announced in the Other Press Releases by Two Target Companies, the Tender Offeror has also determined at the board of directors meeting held today that similar to the Tender Offer, and pursuant to the Basic Contract, as part of a series of transactions for the Integration, respective common stocks of Showa and Nissin are to be obtained through the tender offer to make Showa and Nissin wholly-owned subsidiaries of the Tender Offeror. Such tender offer is also scheduled to be conducted after satisfaction of certain conditions precedent such as obtaining permits and licenses, etc. from the respective countries’ relevant authorities including notifications or approvals for business combination to or by the respective countries’ competition authorities (for details, please see the Other Press Releases by Two Target Companies).

The Tender Offeror has set the minimum number of shares to be purchased as 18,724,185 shares (ownership ratio 25.32%) in the Tender Offer; and if the total of the Target Company Shares tendered for the Tender Offer (the “Tendered Shares”) falls short of the minimum number of shares to be purchased, the Tender Offeror will purchase none of the Tendered Shares. On the other hand, as the Tender Offeror purports to make the Target Company its wholly-owned subsidiary through the Tender Offer, the maximum number of shares to be purchased has not been set; and if the total number of the Tendered Shares is the same as or more than the minimum number of shares to be purchased, purchase of all of the Tendered Shares will be conducted. The minimum number of shares to be purchased (18,724,185 shares) is set as the number obtained by the following formula: first, subtract from (a) the total number of issued shares as of September 30, 2019, stated in the “2nd Quarter Financial Summary IFRS (Consolidated) for year ending March 2020” (the “Target Company’s Financial Summary”) announced by the Target Company today (73,985,246 shares), (b) the number of treasury shares owned by the Target Company as of the same date (27,332 shares). This amounts to 73,957,914 shares, and the number of voting rights pertaining to such number of shares above (739,579 voting rights), is then multiplied by 2/3 (493,053 voting rights) (rounded up to the nearest whole number). Based on the number obtained by multiplying by 100 shares the share unit number of the Target Company, deduct the number of the Target Company Shares owned by the Tender Offeror today (30,581,115 shares).

(Note) “Ownership ratio” as of today is stated as the ratio against the number of shares (73,957,914 shares) obtained by deduction of the number of treasury shares owned by the Target Company as of September 30, 2019 (27,332 shares) out of the total number of issued shares as of September 30, 2019, stated in the Target Company’s Financial Summary (73,985,246 shares) (any fraction is rounded off to two decimal places; hereinafter the same shall apply in the calculation of ownership ratio). Please note that the ownership ratio may be changed at the commencement of the Tender Offer; hereinafter the same shall apply.

2

As the Tender Offeror purports to make the Target Company its wholly-owned subsidiary, if the Tender Offeror cannot obtain all of the Target Company Shares through the Tender Offer after the completion of the Tender Offer, the Tender Offeror schedules to implement a series of procedures to make the Tender Offeror the sole shareholder of the Target Company (the “Transaction to Make the Target Company a Wholly-Owned Subsidiary”; collectively with the Tender Offer, the “Transactions”). For details, please see “(5) Policies regarding reorganization, among others, after the Tender Offer (Matters regarding the so-called two-stage purchase)” below.

On the other hand, according to the “Notice of Position Statement regarding the Scheduled Commencement of the Tender Offer by Honda Motor Co., Ltd., an Affiliate, for the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation, Showa Corporation (Securities Code: 7274), and Nissin Kogyo Co., Ltd. (Securities Code: 7230)” (the “Press Release by the Target Company”) dated today announced by the Target Company, at the meeting of the board of directors of the Target Company held today, the Target Company expressed its opinion to support the Tender Offer regarding commencement of the Tender Offer and resolved to support the Tender Offer when the Tender Offer commences, and to recommend to the Target Company’s shareholders to tender in the Tender Offer, as the Target Company’s current opinion as of today regarding the Tender Offer. According to the Target Company, the Target Company’s board of directors resolved to: (a) examine whether there are any changes in the opinions expressed by special committee established by the Target Company upon commencement of the Tender Offer to the Target Company’s board of directors as of today, and (b) if there are no changes, ask the special committee to state that there are no changes, and if there are any changes to state their opinions after the changes, and, in consideration of such opinion, (c) express an opinion regarding the Tender Offer again, pursuant to the Basic Contract, as of the commencement of the Tender Offer. Please note that as described in “(3) Material agreements regarding the Tender Offer” below, where it is reasonably determined that resolving to support the Tender Offer and to recommend to tender in the Tender Offer violates the Target Company’s directors’ duty of due care of a prudent manager, the Target Company will not be obligated to pass these resolutions even if the Conditions Precedent are satisfied.

The resolution by the Target Company’s board of directors referenced above was made on the precondition that the purpose of the Tender Offeror is to make the Target Company its wholly-owned subsidiary through the Tender Offer and a series of transaction thereafter, and that the Target Company Shares will be delisted.

(2)	Background to, the purpose of, and decision-making process of, the resolution to conduct the Tender Offer, and the management policy after the Tender Offer

(I)	Background to, the purpose of, and decision-making process of, the resolution to conduct the Tender Offer

The Tender Offeror Group consists of the Tender Offeror, 364 consolidated subsidiaries and 71 equity-method affiliates including the Three Target Companies (collectively with the Tender Offeror, the “Tender Offeror Group”) as of March 31, 2019, and by business category, the Tender Offeror’s businesses consist of motorcycle business, automobile business, financial service business, life creation (Note 1) and other businesses. The Tender Offeror began with the opening of Honda Technical Research Institute in Hamamatsu-city, Shizuoka Prefecture by Mr. Soichiro Honda in October 1946, and it was established as Honda Motor Co., Ltd. by succession of Honda Technical Research Institute in September 1948. Then, the Tender Offeror was listed on the Tokyo Stock Exchange in December 1957, and it is listed on the TSE 1st Section as of today.

3

(Note 1)	Business to provide power products, including power generators, lawn mowers, and general-purpose engines, and to engage in energy business.

The Tender Offeror Group has fundamental beliefs of “Respect for the Individual” and “The Three Joys” (The Joy of Buying, The Joy of Selling, The Joy of Creating). Based on these fundamental beliefs, the company principle of “Maintaining a global viewpoint, we are dedicated to supplying products of the highest quality yet at a reasonable price for worldwide customer satisfaction.” is established and these are shared by each and every employees working at the Tender Offeror Group as “Honda Philosophy.” Moreover, the Tender Offeror Group practices daily corporate activities with Honda Philosophy being the standard for the conduct and decision-making, share joys with all people including shareholders, and strive for enhancement of corporate value.

Also, in the “2030 Vision” established in June 2017, vision statement of “serve people worldwide with the ‘joy of expanding their life’s potential’” and “lead the advancement of mobility and people’s daily lives,” was established. In order to realize this statement, direction of initiatives with three viewpoints of “creating value for ‘mobility’ and ‘daily lives’,” “accommodate the different characteristics of people and society,” and “toward a clean and safe/secure society” have been set.

On the other hand, according to the Target Company, as of today, the Target Company Group consists of 30 consolidated subsidiaries (together with the Target Company, the “Target Company Group”), and its main businesses are the manufacture and sale of components for motorcycles and automobiles. Also, according to the Target Company, the Target Company sells products to the Tender Offeror, and the Target Company and the Tender Offeror are in a continuous and close business relationship. The Target Company was established in Kawasaki-city, Kanagawa Prefecture in December 1956, and was listed on the Second Section of the Tokyo Stock Exchange in December 1964. Furthermore, it was designated to the TSE 1st Section in September 1994. Then, in April 1997, the Target Company merged with Hadsys Co., Ltd. and e-Giken Co., Ltd., and changed its corporate name to Keihin Corporation and now exists as such.

According to the Target Company, the Target Company Group has the fundamental beliefs of “Respect for the Individuals” (the belief that the most important asset of the company is its “people” and each individual shining forth will be the source of its power) and “The Five Joys” (The Joy of Sharing with Society by being a model corporate citizen, The Joy of Sharing with customers by using our advanced skills and close interaction, The Joy of Sharing with Suppliers by ensuring that each party prospers in a relationship of mutual creativity, The Joy of Sharing with Shareholders by always maintaining our appeal as a company, and The Joy of Sharing among Ourselves by gaining the empathy and trust of all(the belief of how joy is shared with each individual involved in corporate activities of the Target Company Group, based on the “Respect for the Individuals”, is the outcome of activities). The Target Company Group had created numerous products for “driving” cars and motorcycles for over 60 years since its foundation, to make more convenient and enrich the lives of people globally and for a mobility (Note 2) society with less impact on the earth’s environment.

On the other hand, according to the Target Company Group, in the business environment surrounding the Target Company Group, global environmental regulations are expected to be strengthened further for both motorcycles and automobiles. Particularly, concerning motorcycles, as well as the expansion of changes to FI (electrically-controlled fuel injection system) (Note 3) since 2020, progress of measures toward electrification mainly in Japan and Asia in the future; furthermore, concerning automobiles, further acceleration of measures for electrification mainly in advanced countries, and the rapid expansion of sales of electric vehicles particularly in China are expected. Thus, in addition to furthering electrification in connection with various stricter world-wide environmental regulations, activation of measures for safety enhancement and computerization utilizing data collected from automobiles, such as vehicle body control, in accordance with the surrounding circumstances as recognized by in-vehicle sensors and cameras, etc., and road infrastructure and communications with surrounding moving vehicles and diversification of market needs, etc. are intertwined in complex ways; and the industry itself is undergoing significant change.

4

(Note 2)	General term for moving functions including motorcycles and automobiles.

(Note 3)	Device to measure the volume of air entering the engine by sensors, and inject the necessary fuel based on computer calculation.

Under such circumstances, according to the Target Company Group, the Target Company Group formulated the 13th Midterm Global Policy, a three-year plan from 2017 to 2019; and particularly in 2019 (which is the final year), the Target Company Group has engaged in the following agenda toward “Realization of forging a strong, good and praiseworthy company,” which is the global policy under the above midterm global policy.

(i)	Motorcycles environmental response

In India, the world’s largest motorcycles market to start changes to fuel injection following Thailand, Indonesia and China, employees of five plants in India including a newly completed plant, and business affiliates start simultaneous production on a scale of approximately 10,000,000 units of each of the four products of the FI system and securely implement this in an integrated manner, and secure motorcycles and power products businesses.

(ii)	Automobiles electrification response

According to the Target Company Group, the Target Company Group will commence a next-generation power control unit (Note 4), which is a core product that controls the driving as the heart of electric vehicles, in Japan to respond to rapid expansion of sales of electric vehicles such as electric cars and hybrid cars, and further proceed with preparation toward commencement of local production in China where electrification expands quickly. Toward automobile electrification that is expected to further expand globally in the future, concentrate management resources in both aspects of development and production and proceed with preparation.

(iii)	Strengthening of business foundation

Proceed with process rationalization and facility automation at production bases in and outside Japan, and enhance the cost competitiveness of products. Also, in order to develop next-generation model electric vehicle products and competitive products for gasoline engines matching customers’ needs, as well as strengthening research and development, globally developed sales and development engage in proposal and support activities in an integrated manner toward expansion of new customers, and aim for sustainable growth.

(iv)	Measures toward reduction in environmental burden

As well as proceeding with product development to realize environmentally friendly mobility, by also strengthening measures toward a reduction in the environmental burden in business activities such as production, purchase and logistics, take measures so that the Target Company Group evolves to become a company gaining empathy and trust from stakeholders

(Note 4)	A unit that controls an electricity-generating motor and driving motor when a hybrid car or electric car starts moving, accelerates, or slows down.

However, under such circumstances, according to the Target Company Group, while the Target Company Group proceeds with the responses toward electrification such as starting the production of power control units, there are issues such as the need for a large amount of capital investment, and securing engineers engaged in software development, and modularization (Note 5) of areas of products for electric vehicles, and catching up with trends for systemization.

Also, in order to respond to enhanced needs for cost reduction at automobile manufacturers and shift to overseas local production, automobile component manufacturers are required to reduce costs due to the effects of a merit of scale in connection with the increase in production volume, and construction of a timely supply system in global locations. In response, in recent years, mega suppliers (Note 6) have expanded their sales volumes, and further intensification of competition is expected, such as harsher competition with mega suppliers in the areas of products in which the Target Company Group was competitive.

5

(Note 5)	Standardized parts configurations that can be applied to other models when developing new cars.

(Note 6)	Common name for large-scale companies that globally supply parts to major automobile manufacturers.

For the relationship between the Tender Offeror and the Target Company, both companies started transactions in carburetors for motorcycles in 1957, and in 1965, the Tender Offeror acquired 35,200 shares of the Target Company Shares (shareholding ratio at the time (ratio to the total number of issued shares, including treasury shares, rounded off to two decimal places; hereinafter the same shall apply in this paragraph): 11.73%). In 1969 and 1971, through shareholder allocation, the Tender Offeror acquired 35,200 shares and 35,200 shares, respectively, and the Target Company Shares owned by the Tender Offeror became 105,600 shares (shareholding ratio at the time: 11.73%). Thereafter, the Tender Offeror acquired 314,900 shares of the Target Company Shares by third-party allotment in 1972, 57,400 shares in 1973, and 26,500 shares in 1974, and the Target Company Shares owned by the Tender Offeror became 504,400 shares (shareholding ratio at the time: 45.85%). In 1978, 30,000 shares were disposed of, and the Target Company Shares owned by the Tender Offeror became 474,400 shares (shareholding ratio at the time: 43.13%). Further, in 1980, the Tender Offeror acquired 32,200 shares of the Target Company through an offer for public subscription, etc. and acquired 132,420 shares in 1981 and 95,200 shares in 1982, respectively, by granting shares without consideration, and the number of the Target Company Shares owned by the Tender Offeror became 734,220 shares (shareholding ratio at the time: 40.79%). Due to a change in par value in 1983, the Target Company Shares owned by the Tender Offeror became 7,342,200 shares (shareholding ratio at the time: 40.79%). The Tender Offeror acquired 65,000 shares in 1985, 1,035,000 shares through an offer for public subscription in 1986 and 844,220 shares, 464,321 shares, and 292,522 shares by granting shares without consideration in 1987, 1988 and 1989, respectively. Further, in 1990, the Tender Offeror acquired 1,448,000 shares through an offer for public subscription, and the Target Company Shares owned by the Tender Offeror became 11,491,263 shares (shareholding ratio at the time: 34.82%). Due to the merger with Hadsys Co., Ltd. and e-Giken Co., Ltd., in April 1997, the Tender Offeror acquired 15,993,000 shares, in 2000, the Tender Offeror disposed of 2,000,000 shares, and in 2001, the Tender Offeror acquired 5,096,852 shares through a share split. Since 2001, the Tender Offeror has owned 30,581,115 Target Company Shares, which results in the current ownership ratio (41.35%). The Target Company has become an equity-method affiliate of the Tender Offeror. In terms of businesses, as the engine management system engaged in by the Target Company is a primary component in motorcycles and automobiles, which are the primary products of the Tender Offeror, the Tender Offeror and the Target Company have built a close relationship as mutually important business partners, from times past. In addition, 13 employees of the Tender Offeror have been assigned on secondment to the Target Company as of March 31, 2019. No officers of the Target Company are on secondment from the Tender Offeror.

In recent years, various stricter world-wide environmental regulations including CO2 (carbon dioxide) emission regulations, activation of measures for safety enhancement and computerization to utilize data collected from automobiles, such as vehicle body control, in accordance with the surrounding environment as recognized by in-vehicle sensors and cameras, etc., and road infrastructure and communications with surrounding travelling vehicles and diversification of market needs, etc. are intertwined in complex ways; and global mobility industry centered on automobiles itself is undergoing significant change. In order to respond to changes in the external environment, domestic and foreign automobile components manufacturers proceed with alliances through business alliance, capital alliance and business acquisition, etc., and it is expected that the competition environment among the companies in the mobility industry will intensify further in the future.

6

In response to stricter environmental regulations, activation of measures for safety enhancement and computerization and diversification of market needs such as the above, the Tender Offeror focuses on responses to environment, safety, and computerization as duties of a mobility manufacturer, and aims to realize a carbon-free society and collision-free society, as well as actively engaging with the most important items, namely, the “introduction of electrification technology” and the “introduction of advanced safety technology”. However, next-generation technologies required for development of automobiles such as electrification technology to realize electric vehicles such as hybrid cars and electric vehicles, and advanced safety technology to realize a driving safety support system and automated driving system (Note 7) are undergoing sophistication, complexity, and diversification. The Tender Offeror believes that measures will be required which significantly exceed speed and management resources of technology development and product development previously dealt with by automobile manufacturers alone. Also, as new technologies not fully utilized in previous motorcycles and automobiles including information and system technology will be required in such next-generation technology areas, other competing companies are accelerating their efforts, such as entries into the market by various companies in different industries. Under such circumstances, in order to establish a superior position in advance of other companies, the Tender Offeror believes that the Tender Offeror Group is required to distribute management resources into relevant areas in a mobile, concentrated, and efficient manner.

(Note 7)

Definition of Driving Safety Support System and Automated Driving System (source: December 7, 2016 “Trend Regarding Definition of Levels of Automated Driving and Future Responses (Draft)” National Strategy Office of Information and Communication Technology, Cabinet Secretariat)

Category		Outline	System to realize the item on the left
Information provision-type		Alert to drivers, etc.	“Driving Safety Support System”
Automatic control utilizing-type	Level 1: Single-type	Status where system operates either acceleration, steering or control
	Level 2: System combination	Status where system simultaneously conducts multiple operations of acceleration, steering or control	“Automated Driving System”
	Level 3: System sophistication	Status where acceleration, steering and control are all conducted by the system, and drivers respond only when the system requests them to do so
	Level 4: Fully automated driving	Status where acceleration, steering and control are all conducted by the system, and drivers are not involved

In order to survive global competition, it is becoming increasingly important for automobile manufacturers to provide products at low cost; therefore, there is an urgent need to collaborate with automobile parts manufacturers and to strengthen measures toward modularization of the development system and standardization of chassis and parts among several car models. Under such circumstances, in order to respond to increased needs for cost reduction and shift to overseas local production, etc. by automobile manufacturers, automobile parts manufacturers are required to lower costs through an economy of scale in connection with the increase in production volume, and construction of a timely supply system at global locations. In recent years, mega suppliers are expanding their sales volume. The Tender Offeror Group aimed for an optimal product supply system in conformity with market needs upon developing automobiles, and close collaboration took place among the Tender Offeror and parts manufacturers including the Three Target Companies for each area of individual parts. However, under the above circumstances, the Tender Offeror believes that in order to further develop a joint development system among the Tender Offeror and the parts manufacturers within the Tender Offeror Group, and to respond to modularization and parts standardization, it is necessary, in addition to structuring a comprehensive development system with the suppliers owning a vast array of technologies from conventional technology (Note 8) such as machinery and parts to electrification and information technology, to establish an optimal supply chain for the entire Tender Offeror Group. Also, in order to realize a reduction in procurement and production costs in connection with the increase in parts production volume, the Tender Offeror Group believes it is an issue for the Three Target Companies to further strengthen the sales to automobile manufacturers other than the Tender Offeror.

(Note 8)	Technology used for existing components

7

Further, in the growing markets in Asia and other emerging countries, which are future growth markets for the mobility industry, the mobility industry expects to continue to see a solid demand for motorcycles, and automobile ownership is becoming widespread mainly among entry-level car owners. As such, competition will inevitably be aggravated due to the market and trade liberalization, increased presence of overseas automobile manufacturers, and the rise of local emerging manufacturers. To survive global competition in those growing markets, automobile manufacturers are required to swiftly cater to diversified market needs and offer highly cost-competitive products in a timely manner. Also, the recent global economy is exposed to growing uncertainties due to trade frictions between China and the United States, Britain’s exit from the EU, and other factors, which make it difficult to forecast market trends. In order to flexibly and swiftly respond to the diversified and complex market environment, the Tender Offeror Group recognizes the necessity to further reinforce its global supply chain by accelerating cooperation and coordination with regional bases and suppliers in each area of development, procurement, production, and sales.

Under these business conditions, the Tender Offeror has sought a cooperative business relationship with Hitachi Automotive Systems, a wholly-owned subsidiary of Hitachi that provides motors for electric vehicles to domestic and foreign automobile manufacturers, for which it promotes miniaturizing, weight saving, and higher output. More specifically, the Tender Offeror entered into a joint venture agreement with Hitachi Automotive Systems on March 24, 2017, and established Hitachi Automotive Electric Motor Systems, Ltd., whose business is development, manufacture, and sale of motors for electric vehicles, on July 3, 2017 as a joint venture. The Tender Offeror aims to establish systems that can respond to a globally expanding demand for motors for electric vehicles by each automobile manufacturer, by drawing together the technologies of Hitachi Automotive Systems and the Tender Offeror and proceeding with joint research and development of motors that are core parts for electric vehicles at the joint venture. In addition, while the Tender Offeror is currently engaged in joint research and development with the Three Target Companies and Hitachi Automotive Systems in next-generation technology areas, such as electrification technology and advanced safety systems, it sees the necessity to extend such joint development further in order for the Tender Offeror Group to acquire a dominant position before other companies in those areas where competitors are making large and speedy research and development investments. Particularly, the motorcycle business is also anticipated to require developing next-generation technologies such as electrification technology to realize electric vehicles such as hybrid cars and electric vehicles, and advanced safety technology to realize a driving safety support system and automated driving system. The Tender Offeror therefore expects to be able to acquire a dominant position before other companies and realize superior competitiveness as a motorcycle parts manufacturer if the Three Target Companies utilize, for motorcycle development, Hitachi Automotive Systems’ next-generation technologies, such as electrification technology and advanced safety systems for automobiles.

As the business environment evolves drastically, the Tender Offeror has come to believe that it is necessary to realize supplying high value-added and cost-competitive products to ensure sustainable growth and enhance the profitability of the Tender Offeror Group, including the Three Target Companies. This will be attained by: promptly establishing competitive technologies (a winning edge) that may be difficult for the Tender Offeror Group (including the Three Target Companies) to obtain alone in next-generation technology areas (such as electrification and automatic driving) by drawing together the technologies of the Tender Offeror, the Target Company (which possesses superior powertrain technology), Showa (which possesses superior suspension and steering technology), Nissin (which possesses superior brake system technology), and Hitachi Automotive Systems (which possesses superior technology in each of powertrain, chassis, and safety systems), and by building a robust joint research and development structure; and creating an efficient development and production structure in conventional technology areas.

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On the other hand, next generation technology areas such as electrification technology and advanced safety systems, are new areas that have not been fully addressed to date by the mobility industry and entail risks that are higher than in the conventional mobility business, such as requiring large-scale and timely investments, and involving uncertainties in future market trends and in the technologies required. This may adversely affect the market stock prices of the Three Target Companies, depending on short-term performance fluctuations and evaluation by the stock market. Accordingly, in swiftly executing management initiatives that are likely required to boost the medium- to long-term competitiveness of the Tender Offeror Group, including the Target Company, the Tender Offeror decided that it would be in the interest of the minority shareholders of the Three Target Companies to provide their general shareholders with a reasonable opportunity to sell shares without exposing them to the risk of drastic change of share prices as a result of executing the management initiatives in the future.

Considering the above factors, the Tender Offeror appointed Nomura Securities Co., Ltd. (“Nomura Securities”) as a financial advisor and third-party valuation organization independent of the Tender Offeror, Three Target Companies, Hitachi Automotive Systems, and Hitachi, and Nishimura & Asahi as a legal advisor independent of the Tender Offeror, Three Target Companies, Hitachi Automotive Systems, and Hitachi, and started initial consideration and discussions regarding the Integration, including the Tender Offer, with Hitachi Automotive Systems and Hitachi. Thereafter, based on the results of the considerations and discussions, the Tender Offeror concluded in late May 2019 that it would be the best option for the Tender Offeror Group to implement the Absorption-type Merger in which Hitachi Automotive Systems will be the surviving company, with the purpose of building a structure where management initiatives that are likely required to boost the medium- to long-term competitiveness of the Tender Offeror Group, including the Target Company, can be swiftly executed, after making the Three Target Companies, including the Target Company, wholly-owned subsidiaries of the Tender Offeror by obtaining all shares of common stock of the Three Target Companies (the “Three Target Company Shares”) (excluding, however, the Three Target Company Shares owned by the Tender Offeror and treasury shares owned by the Three Target Companies; hereinafter the same shall apply). In early June 2019, the Tender Offeror, Hitachi Automotive Systems, and Hitachi made an initial proposal for the Integration (the “Proposal”) to the Target Company. The Proposal states that the Tender Offeror would acquire the Three Target Company Shares through procedures such as a tender offer and make the Three Target Companies its wholly-owned subsidiaries; thereafter, Hitachi Automotive Systems and the Three Target Companies would integrate through an absorption-type merger in which Hitachi Automotive Systems would be the surviving company, or through other methods, and as a result of the integration, the surviving company after Absorption-type Merger (the “Integrated Company”) would become a consolidated subsidiary of Hitachi that holds 66.6% of its voting rights and an equity-method affiliate of the Tender Offeror that holds 33.4% of its voting rights.

On the other hand, upon receipt of the Proposal from the Tender Offeror in early June 2019, the Target Company appointed Industrial Growth Platform, Inc. (“Industrial Growth Platform”) as a financial advisor and third-party valuation organization independent of the Tender Offeror, Three Target Companies, Hitachi Automotive Systems, and Hitachi, and TMI Associates as a legal advisor independent of the Tender Offeror, Three Target Companies, Hitachi Automotive Systems, and Hitachi, in order to ensure the fairness of the purchase price in the Tender Offer (the “Tender Offer Price”) and other terms of the Transactions, including the Tender Offer. The Target Company also established a special committee on July 30, 2019, as an advisory body for its board of directors to consider the Proposal (for details of the special committee, please see “(III) Independent special committee established by the Target Company” of “(4) Measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, and measures to ensure the fairness of the Tender Offer” below).

Then, the Tender Offeror, with the approval of the Target Company, conducted due diligence on the Target Company from the middle of July 2019 to early September 2019. The Tender Offeror and the Target Company continued discussions regarding, among other matters, the purpose of the Integration, including the Tender Offer, management structures and policies after the Integration, and various conditions of the Integration, with the aim of further enhancing their respective enterprise value. Furthermore, from early October 2019, the Tender Offeror held discussions and negotiations with the Target Company on several occasions regarding the Tender Offer Price. Thereafter, in late October 2019, the Tender Offeror made the final proposal regarding various conditions of the Tender Offer, including prices, to the Target Company and held discussions and negotiations with the Target Company.

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Consequently, in late October 2019, the Tender Offeror and the Target Company agreed that conducting the Integration by making the Three Target Companies including the Target Company wholly-owned subsidiaries and then implementing the Absorption-type Merger in which Hitachi Automotive Systems would be the surviving company would be the best measure to allow the Tender Offeror Group to respond to changes in the business environment surrounding the Tender Offeror Group and contribute to enhancing the enterprise value of the whole Tender Offeror Group including the Target Company. Accordingly, as of today, the Tender Offeror determined to conduct the Tender Offer for the Target Company Shares as part of a series of transactions for the Integration based on the Basic Contract, on condition that the Conditions Precedent are satisfied.

As announced in the Other Press Releases by Two Target Companies, the Tender Offeror also discussed and negotiated the implementation of the Integration with Showa and Nissin on several occasions; as a result, it has also determined at the board of directors meeting held today that as part of a series of transactions for the Integration, respective common stocks of Showa and Nissin are to be obtained through tender offer. As stated in “(1) Overview of the Tender Offer” above, such tender offer is also scheduled to be conducted after satisfaction of certain conditions precedent such as obtaining permits and licenses, etc. from the respective countries’ relevant authorities including notifications or approvals for business combination to or by the respective countries’ competition authorities.

Specific synergy effects of the Integration that are expected to occur in the Tender Offeror Group including the Target Company are as stated below.

(i)	Streamlining development and production structure and enhancing development of the next-generation technology

The alliance between the Three Target Companies and Hitachi Automotive Systems will enable them to enhance their development structure in next-generation technology areas expected to see growing demands in the future, such as electrification technologies, advanced safety technologies and vehicle control technologies. Simultaneously, it will also enable the Tender Offeror Group to obtain Hitachi Automotive Systems’ technologies in the system and IT field, which the Tender Offeror Group had to develop alone previously, and thereby to achieve selected and concentrated development investment. The Tender Offeror expects that this will realize the optimal allocation of business resources for the Tender Offeror Group as a whole. In addition, by accelerating mutual complementation between technology areas and regional bases in development and production fields of the Integrated Company, the Integrated Company will be able to supply more high value-added and cost-competitive products and to establish a supply structure to swiftly and flexibly respond to changes in demands of automobile manufacturers including the Tender Offeror.

(ii)	Reducing procurement and production costs through increased component sales to automobile manufacturers other than the Tender Offeror

Based on the industry’s latest technologies in a wide range of areas from conventional technologies such as machine components to electrification and information technologies, the Integrated Company will be able to establish a comprehensive development structure with automobile manufacturers and, as one of the global mega suppliers, to expand its sales to automobile manufacturers other than the Tender Offeror. With the increase in component production resulting from the above, the Integrated Company will be able to reduce procurement and production costs through the scale effect and thus expects to realize excellent profitability and competitiveness based on the international competitive advantage.

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(II)	Structure of the Integration

The structure of the Integration is as stated below.

(i)	Implementation of the Three Target Companies Tender Offer

Subject to the Conditions Precedent to the commencement that certain matters such as obtaining permits and licenses, etc. from the respective countries’ relevant authorities, such as notifications or approvals for business combination to or by the respective countries’ competition authorities (for details, please see the Other Press Releases by Two Target Companies), are satisfied, the Tender Offeror will implement the Three Target Companies Tender Offer, respectively.

(Note)	Percentage (%) in the above chart indicates the ratio of voting rights held by the relevant shareholders to voting rights held by all shareholders; the same shall apply in this section.

(ii)	Implementation of the Transactions to Make the Three Target Companies Wholly-Owned Subsidiaries

If the respective Three Target Companies Tender Offer is successfully completed, and the Tender Offeror fails to acquire all of the common shares of the Three Target Companies for which the Three Target Companies Tender Offer is successfully completed, a series of procedures to make the Tender Offeror the only shareholder of the Three Target Companies will be implemented. For details of the Transaction to Make the Target Company a Wholly-Owned Subsidiary, please see “(5) Policies regarding reorganization, among others, after the Tender Offer (matters regarding the so-called two-stage purchase)” below. For Showa and Nissin, a series of procedures will be also implemented to make them wholly-owned subsidiaries of the Tender Offeror through the same method as in the Transaction to Make the Target Company a Wholly-Owned Subsidiary (collectively with the Transaction to Make the Target Company a Wholly-Owned Subsidiary, the “Transactions to Make the Three Target Companies Wholly-Owned Subsidiaries”).

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(iii)	Implementation of the Absorption-type Merger

After the completion of the Three Target Companies Tender Offer stated in (i) above and the Transactions to Make the Three Target Companies Wholly-Owned Subsidiaries stated in (ii) above, the Absorption-type Merger between Hitachi Automotive Systems (a wholly-owned subsidiary of Hitachi) as the surviving company, and the Three Target Companies as the disappearing companies will be implemented. As stated in “(3) Material agreements regarding the Tender Offer” below, the Tender Offeror and Hitachi have agreed in the Basic Contract that in the Absorption-type Merger, common shares of the Integrated Company will be allotted to the Tender Offeror as the consideration for merger, in a merger ratio where the number of voting rights of the Integrated Company held by the Tender Offeror will account for 33.4% of the number of the voting rights held by all shareholders of the Integrated Company. If any of the tender offers targeting the Three Target Companies is not successfully completed, of if a substantial delay is expected in making any one or two companies among the Three Target Companies wholly-owned subsidiaries, Hitachi and the Tender Offeror is planning to conduct the Absorption-type Merger between Hitachi Automotive Systems and the company(ies) among the Three Target Companies that has successfully become wholly-owned subsidiary(ies) of the Tender Offeror. Furthermore, the ratio of the total share value of the Three Target Companies as of the effective time of the Absorption-type Merger to Hitachi Automotive Systems’ share value does not necessarily correspond to the above merger ratio. Given the above, sometime between completion of the Transactions to Make the Three Target Companies Wholly-Owned Subsidiaries and the effective time of the Absorption-type Merger, in order to have the ratio of the total share value of the Three Target Companies to Hitachi Automotive Systems’ share value correspond to the above merger ratio, adjustment of the Three Target Companies’ share value by the Three Target Companies obtaining treasury shares(the “Adjustment of the Share Value”) will be implemented.

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(iv)	After Completion of the Integration

After completion of the Integration, the ownership ratio of the voting rights in the Integrated Company held by the Tender Offeror will be 33.4% and the Integrated Company will become an equity-method affiliate of the Tender Offeror. The Tender Offeror considers the Integrated Company its important supplier even after the completion of the Integration and plans to continue the business transactional relationship.

(III)	Business restructuring associated with the Integration

According to the Target Company, its air conditioning business differs from the type of business operated by the Integrated Company, the air conditioning business will be transferred to a third party by the effective time of the Absorption-type Merger; and to date, neither the transferee nor the consideration has been determined. Regarding this transfer, please refer to the “Notice Concerning Scheduled Transfer of Air Conditioning Business” announced today by the Target Company.

When considering the Tender Offer Price, the Target Company considered that the transfer of the air conditioning business would cause the Target Company to cease its air conditioning business and be paid cash as consideration for the transfer. When considering the Tender Offer Price, the Tender Offeror considered that the transfer of the air conditioning business would cause the Target Company to cease its air conditioning business and be paid cash as consideration for the share transfer.

According to Showa, since its car dealer business operated through its wholly-owned subsidiary Honda Cars SAITAMAKITA Co. Ltd. (“Honda Cars SAITAMAKITA”) differs from the type of business operated by the Integrated Company, it will transfer Honda Cars SAITAMAKITA’s shares to a third party before the effective date of the Absorption-type Merger; and at this moment, neither the transferee nor the consideration has been determined.

In addition, as announced in the “Notice Regarding Dissolution and Share Acquisition of Joint Ventures (Equity Method Affiliates) (Making Them Subsidiaries)” by Nissin dated today, the Tender Offeror and Nissin have entered into a share purchase agreement with Veoneer AB (a wholly-owned subsidiary of Veoneer, Inc. (the joint venture partner of Nissin; “Veoneer”)) where the Tender Offeror and Nissin will jointly acquire all shares of Veoneer Nissin Brake Systems Japan Co., Ltd. (“VNBJ”) and Veoneer Nissin Brake Systems (Zhongshan) Co., Ltd. (“VNBZ”) which are Nissin’s equity-method affiliates held by Veoneer AB. In response to strict environmental regulations on exhaust gas and fuel efficiency in recent years and increasing demands for electric vehicles and hybrid cars that can operate over long distances, the market size of regenerative brakes, which is the primary product of VNBJ and VNBZ, is expected to continue to expand in the future. After the Tender Offeror and Nissin performed repeated, careful examinations from the perspective of enhancing the enterprise value of the Tender Offeror Group as a whole, including Nissin, they determined that it is appropriate for them to jointly acquire all shares of VNBJ and VNBZ.

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(IV)	Management policies after the Tender Offer

As stated in “(II) Structure of the Integration” above, after the Three Target Companies become wholly-owned subsidiaries of the Tender Offeror through the Transactions to Make the Three Target Companies Wholly-Owned Subsidiaries, the Absorption-type Merger between Hitachi Automotive Systems as the surviving company and the Three Target Companies as the disappearing companies will be implemented. After completion of the Integration including the above series of transactions, while respecting the Three Target Companies’ corporate cultures, the Tender Offeror will proceed with the unification with Hitachi Automotive Systems and realize sustainable growth and maximization of the enterprise value of the Tender Offeror Group as a whole.

Details of specific management policies of the Integrated Company after the Integration are yet to be decided as of today. The Tender Offeror, the Three Target Companies, Hitachi Automotive Systems and Hitachi will discuss them, aiming to establish a structure maximizing the synergy effect as the Tender Offeror Group through the Integration.

(V)	Process of and reasons for decision-making by the Target Company

According to the Press Release by the Target Company, the Target Company received the Proposal from the Tender Offeror in early June 2019 and established an internal system and preliminarily considered the Proposal, as set forth in “(I) Background to, the purpose of, and decision-making process of, the resolution to conduct the Tender Offer” above. The Target Company also appointed Industrial Growth Platform as a financial advisor and third-party valuation organization independent of the Tender Offeror, Three Target Companies, Hitachi Automotive Systems, and Hitachi, and TMI Associates as a legal advisor, in order to ensure the fairness of the Tender Offer Price and the Transactions, including the Tender Offer, as stated in “(4) Measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, and measures to ensure the fairness of the Tender Offer” below. Then, the Target Company established a special committee on July 30, 2019, as its advisory body to consider the Proposal, and continued discussions and consideration with the Tender Offeror regarding, among other matters, the purpose of the Transactions, management structures and policies after the Transactions, and various conditions of the Transactions.

As a result, the Target Company concluded that the Integration would be an extremely effective means to enhance the enterprise value of the Target Company Group, as follows: (i)(a) the alliance between the Three Target Companies and Hitachi Automotive Systems will enable them to enhance their development structure in next-generation technology areas expected to see growing demands in the future, such as electrification technologies and advanced safety technologies; (b) simultaneously, it will also enable the Tender Offeror Group to obtain Hitachi Automotive Systems’ technologies in the system and IT field, which the Target Company Group had to develop alone without choice, and thereby to achieve selected and concentrated development investment; and (c) the Target Company expects that this will realize the optimal allocation of business resources for the Tender Offeror Group, as a whole;(ii) by accelerating mutual complementation between technology areas and regional bases in the Integrated Company’s development and production fields, the Integrated Company will be able to supply more high value-added and cost-competitive products and to establish a supply structure to swiftly and flexibly respond to changes in demands of automobile manufacturers including the Tender Offeror; and (iii) based on the industry’s latest technologies in a wide range of areas from conventional technologies such as machine components to electrification and information technologies, the Integrated Company will be able to establish a comprehensive development structure with automobile manufacturers and, as one of the global mega suppliers, to expand its sales to automobile manufacturers other than the Tender Offeror, and with the increase in component production resulting from the above, the Integrated Company expects to reduce procurement and production costs through the scale effect and thus to realize excellent profitability and competitiveness based on the international competitive advantage.

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Therefore, the Target Company has concluded that given the Target Company Group’s business environment and management issues, it is necessary to realize supplying high value-added and cost-competitive products in order to maximize the Target Company Group’s enterprise value and to secure the medium- to long-term interests of its stakeholders (such as employees, business partners, and minority shareholders) by acquiring a dominant position before other companies and seeking to realize superior competitiveness as an automobile parts manufacture. This will be attained by: promptly establishing competitive technologies (a winning edge) that may be difficult for the Target Company to obtain alone in next-generation technology areas (such as electrification and automatic driving) by drawing together the technologies of the Tender Offeror, the Three Target Companies, and Hitachi Automotive Systems and Hitachi, and by building a robust joint research and development structure; and creating an efficient development and production structure in conventional technology areas. On the other hand, executing proactive measures under such a structure (e.g., research and development in next-generation technology areas (such as electrification and automatic driving)) will require large-scale and timely investments, and will entail risks that are higher than in the Target Company Group’s conventional business, such as greater uncertainties in future market trends and in the technologies required. This may adversely affect the market stock prices of the Target Company, depending on short-term performance fluctuations and evaluation by the stock market. Accordingly, the Target Company considered that it should not expose its minority shareholders to those short-term risks, and has decided that it would be in the interest of its minority shareholders to provide them with a reasonable opportunity to sell shares without exposing them to the risk of share prices falling as a result of executing the management initiatives in the future.

In terms of the Tender Offer Price, the board of directors of the Target Company held today has decided that the Tender Offer will provide its shareholders with a reasonable opportunity to sell their Target Company Shares at a price including an appropriate premium, due to factors including the following: (a) among the calculation results of the value of Target Company Shares by Industrial Growth Platform as set forth in “(II) Valuation report obtained by the Target Company from an independent third-party valuation organization” of “(4) Measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, and measures to ensure the fairness of the Tender Offer”, the Tender Offer Price is above the scope of results of calculation by the market share price analysis and the comparable company analysis is within the scope of results of calculation by discounted cash flow analysis (the “DCF Analysis”); (b) the Tender Offer Price is considered to include an appropriate premium in comparison with the level of premiums in other tender offer cases that are aimed to make an entity a wholly-owned subsidiary, as the Tender Offer Price is the amount obtained by respectively adding a premium of 36.99% to 1,898 Japanese yen, which is the closing price of the Target Company Shares on the TSE 1st Section on October 29, 2019 (the business day before the announcement of the Tender Offer) (any fraction is rounded off to the nearest Japanese yen; hereinafter in this paragraph the same shall apply in the calculation of premiums), 53.30% to 1,696 Japanese yen, which is the simple average of the closing prices in the one month before that date (from September 30, 2019 to October 29, 2019) (any fraction is rounded off to the nearest Japanese yen; hereinafter in this paragraph the same shall apply in the calculation of a simple average of the closing prices), 67.74% to 1,550 Japanese yen, which is the simple average of the closing prices in the three months before that date (from July 30, 2019 to October 29, 2019), and 69.16% to 1,537 Japanese yen, which is the simple average of the closing prices in the six months before that date (from May 7, 2019 to October 29, 2019); (c) the Target Company considers that the interests of its minority shareholders have been sufficiently considered, as it has taken the measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest set forth in “(4) Measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, and measures to ensure the fairness of the Tender Offer” below in deciding the Tender Offer Price; and (iv) the Tender Offer Price has been proposed after the measures to be taken to avoid conflicts of interest were taken, and as a result of the Tender Offeror and the Target Company having discussions and negotiations comparable to those that are conducted in an arm’s-length transaction (or more specifically, sincere and continued discussions and negotiations taking into account the calculation results of the value of Target Company Shares by Industrial Growth Platform, and discussions with the special committee).

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Accordingly, the Target Company passed a resolution at the meeting of its board of directors held today to express its current opinion that it would support the Tender Offer, and to recommend that its shareholders tender in the Tender Offer when the Tender Offer commences.

(3)	Material agreements regarding the Tender Offer

The Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi have concluded the Basic Contract as of today (in this paragraph, the “Basic Contract Conclusion Date”), as outlined below.

(I)	The Tender Offer conducted by the Tender Offeror

The Tender Offeror shall conduct the Tender Offer, on condition that all conditions set forth in the following items have been satisfied:

(a)

The Target Company has resolved to support the Tender Offer and to recommend to its shareholders to tender in the Tender Offer, has published the resolution, and has not changed the resolution or passed a contradictory resolution by its board of directors during the period from the Basic Contract Conclusion Date to the Tender Offer Commencement Determination Date;

(b)	The Target Company has obtained a third party’s opinion (Note 1) that a tender offer for its shares is not disadvantageous to its minority shareholders, and the opinion has been upheld;

(Note 1)	A third party’s opinion means an opinion of the special committee established by the Target Company; hereinafter the same shall apply.

(c)	The Target Company’s representations and warranties pursuant to the Basic Contract are true and correct in material respects;

(d)	All obligations due to be performed or complied with by Hitachi, Hitachi Automotive Systems and the Target Company under the Basic Contract have been performed or complied with in material respects;

(e)

The Japan Fair Trade Commission has issued a notice regarding the Transactions that it will not issue a notice under Article 50, paragraph (1) of the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade;

(f)

Notification to any foreign competition law authority has been completed, or the waiting period after the notification has matured or terminated early; or an approval has been obtained from, and other procedures have been completed with, any foreign competition law authority, as required for the Transactions under any competition law of a non-Japanese jurisdiction agreed to between the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi (“All Parties”);

(g)	There are no laws or regulations, or decisions by any competent authority, that limit or prohibit any of the Transactions;

(h)

No cause or event has occurred that has a material adverse effect on the Target Company’s or Hitachi Automotive Systems’ business, assets, liabilities, financial status, business performance, cash flow or future profit plan on a consolidated basis; and no other event has occurred to any company in the Target Company Group or any of Hitachi Automotive Systems and its subsidiaries and affiliates (collectively with Hitachi Automotive Systems, the “Hitachi Automotive Systems Group”)’ group companies that materially affects the decision to conduct the Tender Offer;

(i)	There has been no impact of any natural disaster or other cause not attributable to the Tender Offeror where it is impossible to commence the Tender Offer in light of socially accepted norms;

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(j)	There are no material non-public information related to the Target Company or any of its subsidiaries;

(k)

The Target Company has submitted to the Tender Offeror a letter of confirmation of material information (a letter that represents and warrants that there are no material non-public information related to the Target Company or any of its subsidiaries as of the Tender Offer Commencement Determination Date);

(l)	The conditions to the Tender Offeror commencing tender offers against Showa and Nissin are reasonably anticipated to be satisfied or waived;

(m)	The “Basic Agreement for Subsidiaries’ Management Integration” dated Octorber 30, 2019, concluded between Hitachi and the Tender Offeror is continuing in effect; and

(n)

Hitachi has not issued a notice to the Tender Offeror requesting not to commence the Tender Offer, or the conditions contained in such notice, if made, by Hitachi to the Tender Offeror have been satisfied or waived.

(II)	The Target Company’s support for the Tender Offer

The Target Company shall resolve that it will support the Tender Offer and will recommend to its shareholders to tender in the Tender Offer, on condition that all conditions set forth in the following items have been satisfied, except where it is reasonably determined that passing these resolutions violates the Target Company’s directors’ duty of due care of a prudent manager:

(a)	The Target Company has obtained a third party’s opinion that the Tender Offer is not disadvantageous to its minority shareholders, and the opinion has been upheld;

(b)	The key terms of the Tender Offer are in line with the terms and conditions agreed pursuant to the Basic Contract;

(c)	Tender offers by the Tender Offeror against Showa and Nissin are reasonably anticipated to be commenced;

(d)	Hitachi’s, Hitachi Automotive Systems’ and the Tender Offeror’s representations and warranties pursuant to the Basic Contract are true and correct in material respects;

(e)	All obligations due to be performed or complied with by Hitachi, Hitachi Automotive Systems and the Tender Offeror under the Basic Contract have been performed or complied with in material respects;

(f)

The Japan Fair Trade Commission has issued a notice regarding the Transactions that it will not issue a notice under Article 50, paragraph (1) of the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade;

(g)

By the Tender Offer Commencement Determination Date, notification to any foreign competition law authority has been completed, or the waiting period after the notification has matured or terminated early; or an approval has been obtained from, and other procedures have been completed with, any foreign competition law authority, as required for the Transactions under any competition law of a non-Japanese jurisdiction agreed to between All Parties;

(h)	There are no laws or regulations, or decisions by any competent authority, that limit or prohibit the Tender Offer; and

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(i)

No cause or event has occurred that has a material adverse effect on Hitachi Automotive Systems’ business, assets, liabilities, financial status, business performance, cash flow or future profit plan on a consolidated basis; and no other event has occurred to any of Hitachi Automotive Systems Group that materially affects the Target Company’s decision to pass a resolution to support the Tender Offer and to recommend to its shareholders to tender in the Tender Offer.

(III)	Making the Target Company a wholly-owned subsidiary

When the Tender Offer is completed, if the Tender Offeror has not succeeded in acquiring all the shares of the Target Company through the Tender Offer, then the Tender Offeror will take measures necessary to make the Target Company its wholly-owned subsidiary by means of demand for cash-out or share consolidation.

(IV)	Absorption-type merger

Promptly after the Tender Offeror makes the Target Company, Showa, and Nissin its wholly-owned subsidiaries, Hitachi shall cause Hitachi Automotive Systems, and the Tender Offeror shall cause the Target Company, Showa, and Nissin, to implement a series of absorption-type merger in which Hitachi Automotive Systems will be the ultimate surviving company, and the Target Company, Showa, and Nissin will be the ultimate disappearing companies.

If any of the tender offers targeting the Target Company, Showa, or Nissin is not successfully completed, or if a substantial delay is expected in making any one or two companies among the Target Company, Showa, and Nissin the Tender Offeror’s wholly-owned subsidiaries, then Hitachi and the Tender Offeror shall implement the Absorption-type Merger between Hitachi Automotive Systems and the company(ies) from among the Target Company, Showa, and Nissin that has successfully become wholly-owned subsidiary(ies) of the Tender Offeror. Conditions of the absorption-type merger between Hitachi Automotive Systems and such wholly-owned subsidiary(ies) shall be determined upon good-faith consultation based on the enterprise values of Hitachi Automotive Systems, the Target Company, Showa, and Nissin agreed upon with Hitachi and the Tender Offeror.

(4)	Measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, and measures to ensure the fairness of the Tender Offer

Given that the Target Company is not a subsidiary of the Tender Offeror as of today, the Tender Offer does not constitute a tender offer by a controlling shareholder. However, the Tender Offeror is the Target Company’s largest shareholder among its major shareholders, and is its other associated company as defined in the Regulation on Terminology, Forms, and Preparation Methods of Financial Statements, and owns 30,581,115 shares (ownership ratio: 41.35%) of the Target Company Shares as of today. The Tender Offeror aims to make the Target Company its wholly-owned subsidiary. By considering the above and other relevant factors, the Tender Offeror and the Target Company have taken the measures described below to ensure the fairness of the Tender Offer Price, eliminate any arbitrariness in the decision-making process to decide to implement the Tender Offer, and avoid any conflicts of interest.

Even though the Tender Offeror has not had the successful completion of the Tender Offer conditioned on the tender by the so-called “majority of the minority” in the Tender Offer, the Tender Offeror believes that the interests of the Target Company’s minority shareholders have been sufficiently considered by taking the measures (I) to (VI) below.

(I)	Valuation report obtained by the Tender Offeror from an independent third-party valuation organization

With the aim of ensuring the fairness of the Tender Offer Price, the Tender Offeror asked a financial advisor, Nomura Securities, to calculate the value of the Target Company Shares as a third-party valuation organization independent of the Tender Offeror, Three Target Companies, Hitachi Automotive Systems, and Hitachi, in determining the Tender Offer Price. Nomura Securities is neither a related party of the Tender Offeror, Three Target Companies, Hitachi Automotive Systems or Hitachi, nor is it materially interested with respect to the Integration, including the Tender Offer.

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Based on the determination that it is appropriate to evaluate the Target Company Shares multilaterally after reviewing the calculation method to be adopted in calculating the value of the Target Company Shares amongst multiple share valuation methods, and on the assumption that the Target Company will continue its operations, Nomura Securities calculated the value of the Target Company Shares using the following methods: the market share price analysis (because the Target Company Shares are listed on the TSE 1st Section); the comparable company analysis (because it is possible to infer the value of the Target Company Shares through comparisons with listed companies comparable to the Target Company); and the DCF Analysis (in order to reflect the status of future business activities in the calculation). On October 29, 2019, the Tender Offeror obtained a report on valuation of the shares (the “Valuation Report”) from Nomura Securities. The Tender Offeror has not obtained any evaluation regarding the fairness of the Tender Offer Price (i.e., a fairness opinion).

For an overview of the Valuation Report obtained by the Tender Offeror from Nomura Securities, please see “(4) Basis for the calculation of the purchase price” of “2. Overview of the purchase” below.

(II)	Valuation report obtained by the Target Company from an independent third-party valuation organization

(i)	Name of the valuation organization, and its relationship with the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi

According to the Press Release by the Target Company, the Target Company asked a financial advisor, Industrial Growth Platform, to calculate the value of the Target Company Shares as a third-party valuation organization independent of the Tender Offeror, Three Target Companies, Hitachi Automotive Systems, and Hitachi, in expressing its opinion to support the Tender Offer, in order to ensure the fairness in the decision-making process regarding the Tender Offer Price proposed by the Tender Offeror, and the Target Company received a valuation report for the Target Company Shares on October 29, 2019. Industrial Growth Platform is neither a related party of the Tender Offeror, Three Target Companies, Hitachi Automotive Systems, or Hitachi, nor is it materially interested with respect to the Integration, including the Tender Offer. The Target Company has not obtained any opinion regarding the fairness of the Tender Offer Price (i.e., a fairness opinion) from Industrial Growth Platform.

(ii)	Overview of calculation

Industrial Growth Platform calculated the value of the Target Company Shares using the following methods: the market share price analysis (because there are market share prices as the Target Company Shares are listed on the TSE 1st Section); the comparable company analysis (because it is possible to infer the value of the Target Company Shares through comparisons with listed companies that engage in businesses relatively similar to those of the Target Company); and the DCF Analysis (in order to reflect the status of future business activities in the evaluation).

The per-share value of the Target Company Shares calculated by Industrial Growth Platform using those methods are as follows:

Market share price analysis:	1,537 Japanese yen to 1,898 Japanese yen
Comparable company analysis:	1,974 Japanese yen to 2,515 Japanese yen
DCF Analysis:	2,157 Japanese yen to 2,787 Japanese yen

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Under the market share price analysis, where October 29, 2019 was the reference date, the per-share value of the Target Company Shares was calculated to range from 1,537 Japanese yen to 1,898 Japanese yen, based on the following prices of Target Company Shares on the TSE 1st Section: the closing price on the reference date (1,898 Japanese yen); the simple average of the closing price for the one month immediately preceding the reference date (1,696 Japanese yen) (any fraction is rounded off to the nearest Japanese yen; hereinafter in this paragraph the same shall apply in the calculation of a simple average of the closing prices); the simple average of the closing price for the three months immediately preceding the reference date (1,550 Japanese yen); and the simple average of the closing price for the six months immediately preceding the reference date (1,537 Japanese yen).

Under the comparable company analysis, the value of the Target Company Shares was calculated through comparison with the market share price and financial statements showing profitability of listed companies that engage in businesses relatively similar to those of the Target Company, and then the per-share value of the Target Company Shares was calculated to range from 1,974 Japanese yen to 2,515 Japanese yen.

Under the DCF Analysis, the Target Company’s enterprise value and share value were calculated by discounting the free cash flow that is expected to be generated by the Target Company in and after the 2nd quarter of the fiscal year ending in March 2020 at a certain discount rate to the present value, based on the Target Company’s business plan for the fiscal year ending in March 2020 through the fiscal year ending in March 2025, publicly available information and a variety of other factors. Using this methodology, the per-share value of the Target Company Shares was calculated to range from 2,157 Japanese yen to 2,787 Japanese yen. In the Target Company’s business plan used by Industrial Growth Platform for the calculation by the DCF Analysis, income before taxes is 20,413 million Japanese yen (35.9% increase compared to year ending March 2021), and current net income is 13,819 million Japanese yen (47.9% increase compared to year ending March 2021) for the year ending March 2022, and both increase significantly; furthermore, it is expected that the current net income for the year ending March 2024 will be 17,931 million Japanese yen (32.8% increase compared to year ending March 2023) and increase significantly. The reasons for the foregoing are due to business growth and production optimization due to expansion of production of fuel injectors for motorcycles responding to the enhanced environmental regulations and production of PCUs for automobiles responding to electrification. The synergistic effects expected to be achieved by implementing the Integration, including the Tender Offer, have not been counted. This is because at present it is difficult to specifically estimate the impact on earnings.

(III)	Independent special committee established by the Target Company

According to the Press Release by the Target Company, the Target Company established on July 30, 2019, a special committee comprised of the following four members in order to exercise caution in the Target Company’s decision-making regarding the Transactions, eliminate any potential arbitrariness or conflict of interest in, and secure the fairness of, the decision-making process of its board of directors, and to verify that the decision-making by its board of directors is not disadvantageous to its minority shareholders: Mr. Kotaro Yamamoto (outside director and independent officer of the Target Company, and attorney-at-law), Ms. Chiaki Tsuji (outside director and independent officer of the Target Company, and attorney-at-law), Mr. Taro Mizuno (former outside director of the Target Company, and President of FCOM SERVICES CO., LTD.), and Mr. Masato Kasahara (certified public accountant, Kasahara Certified Public Accountants Office), who are all independent of the Tender Offeror, the Three Target Companies (including the Target Company), Hitachi Automotive Systems, and Hitachi.

The Target Company consulted the special committee on the following matters (collectively, the “Matters of Inquiry”): (a) whether the purpose of the Transactions is reasonable; (b) whether the fairness of the terms of purchase under the Transactions (including the tender offer price) has been secured; (c) whether the interests of the Target Company’s shareholders have been sufficiently considered through fair procedures in the Transactions; and (d) whether the Transactions are disadvantageous to the Target Company’s minority shareholders in light of (a) through (c) above or any other matters.

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The special committee met 11 times in total between August 22, 2019 and October 30, 2019 to carefully discuss and consider the Matters of Inquiry. Specifically, the special committee confirmed the absence of issues in the independence or expertise of the third-party valuation organization or legal advisor appointed by the Target Company and approved them as the Target Company’s third-party valuation organization and legal advisor, respectively. While the Target Company and its advisor engaged in direct discussions and negotiations with the Tender Offeror, the special committee confirmed that it may be substantially involved in the terms of the Transactions, such as by receiving timely status reports from the Target Company, offering opinions as necessary, and issuing instructions and requests. The special committee also received information on the matters including the following from the Target Company based on the materials provided by the Target Company, and conducted a question-and-answer session regarding these matters: the terms of the Tender Offeror’s proposal; the purpose of the Transactions; the circumstances that led to the Transactions; the specific details of the Target Company’s enterprise value expected to be increased by the Transactions; the Target Company’s business plan; and the terms of the Transactions and the decision-making process therefor. Then, the special committee received information on the following matters from the Tender Offeror and conducted a question-and-answer session regarding these matters: an overview of the Transactions; the circumstances that led to the Transactions; the purpose of the Transactions; the management policy after the Transactions; and the terms of the Transactions. Further, the special committee received information on the results of evaluation of the value of the Target Company Shares by Industrial Growth Platform, and conducted a question-and-answer session regarding the results. In addition, the special committee received information from TMI Associates on the measures to ensure the fairness of the procedures of the Transactions and to avoid conflicts of interest, and conducted a question-and-answer session also regarding this matter.

After repeating careful discussions and consideration over the Matters of Inquiry through the above procedure, the special committee provided the board of directors of the Target Company with a written report largely as outlined below (the “Written Report”) on October 30, 2019, upon unanimous resolution by all committee members.

(i) Purpose of the Transactions

With the business environment surrounding the mobility industry having changed and companies in the industry having tried to realize electrification and automatic driving, competition in the industry has become intense and companies are faced with the need for technological and organizational reforms. The Target Company too, with its degree of dependence to the Tender Offeror being high, has limits to its technologies and characteristic problems, such as how the Target Company secures the resource necessary for research and development, especially for strategic investment in Asia. Under such business environment, the following effects are expected for the Target Company from the Transactions:

(a) Effects with respect to technologies – Streamlining development and production structure and enhancing development of next-generation technology

While it has become necessary to strengthen advanced technology for automobile electrification, it will become possible to enhance the development structure in next-generation technology areas expected to see growing demands in the future, such as electrification technologies and advanced safety technologies. Simultaneously, it will also become possible to achieve selected and concentrated development investment as the Tender Offeror Group including the Target Company by obtaining technologies of the Integrated Company, which is an affiliate of Hitachi, as well as technologies in the system and IT field in general, which the Tender Offeror Group has until now had to develop alone without choice, and it will thereby be possible to achieve the optimal allocation of business resources for the Tender Offeror Group, including the Target Company, as a whole.

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In addition, by accelerating the mutual complementation between technology areas and regional bases in development and production fields of the Integrated Company, it will become possible to supply higher value-added and cost-competitive products and to establish a supply structure to swiftly and flexibly respond to changes in demands of automobile manufacturers including the Tender Offeror. That is to say, it will become possible to establish a mega supplier, including the Company’s motorcycle business, which will lead the industry with competitive technologies (a winning edges) in electrification, chassis control and automatic driving, and to generate comprehensive synergy among parties including the Three Target Companies, the Tender Offeror, the Integrated Company and Hitachi, and to thereby stabilize competitiveness.

(b) Effects with respect to sales

It is expected that the Integrated Company will allow for the reduction of procurement and production costs due to increasing sales of automobile parts to automobile manufacturers other than the Tender Offeror. The Integrated Company will be able to establish a comprehensive development structure with automobile manufacturers based on the latest technologies in the industry across a wide range of areas, from conventional technologies such as machine components to electrification and information technologies and to expand sales, as a mega supplier, to automobile manufacturers other than the Tender Offeror. With the increase in production volume through these means, the Integrated Company will be able to reduce procurement and production costs due to the benefits of increasing scale and thereby expects to realize excellent profitability and competitiveness based on its international competitive advantage.

(c) Merits of integration by the Integrated Company

The Target Company, by being integrated into the Integrated Company, will be able to stabilize its management, with the aim of achieving medium- to long-term growth without being subject to short-term profitability based on business plans of the Integrated Company, whose shareholders are the Tender Offeror and Hitachi. Moreover, the Target Company will be able to simplify its organizational structure and thereby make decisions swiftly without being subject to an external environment. This will allow the Target Company’s decision-makers to carry out bold capital investment plans at the most optimal timing, making it more likely that the enhancement of business fundamentals can be achieved. Establishing such a structure will contribute to an increase in the Company’s enterprise value. Furthermore, while the Target Company will be able to reduce costs coming from being a listed company, there is a concern that the Target Company’s minority shareholders may lose their opportunities to receive a positive return on their investment if the Target Company carries out aggressive business plans while continuing to be listed in spite of the risk of share prices falling.

While there are other modes of conducting business alliances which do not entail delisting of the Target Company, integration by the proposed Transactions is more effective than other business alliances for the Target Company in order to remove the brand image as an automobile parts manufacturer in the Tender Offeror Group and instead become a mega supplier. Although there are concerns, such as effects on employees, the decline in the Tender Offeror’s influence over the Target Company, financing, and effects on the minority shareholders, the Transactions are believed to be able to contribute to increasing the Target Company’s enterprise value as stated above. Therefore, the purpose of the Transactions is reasonable.

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(ii) Fairness of terms and conditions of purchase in the Transactions, including the Tender Offer

The Tender Offer Price is deemed to be reasonable and fair, considering facts that (i) the Company has retained Industrial Growth Platform as financial advisor and third-party valuation organization which has no material relationship of interest with the Tender Offeror, and the Target Company is able to negotiate on terms and conditions, including the Tender Offer Price, considering the objective valuation by Industrial Growth Platform, (ii) the valuated price per Shares is within the scopes from 1,537 JPY to 1,898 JPY by Market share price analysis, from 1,974 JPY to 2,515 JPY by Comparable company analysis and from 2,157 JPY to 2,787 JPY by DCF Analysis, according to Industrial Growth Platform as the Target Company’s financial advisor, and (iii) Industrial Growth Platform made inquiries on the contents of the proposal of the Tender Offer Price by the Tender Offeror and confirmed it, and the Target Company negotiated on the Tender Offer Price with the Tender Offeror, and (iv) that the Tender Offeror announced that the consideration in squeeze-out at the second stage will be the same price as the Tender Offer Price, etc.

(iii) Consideration for shareholders through the fair procedures of the Transactions, including the Tender Offer

Considering the facts that (i) the Company has established a special committee made up of four (4) independent members in order to exercise diligence, and in order to eliminate the arbitrariness in the decision-making process of the board of directors meeting, as well as to ensure fairness, with the purpose of examining whether or not the decision of board of directors meeting is disadvantageous to minority shareholders, (ii) the valuation of the Shares was conducted by Industrial Growth Platform as an third-party valuation organization which has no material relationship of interest with the Tender Offeror, (iii) the Company has obtained advice from TMI Associates, its independent outside legal advisor, (iv) the Company has ensured proper opportunities to determine on whether to tender for the Shares by making the Tender Offer period relatively long, and (v) the Company has negotiated based on advice from TMI Associates as its legal advisor, etc., as long as those procedures above are conducted, the procedures of the Transactions shall be deemed to be fair and appropriate.

(iv) Disadvantageousness to minority shareholders

As set forth above, the special committee has concluded that the Transactions should not be deemed to be disadvantageous to minority shareholders, considering that each of the purposes of the Transactions, the Tender Offer Price, and other terms and conditions are appropriate, that fairness of procedures of the Transactions was ensured and that the scheme of the Transactions is deemed to be appropriate.

(IV)	Advice from independent law firm to the Target Company

According to the Press Release by the Target Company, the Target Company appointed TMI Associates as its outside legal advisor, in order to ensure the transparency and fairness of the decision-making process by the Target Company’s board of directors for the Tender Offer and has received therefrom legal advice on the decision-making process and methods by the Target Company’s board of directors, and other matters to note concerning the Tender Offer. TMI Associates is not a related party to the Tender Offeror, Three Target Companies (including the Target Company), Hitachi, or Hitachi Automotive Systems, and does not have any significant interest in the Transactions including the Tender Offer.

(V)	Approval of all directors of the Target Company with no interest in the Transactions, and no objection from all company auditors of the Target Company with no interest in the Transactions

According to the Press Release by the Target Company, its board of directors unanimously passed a resolution that the board of directors would support the Tender Offer, and that it would recommend that the shareholders of the Target Company tender the Target Company Shares for the Tender Offer if it were commenced, under the grounds and reasons described in “(V) Process of and reasons for decision-making by the Target Company” in “(2) Background to the resolution to conduct the Tender Offer, the purpose, the decision-making process and the management policy after the Tender Offer” above, at the board of directors meeting held today where all of the 11 directors (excluding Mr. Keiichi Aida, President and Representative Director (“Mr. Aida”)) attended and participated in the deliberation and resolution.

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The board of directors meeting was attended by all three company auditors of the Target Company, who all expressed an opinion that they would not object to the board of directors of the Target Company passing the resolution.

The Target Company also resolved at the above board of directors meeting that: (i) before the Tender Offer is commenced, it would request that the special committee (a) consider whether there are any changes to the opinion in the Written Report, and (b) if there are no changes, notify the Target Company’s board of directors accordingly, or if there are changes, express its opinion reflecting the changes; and (ii) when the Tender Offer is commenced, it would express its opinion again concerning the Tender Offer.

Among the Target Company’s directors, Mr. Aida, who was involved in considering the Integration when he belonged to the Tender Offeror, neither participated in deliberating on any of the agenda regarding the consideration of the Transactions, including the Tender Offer, at any of the board of directors meetings of the Target Company, nor in considering the Integration or discussing or negotiating, with the Tender Offer, the Integration, as an officer of the Target Company, in order to avoid conflicts of interest and ensure the fairness of the Transactions, including the Tender Offer.

On the other hand, other than Mr. Aida, among the Target Company directors, Mr. Tomoya Abe, Mr. Yasutoshi Ito, Mr. Yosuke Takayama, and Mr. Masashi Suzuki, and among the Target Company’s company auditors, Mr. Naoyoshi Uchida are all from the Tender Offeror. However, considerable time has passed since they transferred to the Target Company. In addition, there is nothing to indicate that any of them were involved in the examination of the Integration when they enrolled at the Tender Offeror, nor are they in a position to be involved. Therefore, they attend, as either a director or a company auditor of the Target Company, the deliberation in the agenda regarding the examination of the Transactions including the Tender Offer at the Target Company’s board of directors.

(VI)	Measures to ensure opportunities for other purchasers to purchase

The Tender Offeror contemplates setting a 30 business-day purchase period in the Tender Offer (the “Tender Offer Period”), which is longer than the shortest period of 20 business days provided by laws and regulations, in order to: provide the shareholders of the Target Company with an appropriate opportunity to consider whether to tender their shares in the Tender Offer; ensure that a potential purchaser other than the Tender Offeror would have an opportunity to make a competing purchase under a tender offer for the Target Company Shares; and secure the appropriateness of the Tender Offer Price.

In addition, the Target Company has not concluded any agreement with the Tender Offeror that includes deal protection provisions to prohibit the Target Company from having contact with a competing offeror or that otherwise limits the opportunity for the Target Company to have contact with the competing offeror.

(5)	Policies regarding reorganization, among others, after the Tender Offer (matters regarding the so-called two-stage purchase)

As stated in “(1) Overview of the Tender Offer” above, the Tender Offeror plans to make the Target Company its wholly-owned subsidiary. If the Tender Offer is successfully completed, and the Tender Offeror has not succeeded in acquiring all of the Target Company Shares, then the Tender Offeror intends to take procedures to make the Tender Offeror the sole shareholder of the Target Company by the methods described below.

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More specifically, after the successful completion of the Tender Offer, if the total number of voting rights owned by the Tender Offeror in the Target Company is equal to or exceeds 90% of the number of voting rights of all shareholders of the Target Company, and the Tender Offeror is thus a Special Controlling Shareholder as defined in Article 179, paragraph (1) of the Companies Act, then promptly after the completion of settlement for the Tender Offer, the Tender Offeror intends to demand that all the shareholders of the Target Company (excluding the Tender Offeror and the Target Company) who did not tender Target Company Shares in the Tender Offer (“Shareholders Subject to Cash-Out”) sell all of their Target Company Shares pursuant to the provisions in Section 4-2, Chapter II, Part II of the Companies Act (“Demand for Cash-Out”).

In the Demand for Cash-Out, the Tender Offeror intends to decide on delivering, as the per-share value of Target Company Shares, the same amount of money as the Tender Offer Price to the Shareholders Subject to Cash-Out. In this case, the Tender Offeror will provide the Target Company with notice to that effect and seek approval of the Target Company for the Demand for Cash-Out. If the Target Company approves the Demand for Cash-Out by resolution of its board of directors, the Tender Offeror will, in accordance with the procedures prescribed in the relevant laws and regulations, acquire all the Target Company Shares owned by the Shareholders Subject to Cash-Out on the acquisition date determined for the Demand for Cash-Out, without the need to obtain individual approval from the Shareholders Subject to Cash-Out. The Tender Offeror intends to deliver to the Shareholders Subject to Cash-Out, as the per-share value of the Target Company Shares that they owned, the same amount of money as the Tender Offer Price for each Target Company Share. According to the Target Company, if it is notified by the Tender Offeror of the matters under each item of Article 179-2, paragraph (1) of the Companies Act in connection with the Tender Offeror’s intention to make a Demand for Cash-Out, the Target Company’s board of directors intends to approve the Demand for Cash-Out by the Tender Offeror.

According to the provisions of the Companies Act that aim to protect the rights of minority shareholders to which the Demand for Cash-Out relates, the Shareholders Subject to Cash-Out may file a petition with a court to determine the sales price of their Target Company Shares in accordance with Article 179-8 of the Companies Act and other relevant laws and regulations. If the petition mentioned above is filed, the sales price of Target Company Shares will be finally determined by the court.

On the other hand, after the successful completion of the Tender Offer, if the total number of voting rights owned by the Tender Offeror in the Target Company is less than 90% of the number of voting rights of all shareholders of the Target Company, the Tender Offeror intends to request, promptly after the completion of settlement for the Tender Offer, that the Target Company hold an extraordinary shareholders meeting (the “Extraordinary Shareholders Meeting”) that includes the following proposals in its agenda: (i) a proposal to consolidate the Target Company Shares pursuant to Article 180 of the Companies Act (the “Share Consolidation”); and (ii) a proposal to partially amend the Articles of Incorporation, including abolishing the unit share clause, on condition that the Share Consolidation becomes effective. The Tender Offeror intends to agree to each of those proposals at the Extraordinary Shareholders Meeting. If the proposal for the Share Consolidation is approved at the Extraordinary Shareholders Meeting, the Target Company’s shareholders will own the number of Target Company Shares reflecting the share consolidation ratio that was approved at the Extraordinary Shareholders Meeting, on the day when the Share Consolidation takes effect. If fractions less than one share are included in the number of shares as a result of the Share Consolidation, then pursuant to the procedures provided in Article 235 of the Companies Act and other relevant laws and regulations, the amount of money obtained by the sale of the Target Company Shares corresponding to the total of such fractions (any fraction of less than one share in the total number shall be rounded off; hereinafter the same shall apply) to the Target Company or the Tender Offeror will be delivered to each shareholder of the Target Company (excluding the Tender Offeror) having such fractional Target Company Shares. The Tender Offeror intends to request that the Target Company (a) calculate the sales price of the Target Company Shares corresponding to the total of such fractions so that the amount of money to be delivered, as a result of the sale, to each shareholder of the Target Company (excluding the Tender Offeror and the Target Company) who did not tender Target Company Shares in the Tender Offer equals the Tender Offer Price multiplied by the number of Target Company Shares owned by each such shareholder, and (b) file a petition with a court to permit such voluntary sale. The Share Consolidation ratio has not been determined as of today; however, it will be determined in such a way that the number of Target Company Shares owned by the Target Company’s shareholders (excluding the Tender Offeror and the Target Company) who did not tender Target Company Shares in the Tender Offer will be a fraction of less than one share and the Tender Offeror will solely own all the Target Company Shares.

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According to the provisions of the Companies Act that aim to protect the rights of minority shareholders to which the Share Consolidation relates, if fractions less than one share are included in the number of shares as a result of the Share Consolidation, the Target Company’s shareholders (excluding the Tender Offeror and the Target Company) will be entitled, in accordance with Articles 182-4 and 182-5 of the Companies Act and other relevant laws and regulations, to (a) demand that the Target Company purchase, at a fair price, all of the fractions of less than one share from among shares of common stock that they hold and (b) file a petition with a court to determine the sales price for their Target Company Shares. As stated above, in the Share Consolidation, the number of Target Company Shares owned by the Target Company’s shareholders (excluding the Tender Offeror and the Target Company) who did not tender Target Company Shares in the Tender Offer will be a fraction of less than one share. Thus, the Target Company’s shareholders (excluding the Tender Offeror and the Target Company) who dissent from the Share Consolidation will be able to file a petition to determine the sales price. If the petition mentioned above is filed, the purchase price will be finally determined by the court.

With respect to the procedures of the Demand for Cash-Out and the Share Consolidation mentioned above, it may take time to implement those procedures; and those procedures may be replaced by other methods having almost the same effect as those procedures, depending on various factors such as the state of amendments, enforcement, the authorities’ interpretations, etc. of the relevant laws and regulations. However, in that case, a method is scheduled to be adopted where monies will be ultimately delivered to each shareholder of the Target Company (excluding the Tender Offeror and the Target Company) who did not tender Target Company Shares in the Tender Offer. It is also planned that the amount of money to be delivered to each shareholder under such method will be calculated so that it is equal to the Tender Offer Price multiplied by the number of Target Company Shares owned by each such shareholder. The Tender Offeror will discuss the specific procedures, time of implementation of those procedures, and other matters concerning the above, with the Target Company and will promptly announce those matters as soon as they are determined.

We note that the Tender Offer does not solicit the Target Company’s shareholders to agree to proposals at the Extraordinary Shareholders Meeting. Each shareholder of the Target Company should confirm with a tax accountant or other specialist, at its own responsibility, how tendering into the Tender Offer or participating in the procedures described above are treated under relevant tax laws.

(6)	Likelihood of delisting and reasons therefor

As of today, the Target Company Shares are listed on the TSE 1st Section. However, since the Tender Offeror has not set a maximum limit on the number of shares to be purchased in the Tender Offer, the Target Company Shares may be delisted through prescribed procedures in accordance with the delisting criteria of the Tokyo Stock Exchange, depending on the results of the Tender Offer. Additionally, even if the delisting criteria are not met upon the completion of the Tender Offer, the Tender Offeror intends to conduct transactions pursuant to the applicable laws and regulations in order to acquire all Target Company Shares as stated in “(5) Policies regarding reorganization, among others, after the Tender Offer (matters regarding the so-called two-stage purchase)” above after the successful completion of the Tender Offer. In such a case, the Target Company Shares will be delisted through the prescribed procedures in accordance with the delisting criteria of the Tokyo Stock Exchange. After delisting, the Target Company Shares will no longer be traded on the Tokyo Stock Exchange.

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2.	Overview of the purchase

(1)	Overview of the Target Company

(i)	Name	Keihin Corporation

(ii)	Location	1-26-2, Nishishinjuku, Shinjuku-ku, Tokyo

(iii)	Name and Title of Representative	Keiichi Aida, Representative Director and President

(iv)	Description of Business Activities	Manufacturing and sales of components for motorcycles and automobiles

(v)	Capital	6,932 million Japanese yen (as of September 30, 2019)

(vi)	Date of Establishment	December 19, 1956

(vii)	Major Shareholders and Ownership Percentage (as of September 30, 2019)	Honda Motor Co., Ltd.	41.35%
		Japan Trustee Services Bank, Ltd. (Trust Account)	3.66%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	3.33%
		MUFG Bank, Ltd.	2.62%
		Japan Trustee Services Bank, Ltd. (Trust Account 9)	1.88%
		Matsui Securities Co., Ltd.	1.87%
		The Nomura Trust and Banking Co., Ltd. (Incestment Trust)	1.86%
		SSBTC CLIENT OMNIBUS ACCOUNT (standing agency: Tokyo Branch, The Hongkong and Shanghai Banking Corporation Limited)	1.75%
		DFA INTL SMALL CAP VALUE PORTFOLIO (standing agency: Tokyo Branch, Citibank, N.A.)	1.54%
		State Street Bank and Trust Company 505103 (standing agency: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	1.37%

(viii)	Relationship between the Tender Offeror and Target Company

	Capital Relationship	The Tender Offeror owns 30,581,115 Target Company Shares (ownership ratio 41.35%).
	Personnel Relationship	13 employees of the Tender Offeror, have been on loan to the Target Company.
	Business Relationship	The Target Company sells automotive components to the Tender Offeror.
	Status as Related Parties	The Target Company is an equity-method affiliate of the Tender Offeror and thus is a related party.

(2)	Schedule, etc.

With respect to the commencement of the Tender Offer, there are certain conditions precedent, such as obtaining permits and licenses, etc. from the respective countries’ relevant authorities including notifications or approvals for business combination to or by the respective countries’ competition authorities. The Tender Offeror intends to promptly commence the Tender Offer with such a schedule that the Tender Offer Period is 30 business days, when the Conditions Precedent are satisfied. The Tender Offeror will announce the schedule as soon as it is fixed.

(3)	Purchase price

2,600 Japanese yen per share of common stock

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(4)	Basis for the calculation of the purchase price

(I)	Basis for the calculation

With the aim of ensuring the fairness of the Tender Offer Price, the Tender Offeror asked a financial advisor, Nomura Securities, to calculate the value of the Target Company Shares as a third-party valuation organization independent of the Tender Offeror, Three Target Companies, Hitachi Automotive Systems, and Hitachi, in determining the Tender Offer Price. Nomura Securities is neither a related party of the Tender Offeror, Three Target Companies, Hitachi Automotive Systems or Hitachi, nor is it materially interested with respect to the Integration, including the Tender Offer.

Based on the determination that it is appropriate to evaluate the value of the Target Company Shares multilaterally after reviewing the calculation method to be adopted in calculating the value of the Target Company Shares from amongst multiple share valuation methods, and on the assumption that the Target Company is a going concern, Nomura Securities calculated the value of the Target Company Shares by using the following methods: the market share price analysis (because the Target Company Shares are listed on the TSE 1st Section); the comparable company analysis (because it is possible to infer the value of the Target Company Shares through comparisons with listed companies comparable to the Target Company); and the DCF Analysis (in order to reflect the status of future business activities in the calculation). The Tender Offeror obtained the Valuation Report dated October 29, 2019, from Nomura Securities. The Tender Offeror has not obtained any evaluation regarding the fairness of the Tender Offer Price (i.e., a fairness opinion).

The results of calculation by Nomura Securities of the per-share value of the Target Company Shares are as follows:

Market share price analysis:	1,537 Japanese yen to 1,898 Japanese yen
Comparable company analysis:	1,326 Japanese yen to 1,893 Japanese yen
DCF Analysis:	1,803 Japanese yen to 3,235 Japanese yen

Under the market share price analysis, where October 29, 2019 was the reference date, the per-share value of the Target Company Shares was calculated to range from 1,537 Japanese yen to 1,898 Japanese yen, based on the following prices of Target Company Shares on the TSE 1st Section: the closing price on the reference date (1,898 Japanese yen); the simple average of the closing price for the five business days immediately preceding the reference date (1,834 Japanese yen) (rounded to the nearest Japanese yen; the same method was applied to the calculation of the simple average of the closing price in Section (I)); the simple average of the closing price for the one month immediately preceding the reference date (1,696 Japanese yen); the simple average of the closing price for the three months immediately preceding the reference date (1,550 Japanese yen); and the simple average of the closing price for the six months immediately preceding the reference date (1,537 Japanese yen).

Under the comparable company analysis, the value of the Target Company Shares was calculated through comparison with the market share price and financial indicators (e.g., profitability, etc.) of listed companies that engage in businesses comparatively similar to those of the Target Company. Using this methodology, the per-share value of the Target Company Shares was calculated to range from 1,326 Japanese yen to 1,893 Japanese yen.

Under the DCF Analysis, the Target Company’s enterprise value and share value were calculated by discounting the free cash flow that is expected to be generated in the future by the Target Company in and after the fiscal year ending in March 2020 at a certain discount rate to the present value, based on the relevant factors including the profitability and investment plans in the Target Company’s business plan for 7 fiscal years from the fiscal year ending in March 2020 to the fiscal year ending in March 2026 as well as other publicly available information. Using this methodology, the per-share value of the Target Company Shares was calculated to range from 1,803 Japanese yen to 3,235 Japanese yen. In the business plan which served as a basis for the DCF Analysis, no significant increases or decreases in profits are expected. The synergistic effects expected to be achieved by implementing the Integration, including the Tender Offer, have not been counted. This is because at present it is difficult to specifically estimate the impact on earnings.

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By a resolution at the board of directors’ meeting held today, the Tender Offeror ultimately determined that the Tender Offer Price would be 2,600 Japanese yen per share, comprehensively taking into account: (i) the valuation results in the Valuation Report obtained from Nomura Securities; (ii) the results of the due diligence on the Target Company by the Tender Offeror; (iii) real-world examples of premiums granted when the purchase price was determined in the case of previous tender offers for shares (the case of tender offers to make target companies wholly-owned subsidiaries) by persons other than issuers similar to the Tender Offer; (iv) whether the board of directors of the Target Company would support the Tender Offer; (v) fluctuations in the market price of the Target Company Shares; and (vi) anticipated levels of tendering in the Tender Offer, and based on the results of discussions and negotiations with the Target Company.

The Tender Offer Price of 2,600 Japanese yen per share represents the following premiums: 36.99% (rounded off to two decimal places; the same method was applied to the calculation of premiums (%) in Section (I)) on the closing price of the Target Company Shares of 1,898 Japanese yen on the TSE 1st Section as of October 29, 2019, which is the business day immediately preceding the date of announcement of the Tender Offer; 53.30% on the simple average of the closing price of 1,696 Japanese yen for the one month immediately preceding October 29, 2019; 67.74% on the simple average of the closing price of 1,550 Japanese yen for the three months immediately preceding October 29, 2019; and 69.16% on the simple average of the closing price of 1,537 Japanese yen for the six months immediately preceding October 29, 2019.

(Note)

In calculating the Target Company’s share value, Nomura Securities has assumed that all public information and information provided to it are accurate and complete, and it has not independently verified the accuracy or completeness thereof. Also, Nomura Securities neither has independently evaluated, appraised or assessed, nor has requested that any third-party organization appraise or assess, any assets or liabilities (including financial derivatives, off-balance sheet assets and liabilities, and other contingent liabilities) of the Target Company or its associate companies (including analyzing and evaluating their individual assets and liabilities). The Target Company’s financial forecast (including profit plans and other information) is assumed to have been reasonably examined or prepared based on the best, bona-fide forecast and decision-making that are presently available to the Target Company’s management. Calculations by Nomura Securities reflect the information obtained and economic conditions learned by Nomura Securities up to and including October 29, 2019. Calculations by Nomura Securities are solely for reference purposes for the Tender Offeror’s board of directors to consider the Target Company’s share value.

(II)	Background of the calculation

(Background leading to the determination of the Tender Offer Price)

The Tender Offeror started considering the Integration in the middle of February 2018. It appointed Nomura Securities as its financial advisor and third-party valuation organization independent of the Tender Offeror, Three Target Companies, Hitachi Automotive Systems, and Hitachi, and appointed Nishimura & Asahi as its legal advisor. The Tender Offeror started initial consideration and discussions regarding the Integration, including the Tender Offer, and in early June 2019, made the Proposal to the Target Company.

According to the Target Company, in response to the Proposal made by the Tender Offeror in early June 2019, the Target Company appointed Industrial Growth Platform, Inc. as its financial advisor and third-party valuation organization independent of the Tender Offeror, Three Target Companies, Hitachi Automotive Systems, and Hitachi, and appointed TMI Associates as its legal advisor independent of the Tender Offeror, Three Target Companies, Hitachi Automotive Systems, and Hitachi, in order to ensure the fairness of the Tender Offer Price and other aspects of the Transactions. According to the Target Company, on July 30, 2019, it established a special committee as an advisory body for the Target Company’s board of directors to consider the Proposal.

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Thereafter, the Tender Offeror, with the approval of the Target Company, conducted due diligence on the Target Company from the middle of July 2019 to early September 2019. The Tender Offeror and the Target Company continued discussions regarding, among other matters, the purpose of the Integration, including the Tender Offer, management structures and policies after the Integration, and various conditions of the Integration, with the aim of further enhancing their respective enterprise value. Furthermore, from early October 2019, the Tender Offeror held discussions and negotiations with the Target Company on several occasions regarding the Tender Offer Price. Thereafter, in late October 2019, the Tender Offeror made the final proposal of the Tender Offer to the Target Company and held discussions and negotiations with the Target Company.

Consequently, as of today, the Tender Offeror determined to conduct the Tender Offer for the Target Company Shares as part of the Transactions if the Conditions Precedent are satisfied. The Tender Offeror also determined the Tender Offer Price against the background described below. For details of the background that led to the Tender Offeror’s determination to conduct the Tender Offer, please see “(2) Background to, the purpose of, and decision-making process of, the resolution to conduct the Tender Offer, and the management policy after the Tender Offer” of “1. Purpose, etc. of the purchase” above.

(i)	Name of the third party from whom the Tender Offeror obtained opinions in calculation

In determining the Tender Offer Price, the Tender Offeror asked Nomura Securities, a financial advisor and third-party valuation organization independent of the Tender Offeror, Three Target Companies, Hitachi Automotive Systems, and Hitachi, to calculate the value of the Target Company Shares. The Tender Offeror obtained the Valuation Report dated October 29, 2019, from Nomura Securities. Nomura Securities is neither a related party of the Tender Offeror, Three Target Companies, Hitachi Automotive Systems or Hitachi, nor is it materially interested with respect to the Integration, including the Tender Offer.

(ii)	Overview of the opinions

According to the Valuation Report, the methods adopted and the ranges of per-share value of the Target Company Shares calculated by using those methods are as follows:

Market share price analysis:	1,537 Japanese yen to 1,898 Japanese yen
Comparable company analysis:	1,326 Japanese yen to 1,893 Japanese yen
DCF Analysis:	1,803 Japanese yen to 3,235 Japanese yen

(iii)	Background leading to the determination of the Tender Offer Price taking into consideration the opinions

By a resolution at the board of directors’ meeting held today, the Tender Offeror ultimately determined that the Tender Offer Price would be 2,600 Japanese yen per share, comprehensively taking into account: (i) the valuation results in the Valuation Report obtained from Nomura Securities; (ii) the results of the due diligence on the Target Company by the Tender Offeror; (iii) real-world examples of premiums granted when the purchase price was determined in the case of previous tender offers for shares (the case of tender offers to make target companies wholly-owned subsidiaries) by persons other than issuers similar to the Tender Offer; (iv) whether the board of directors of the Target Company would support the Tender Offer; (v) fluctuations in the market price of the Target Company Shares; and (vi) anticipated levels of tendering in the Tender Offer, and based on the results of discussions and negotiations with the Target Company.

(III)	Relationship with the valuation organization

Nomura Securities, which is the Tender Offeror’s financial advisor and third-party valuation organization, is neither a related party of the Tender Offeror, Three Target Companies, Hitachi Automotive Systems or Hitachi, nor is it materially interested with respect to the Integration, including the Tender Offer.

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(5)	Number of shares to be purchased

Number of Shares to be Purchased	Minimum Number of Shares to be Purchased	Maximum Number of Shares to be Purchased
43,376,799 shares	18,724,185 shares	— shares

(Note 1)

Since the Tender Offeror intends to make the Target Company a wholly-owned subsidiary, if the aggregate number of the Tendered Shares does not reach the minimum number of shares to be purchased (18,724,185 shares), none of the Tendered Shares will be purchased. If the aggregate number of the Tendered Shares is equal to or exceeds the minimum number of shares to be purchased (18,724,185 shares), all the Tendered Shares will be purchased.

(Note 2)

Shares in quantities of less than one unit are also subject to the Tender Offer. If a right to demand the purchase of shares in quantities of less than one unit is exercised by a shareholder pursuant to the Companies Act, the Target Company may purchase those shares during the tender offer period in accordance with the procedures under the laws and regulations.

(Note 3)	The Tender Offeror does not intend to acquire treasury shares owned by the Target Company through the Tender Offer.

(Note 4)

Because no upper limit has been set for the number of shares to be purchased in the Tender Offer, the “Number of Shares to be Purchased” is the possible maximum number of Target Company Shares (43,376,799 shares) to be obtained by the Tender Offeror through the Tender Offer. This maximum number of shares (43,376,799 shares) is obtained by deducting (a) from (b), wherein (a) is the number of Target Company Shares owned by the Tender Offeror as of September 30, 2019 (30,581,115 shares), and the number of treasury shares owned by the Target Company as of the same date (27,332 shares), and (b) is the total number of issued shares as of the same date, as stated in the Target Company’s Financial Summary (73,985,246 shares).

(6)	Changes in the ownership ratio of shares as a result of the purchase

Number of voting rights pertaining to shares owned by the Tender Offeror before the purchase	305,811 voting rights	(Ownership ratio of shares before the purchase: 41.35%)

Number of voting rights pertaining to shares owned by specially related parties before the purchase	To be determined.	(Ownership ratio of shares before the purchase: to be determined)

Number of voting rights pertaining to shares owned by the Tender Offeror after the purchase	739,579 voting rights	(Ownership ratio of shares after the purchase: 100.00%)

Number of voting rights pertaining to shares owned by specially related parties after the purchase	0	(Ownership ratio of shares after the purchase: to be determined)

Number of voting rights of all shareholders of the Target Company	739,317 voting rights

(Note 1)

The “number of voting rights pertaining to shares owned by the Tender Offeror before the purchase” is the number of voting rights (305,811 voting rights) pertaining to shares owned by the Tender Offeror as of today (30,581,115 shares).

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(Note 2)

The “number of voting rights pertaining to shares owned by specially related parties before the purchase,” and the “ownership ratio of shares before the purchase” related thereto have not been determined as of today. They will be investigated and disclosed before the commencement of the Tender Offer. The “number of voting rights pertaining to shares owned by specially related parties after the purchase” is stated as zero, because the shares owned by specially related parties are also subject to the Tender Offer.

(Note 3)

The “number of voting rights of all shareholders of the Target Company” is the number of the voting rights of all shareholders as of March 31, 2019, as stated in the Annual Securities Report for the 78th Fiscal Year submitted by the Target Company on June 21, 2019 (one unit of shares is stated to consist of 100 shares). However, since all of the Target Company Shares issued by the Target Company, including shares in quantities of less than one unit, are subject to the Tender Offer, for the purpose of calculating the “ownership ratio of shares before the purchase” and the “ownership ratio of shares after the purchase,” the number of voting rights (739,579 voting rights) pertaining to the number of shares (73,957,914 shares) obtained by deducting (a) from (b) was used as the denominator, wherein (a) is the number of treasury shares owned by the Target Company as of September 30, 2019 (27,332 shares), and (b) is the total number of issued shares as of the same date, as stated in the Target Company’s Financial Summary (73,985,246 shares).

(Note 4)	With regard to the “ownership ratio of shares before the purchase” and the “ownership ratio of shares after the purchase,” any fraction is rounded off to two decimal places.

(7)	Purchase price

112,779,677,400 Japanese yen

(Note)	“Purchase price” is the amount obtained by multiplying the number of shares to be purchased through the Tender Offer (43,376,799 shares) by the Tender Offer Price (2,600 yen).

(8)	Settlement method, date of public notice of commencement of the Tender Offer, and other conditions and method of purchase

The Tender Offeror will announce the settlement method for the Tender Offer, date of public notice of commencement of the Tender Offer, and other conditions and method of purchase as soon as they are determined. Nomura Securities will be appointed as the tender offer agent.

3.	Policies after the Tender Offer and future prospects

(1)	Policies after the Tender Offer

For the policies after the Tender Offer, please see “(2) Background to, the purpose of, and decision-making process of, the resolution to conduct the Tender Offer, and the management policy after the Tender Offer,” “(5) Policies regarding reorganization, among others, after the Tender Offer (matters regarding the so-called two-stage purchase),” and “(6) Likelihood of delisting and reasons therefor” under “1. Purpose, etc. of the purchase” above.

(2)	Future prospects

The impact of the Integration, including the Tender Offer, on the business results of the Tender Offeror is being examined. If the necessity to revise the financial forecast or any fact to be announced arises, we will promptly announce it.

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4.	Others

(1)	Agreement between the Tender Offeror and the Target Company or its officers, and the details thereof

(I)	Expressing support for the Tender Offer and recommendation to tender

According to the Press Release by the Target Company, at the meeting of the Target Company’s board of directors held today, the Target Company adopted a resolution to express an opinion in support of the Tender Offer and to recommend that its shareholders tender Target Company Shares for the Tender Offer when the Tender Offer commences, as the Target Company’s opinion as of today. For details, please see “(V) Approval of all directors of the Target Company with no interest in the Transactions, and no objection from all company auditors of the Target Company with no interest in the Transactions” under “(4) Measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, and measures to ensure the fairness of the Tender Offer” under “1. Purpose, etc. of the purchase” above.

(II)	Execution of the Basic Contract

The Tender Offeror, Three Target Companies, Hitachi Automotive Systems, and Hitachi have entered into the Basic Contract as of today concerning the structure of the Integration and other related matters. For an overview of the Basic Contract, please see “(3) Material agreements regarding the Tender Offer” under “1. Purpose, etc. of the purchase” above.

(2)	Other information that is considered to be necessary when investors determine whether to tender shares in an offer to purchase

(I)	Announcement of the “Summary of Financial Results for the Second Quarter of the FY Ending in March 2020 (IFRS) (consolidated)”

The Target Company announced the Target Company’s Financial Summary as of today. An outline of the Target Company’s Financial Summary is set forth below. According to the Target Company, the content thereof has not undergone a quarterly review by an auditing firm pursuant to Article 193-2, paragraph (1) of the Financial Instruments and Exchange Act. In addition, the outline of the announcement below is a partial extract of the content announced by the Target Company. For details, please see the content of the announcement.

(i)	Profit and loss (consolidated)

Accumulated Total for Second Quarter of FY Ending in March 2020
Sales Revenue	164,127 million Japanese yen
Cost of Sales	-140,949 million Japanese yen
Selling, General and Administrative Expenses	-16,646 million Japanese yen
Other Income	300 million Japanese yen
Other Expenses	-234 million Japanese yen
Financial Income	1,518 million Japanese yen
Financial Expenses	-2,524 million Japanese yen
Profit (Loss) for the Quarter	2,974 million Japanese yen

(ii)	Profit and loss per share (consolidated)

Accumulated Total for Second Quarter of FY Ending in March 2020
Basic Net Income per Share for the Quarter	24.20 Japanese yen
Dividend per Share	23 Japanese yen

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(II)	Year-end dividends for the FY ending in March 2020

According to the Target Company, at the meeting of the Target Company’s board of directors held today, it adopted a resolution not to pay year-end dividends for the FY ending in March 2020. For details, please see the “Announcement Regarding Revision to the Dividend Forecast for the FY Ending in March 2020” dated today announced by the Target Company.

End

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[Restriction on Solicitation]

This press release is a news statement intended for announcement of the Tender Offer to the general public, and was not prepared for the purpose of soliciting an offer to sell the shares in connection with the Tender Offer. If you intend to make an offer to sell shares in the Tender Offer, please refer to the tender offer explanatory document regarding the Tender Offer in advance, and make your own independent decision. This press release is not an offer to purchase securities or a solicitation of an offer to sell securities, and does not constitute any such part. In addition, this press release (or any part of it) or any distribution hereof will not be the basis for any agreement concerning the Tender Offer, nor will it be relied upon when executing any such agreement.

[Prediction of the Future]

This press release may include expressions concerning future prospects such as “expect,” “forecast,” “intend,” “plan,” “be convinced,” and “estimate,” including those concerning the future business of the Tender Offeror and other companies and entities. These expressions are based on the current business prospects of the Tender Offeror and may change depending on future situations. The Tender Offeror shall not be obligated to update the expressions concerning future prospects to reflect the actual business results, various situations, changes to conditions, or other related factors.

This press release includes “forward-looking statements” as defined in Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended; the “U.S. Securities Exchange Act of 1934”). The actual results may be significantly different from the predictions expressly or impliedly indicated in the forward-looking statements, due to known or unknown risks, uncertainty, or other factors. The Tender Offeror or its affiliates do not guarantee that the predictions expressly or impliedly indicated as the forward-looking statements will turn out to be correct. The forward-looking statements included in this press release were prepared based on the information held by the Tender Offeror as of the date hereof, and unless obligated by laws or regulations or the rules of a financial instruments exchange, the Tender Offeror or its affiliates shall not be obligated to update or revise the statements to reflect future incidents or situations.

[U.S. Regulations]

The Tender Offer will be conducted in compliance with the procedures and information disclosure standards provided under the Financial Instruments and Exchange Act of Japan, and those procedures and standards are not always the same as those applicable in the United States. In particular, neither Section 13(e) nor Section 14(d) of the U.S. Securities Exchange Act of 1934 or the rules under these sections apply to the Tender Offer; therefore, the Tender Offer is not conducted in accordance with those procedures or standards. The financial information included in this press release is based on International Financial Reporting Standards (IFRS), not on the U.S. accounting standards; therefore, the financial information included in this press release may not necessarily be comparable to the financial information prepares based on the U.S. accounting standards. Also, because the Tender Offeror and the Target Company are corporations incorporated outside the U.S. and their directors are non U.S. residents, it may be difficult to exercise rights or demands against them that can be claimed based on U.S. securities laws. In addition, you may not be permitted to commence any legal procedures in courts outside the U.S. against non-U.S. corporations or their directors based on a breach of U.S. securities laws. Furthermore, U.S. courts are not necessarily granted jurisdiction over non-U.S. corporations or their directors.

All procedures regarding the Tender Offer will be conducted in Japanese unless specifically set forth otherwise. All or part of the documents regarding the Tender Offer will be prepared in English; however, if there is any discrepancy between the documents in English and those in Japanese, the documents in Japanese shall prevail.

[Other Countries]

Depending on the country or region, there may be legal restrictions on the release, issuance, or distribution of this press release. In such cases, you are required to be aware of such restrictions and comply with them. This press release does not constitute a solicitation of an offer to sell or an offer to purchase shares related to the Tender Offer and is simply deemed a distribution of materials for informative purposes only.

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[Translation]

October 30, 2019

To: Shareholders of Honda Motor Co., Ltd.

From: Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Takahiro Hachigo

President and Representative Director

Notice regarding the Scheduled Commencement of the Tender Offer to Make Showa Corporation (Securities Code: 7274) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation (Securities Code: 7251), Showa Corporation, and Nissin Kogyo Co., Ltd. (Securities Code: 7230)

Honda Motor Co., Ltd. (“Honda” or the “Tender Offeror”) hereby announces that as part of a series of transactions for management integration (the “Integration”) stated in the “Notice regarding the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation, Showa Corporation, and Nissin Kogyo Co., Ltd.” (the “Press Release regarding the Integration”) announced by Hitachi Automotive Systems, Ltd. (“Hitachi Automotive Systems”), Keihin Corporation (First Section of the Tokyo Stock Exchange (the “TSE 1st Section”), securities code: 7251, “Keihin”), Showa Corporation (TSE 1st Section, securities code: 7274, “Showa” or the “Target Company”), Nissin Kogyo Co., Ltd. (TSE 1st Section, securities code: 7230, “Nissin”; collectively with the Target Company and Keihin, the “Three Target Companies”), Hitachi, Ltd. (TSE 1st Section, securities code: 6501, “Hitachi”) and the Tender Offeror dated today, at the board of directors meeting held today, that the Tender Offeror has decided to acquire the shares of the Target Company’s common stock (the “Target Company Shares”) through a tender offer (the “Tender Offer”) pursuant to the basic contract (the “Basic Contract”) regarding management integration entered into today among the above six companies to make the Target Company a wholly-owned subsidiary of the Tender Offeror. Similar to the Tender Offer, pursuant to the Basic Contract, as part of a series of transactions for the Integration, a tender offer of Keihin’s common stock by the Tender Offeror to make Keihin its wholly-owned subsidiary, and a tender offer of Nissin’s common stock by the Tender Offeror to make Nissin its wholly-owned subsidiary (collectively with the Tender Offer, the “Three Target Companies Tender Offer”) are scheduled to be conducted. For respective details, please see “Notice regarding the Scheduled Commencement of the Tender Offer to Make Keihin Corporation (Securities Code: 7251) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation, Showa Corporation (Securities Code: 7274), and Nissin Kogyo Co., Ltd. (Securities Code: 7230) ” and “Notice regarding the Scheduled Commencement of the Tender Offer to Make Nissin Kogyo Co., Ltd. (Securities Code: 7230) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation (Securities Code: 7251), Showa Corporation (Securities Code: 7274), and Nissin Kogyo Co., Ltd.” announced by the Tender Offeror dated today (the “Other Press Releases by Two Target Companies”).

The Tender Offer is scheduled to be conducted pursuant to the Basic Contract, after satisfaction of certain conditions precedent such as (I) obtaining permits and licenses, etc. from the respective countries’ relevant authorities including notifications or approvals for business combination to or by the respective countries’ competition authorities and (II) the Target Company having resolved to support the Tender Offer and to recommend to its shareholders to tender in the Tender Offer, having published the resolution, and not having changed the resolution or passed a contradictory resolution by its board of directors during the period from the date on which the Basic Contract is concluded to the date on which the Tender Offeror decides to commence the Tender Offer (the “Tender Offer Commencement Determination Date”) (for details, please see “(3) Material agreements regarding the Tender Offer” of “1. Purpose, etc. of the purchase” below; the “Conditions Precedent”). Even though the Tender Offer is scheduled to be commenced promptly when the Conditions Precedent are satisfied, it is difficult to accurately anticipate the amount of time necessary to obtain permits and licenses, etc. from the respective countries’ relevant authorities, including notifications or approvals for business combination to or by the respective countries’ competition authorities. Accordingly, it is difficult to predict the exact schedule of the Tender Offer and therefore it is not yet determined as of today. The Tender Offeror will announce the schedule promptly once it has been determined.

1

1.	Purpose, etc. of the purchase

(1)	Overview of the Tender Offer

As of today, the Tender Offeror owns 25,447,856 shares (ownership ratio (Note) 33.50%) of the Target Company Shares listed on the TSE 1st Section, and the Target Company is a Tender Offeror equity-method affiliate.

As announced in the Press Release regarding the Integration, the Tender Offeror, Hitachi Automotive Systems, Keihin, the Target Company, Nissin and Hitachi entered into the Basic Contract dated today, to conduct the Integration through implementation of the absorption-type merger in which Hitachi Automotive Systems (a wholly-owned subsidiary of Hitachi) will be the surviving company, and the Three Target Companies will be the disappearing companies (the “Absorption-type Merger”) after making the Three Target Companies wholly-owned subsidiaries of the Tender Offeror. For details of the Basic Contract, please see “(3) Material agreements regarding the Tender Offer” below.

At the board of directors meeting held today, the Tender Offeror has determined to conduct the Tender Offer with the Target Company Shares being the target, where the Conditions Precedent are satisfied, to obtain all of the Target Company Shares (excluding, however, the Target Company Shares owned by the Tender Offeror and treasury shares owned by the Target Company; hereinafter the same shall apply), and to make the Target Company a wholly-owned subsidiary of the Tender Offeror, as part of the series of transactions for the Integration, pursuant to the Basic Contract.

As announced in the Other Press Releases by Two Target Companies, the Tender Offeror has also determined at the board of directors meeting held today that similar to the Tender Offer, and pursuant to the Basic Contract, as part of a series of transactions for the Integration, respective common stocks of Keihin and Nissin are to be obtained through the tender offer to make Keihin and Nissin wholly-owned subsidiaries of the Tender Offeror. Such tender offer is also scheduled to be conducted after satisfaction of certain conditions precedent such as obtaining permits and licenses, etc. from the respective countries’ relevant authorities including notifications or approvals for business combination to or by the respective countries’ competition authorities (for details, please see the Other Press Releases by Two Target Companies).

The Tender Offeror has set the minimum number of shares to be purchased as 25,195,944 shares (ownership ratio 33.17%) in the Tender Offer; and if the total of the Target Company Shares tendered for the Tender Offer (the “Tendered Shares”) falls short of the minimum number of shares to be purchased, the Tender Offeror will purchase none of the Tendered Shares. On the other hand, as the Tender Offeror purports to make the Target Company its wholly-owned subsidiary through the Tender Offer, the maximum number of shares to be purchased has not been set; and if the total number of the Tendered Shares is the same as or more than the minimum number of shares to be purchased, purchase of all of the Tendered Shares will be conducted. The minimum number of shares to be purchased (25,195,944 shares) is set as the number obtained by the following formula: first, subtract from (a) the total number of issued shares as of September 30, 2019, stated in the “2nd Quarter Financial Summary [IFRS] (Consolidated) for year ending March 2020” (the “Target Company’s Financial Summary”) announced by the Target Company today (76,020,019 shares), (b) the number of treasury shares owned by the Target Company as of the same date (54,408 shares). This amounts to 75,965,611 shares, and the number of voting rights pertaining to such number of shares above (759,656 voting rights), is then multiplied by 2/3 (506,438 voting rights) (rounded up to the nearest whole number). Based on the number obtained by multiplying by 100 shares the share unit number of the Target Company, deduct the number of the Target Company Shares owned by the Tender Offeror today (25,447,856 shares).

(Note) “Ownership ratio” as of today is stated as the ratio against the number of shares (75,965,611 shares) obtained by deduction of the number of treasury shares owned by the Target Company as of September 30, 2019 (54,408 shares) out of the total number of issued shares as of September 30, 2019, stated in the Target Company’s Financial Summary (76,020,019 shares) (any fraction is rounded off to two decimal places; hereinafter the same shall apply in the calculation of ownership ratio). Please note that the ownership ratio may be changed at the commencement of the Tender Offer; hereinafter the same shall apply.

2

As the Tender Offeror purports to make the Target Company its wholly-owned subsidiary, if the Tender Offeror cannot obtain all of the Target Company Shares through the Tender Offer, after the completion of the Tender Offer, the Tender Offeror schedules to implement a series of procedures to make the Tender Offeror the sole shareholder of the Target Company (the “Transaction to Make the Target Company a Wholly-Owned Subsidiary”; collectively with the Tender Offer, the “Transactions”). For details, please see “(5) Policies regarding reorganization, among others, after the Tender Offer (Matters regarding the so-called two-stage purchase)” below.

On the other hand, according to the “Notice regarding Expressing Opinion to Support the Scheduled Tender Offer for the Company’s Shares by Honda Motor Co., Ltd. (Securities Code: 7267) and Recommendation of the Tender thereto” (the “Press Release by the Target Company”) dated today announced by the Target Company, at the meeting of the board of directors held today, the Target Company resolved to support the Tender Offer at the commencement of the Tender Offer, and to recommend to the Target Company’s shareholders to tender in the Tender Offer, as the Target Company’s current opinion regarding the Tender Offer. According to the Target Company, the Target Company’s board of directors intends to: (a) ask the special committee to examine whether there are any changes in the opinions expressed by special committee established by the Target Company at the commencement of the Tender Offer to the Target Company’s board of directors as of October 30th, 2019, and (b) if there are no changes, ask the special committee to state that there are no changes, and if there are any changes, ask them to state their opinions after the changes, and, (c) in consideration of such opinion, resolve to express another opinion regarding the Tender Offer, pursuant to the Basic Contract, as of the commencement of the Tender Offer. Please note that as described in “(3) Material agreements regarding the Tender Offer” below, where it is reasonably determined that resolving to support the Tender Offer and to recommend to tender in the Tender Offer violates the Target Company’s directors’ duty of due care of a prudent manager, the Target Company will not be obligated to pass these resolutions even if the Conditions Precedent are satisfied.

The resolution of the Target Company’s board of directors above, as described in the Press Release regarding the Integration, was made on the precondition that the Integration is scheduled to be conducted through implementation of the Absorption-type Merger (as a result of the Absorption-type Merger, Hitachi Automotive Systems’ voting rights ratio will be 33.4% for the Tender Offeror and 66.6% for Hitachi) by the Three Target Companies and Hitachi Automotive Systems, that following a series of subsequent procedures the Target Company will be a wholly-owned subsidiary of the Tender Offeror, that the Target Company Shares are scheduled to be delisted, and that the Tender Offeror will make Keihin and Nissin to be its wholly-owned subsidiaries.

(2)	Background to, the purpose of, and decision-making process of, the resolution to conduct the Tender Offer, and the management policy after the Tender Offer

(I)	Background to, the purpose of, and decision-making process of, the resolution to conduct the Tender Offer

The Tender Offeror Group consists of the Tender Offeror, 364 consolidated subsidiaries and 71 equity-method affiliates including the Three Target Companies (collectively with the Tender Offeror, the “Tender Offeror Group”) as of March 31, 2019, and by business category, the Tender Offeror’s businesses consist of motorcycle business, automobile business, financial service business, life creation (Note 1) and other businesses. The Tender Offeror began with the opening of Honda Technical Research Institute in Hamamatsu-city, Shizuoka Prefecture by Mr. Soichiro Honda in October 1946, and it was established as Honda Motor Co., Ltd. by succession of Honda Technical Research Institute in September 1948. Then, the Tender Offeror was listed on the Tokyo Stock Exchange in December 1957, and it is listed on the TSE 1st Section as of today.

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(Note 1)	Business to provide power products, including power generators, lawn mowers, and general-purpose engines, and to engage in energy business.

The Tender Offeror Group has fundamental beliefs of “Respect for the Individual” and “The Three Joys” (The Joy of Buying, The Joy of Selling, The Joy of Creating). Based on these fundamental beliefs, the company principle of “Maintaining a global viewpoint, we are dedicated to supplying products of the highest quality yet at a reasonable price for worldwide customer satisfaction.” is established and these are shared by each and every employees working at the Tender Offeror Group as “Honda Philosophy.” Moreover, the Tender Offeror Group practices daily corporate activities with Honda Philosophy being the standard for the conduct and decision-making, share joys with all people including shareholders, and strive for enhancement of corporate value.

Also, in the “2030 Vision” established in June 2017, vision statement of “serve people worldwide with the ‘joy of expanding their life’s potential’” and “lead the advancement of mobility and people’s daily lives,” was established. In order to realize this statement, direction of initiatives with three viewpoints of “creating value for ‘mobility’ and ‘daily lives’,” “accommodate the different characteristics of people and society,” and “toward a clean and safe/secure society” have been set.

On the other hand, according to the Target Company, the Target Company was established in October 1938 as Showa Aircraft Precision Works Ltd.; it changed its corporate name to Showa Manufacturing Co., Ltd., and started manufacture of automobile components in August 1946. Also, in April 1964, it was listed on the Second Section of the Tokyo Stock Exchange, and it was designated to the TSE 1st Section in November 1985. In April 1993, it was merged into Seiki Giken Co. Ltd. and changed its corporate name to Showa Corporation. The Tender Offeror started transactions with the Target Company relating to transmission devices and shock absorbers (Note 2) in 1953, and acquired 2,385,000 shares (then shareholding ratio (which is a ratio to the total number of issued and outstanding shares including treasury shares. Numbers after the second decimal place are rounded off; hereinafter the same in this paragraph): 23.85%) in 1970, and thereafter acquired up to 6,051,000 shares (the ownership ratio at the time: 37.82%) in 1976, up to 11,086,000 shares (then shareholding ratio: 35.53%) in 1981, up to 24,448,000 shares (then shareholding ratio: 38.92%) in 1994, and has owned 25,448,000 shares since 2003, leading to its current ownership ratio (33.50%), following that the Target Company became an equity-method affiliate of the Tender Offeror.

(Note 2)

Component for automobiles (motorcycles and automobiles) installed between the vehicle body and the tires, accompanying dampers and springs, which perform the function of absorbing vibration to the vehicle body through the damping force of dampers and the restoring force of springs and maintaining the bearing and stability of vehicles (for motorcycles, including steering and transmitting drive force).

Also, in terms of business, according to the Target Company, since commencement of the transactions with the Tender Offeror in 1953, the Target Company expanded its areas of technology, such as shock absorbers for motorcycles which remain a primary product of the Target Company at the present time, shock absorbers for automobiles which have been produced since 1962, and supplying dampers for F-1 formula cars. Then, through a merger with the Tender Offeror’s subsidiary named Seiki Giken Co. Ltd. in 1993, its areas of technology expanded to include power steering systems and drive system items, and supported suspensions of the Tender Offeror’s motorcycles and automobiles.

According to the Target Company, the Target Company Group consists of the Target Company, 22 subsidiaries and three affiliates of the Target Company (together with the Target Company, the “Target Company Group”), and its businesses consist of the motorcycle and general products business, the automobile business, the steering business, the gas spring business (Note 3), and other businesses, and it is mainly engaged in business activities such as the manufacture and sale of components for motorcycles, automobiles, and motor boats.

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(Note3)	Business of providing products to assist in the opening and closing of automobiles’ bonnet/rear gate, and office appliances’ moving parts, etc., through gas reaction force, and to keep them open

Also, according to the Target Company, the Target Company Group has the following corporate principle: “With the aim of becoming a global company trusted by customers throughout the world, we are committed to making continuous innovations in order to be able to provide superior products using the most advanced technologies and the highest quality to met the needs of our users”, as well as having the satisfaction of customers in the market through its products be the first priority, constantly directing to the future and aiming to continue intermittent innovation in management and technologies. Additionally, the Target Company Group actively engages in activities to fulfill its social responsibilities as a company such as (i) obtaining ISO14001, the international standard for environmental management, (ii) conserving global environment through business activities along with environmental management system (EMS), and (iii) affirmative attributing to the society for the purpose of trust and harmony on cultures and customs in local societies, and aims to obtain society’s trust through corporate activities in harmony with the products it provides. The Target Company Group has aimed to develop company businesses, being a company that stakeholders, including shareholders, customers and employees trust, and to contribute to the community and the society by developing its business activities as a group on a global scale. Further, in order to further strengthen its products technology power, production technology power, production constitution, and management, the Target Company Group is striving to solve issues while focusing on the surrounding environment, based on the policies below:

<Products policy>

Become a systems supplier running the future with strong brand power

•	Build strong technology and a quality brand, and aim to be a proposal-type systems supplier which provides good products to its customers faster.

<Sales policy>

Meet expectations by quickly responding to needs and making good proposals

•

Meet expectations and trust by grasping the needs of customers and the market quickly, and making enthusiastic proposals about the Target Company’s technologies and products. Also, collaborate with business headquarters and other functional headquarters and conduct global sales expansion activities and maintenance of existing governing markets.

<Quality policy>

Individuals enhance work quality and provide attractive quality

•

Individuals’ work quality shall be enhanced, and logical quality assurance will be established at each stage from product development to product shipment, and the Target Company Group will provide attractive products to be enjoyed by customers.

The Tender Offeror and the Target Company started transactions relating to transmission devices and shock absorbers in 1953, and the Tender Offeror acquired 2,385,000 shares in 1970 (then shareholding ratio: 23.85%), and thereafter acquired 6,051,000 shares in FY 1975 (the shareholding ratio at that time was 37.82%), 11,086,000 shares in FY 1980 (then shareholding ratio: 35.53%), 24,448,000 shares in FY 1993 (then shareholding ratio: 38.92%), and has owned 25,448,000 shares since 2003, leading to its current ownership ratio (33.50%), following that the Target Company became an equity-method affiliate of the Tender Offeror. In terms of business, since shock absorbers, power steering and drive system items produced by the Target Company are important parts of the main products (motorcycles and automobiles) of the Tender Offeror, the Tender Offeror and the Target Company have established a close relationship as mutually important business partners from the beginning. In addition, three employees of the Tender Offeror have been assigned on secondment to the Target Company as of March 31, 2019. No officers of the Target Company are on secondment from the Tender Offeror.

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In recent years, various stricter world-wide environmental regulations including CO2 (carbon dioxide) emission regulations, activation of measures for safety enhancement and computerization to utilize data collected from automobiles, such as vehicle body control, in accordance with the surrounding environment as recognized by in-vehicle sensors and cameras, etc., and road infrastructure and communications with surrounding travelling vehicles and diversification of market needs, etc. are intertwined in complex ways; and global mobility (Note 1) industry centered on automobiles itself is undergoing significant change. In order to respond to changes in the external environment, domestic and foreign automobile components manufacturers proceed with alliances through business alliance, capital alliance and business acquisition, etc., and it is expected that the competition environment among the companies in the mobility industry will intensify further in the future.

(Note 4)	Collective term for mobile function including motorcycles and automobiles

In response to stricter environmental regulations, activation of measures for safety enhancement and computerization and diversification of market needs such as the above, the Tender Offeror focuses on responses to environment, safety, and computerization as duties of a mobility manufacturer, and aims to realize a carbon-free society and collision-free society, as well as actively engaging with the most important items, namely, the “introduction of electrification technology” and the “introduction of advanced safety technology”. However, next-generation technologies required for development of automobiles such as electrification technology to realize electric vehicles such as hybrid cars and electric vehicles, and advanced safety technology to realize a driving safety support system and automated driving system (Note 5) are undergoing sophistication, complexity, and diversification. The Tender Offeror believes that measures will be required which significantly exceed speed and management resources of technology development and product development previously dealt with by automobile manufacturers alone. Also, as new technologies not fully utilized in previous motorcycles and automobiles including information and system technology will be required in such next-generation technology areas, other competing companies are accelerating their efforts, such as entries into the market by various companies in different industries. Under such circumstances, in order to establish a superior position in advance of other companies, the Tender Offeror believes that the Tender Offeror Group is required to distribute management resources into relevant areas in a mobile, concentrated, and efficient manner.

(Note 5)

Definition of Driving Safety Support System and Automated Driving System (source: December 7, 2016 “Trend Regarding Definition of Levels of Automated Driving and Future Responses (Draft)” National Strategy Office of Information and Communication Technology, Cabinet Secretariat)

Category		Outline	System to realize the item on the left
Information provision-type		Alert to drivers, etc.	“Driving Safety Support System”
Automatic control utilizing-type	Level 1: Single-type	Status where system operates either acceleration, steering or control
	Level 2: System combination	Status where system simultaneously conducts multiple operations of acceleration, steering or control	“Automated Driving System”
	Level 3: System sophistication	Status where acceleration, steering and control are all conducted by the system, and drivers respond only when the system requests them to do so
	Level 4: Fully automated driving	Status where acceleration, steering and control are all conducted by the system, and drivers are not involved

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In order to survive global competition, it is becoming increasingly important for automobile manufacturers to provide products at low cost; therefore, there is an urgent need to collaborate with automobile parts manufacturers, and to strengthen measures toward modularization of the development system (Note 6) and standardization of chassis and parts among several car models. Under such circumstances, in order to respond to increased needs for cost reduction and shift to overseas local production, etc. by automobile manufacturers, automobile parts manufacturers are required to lower costs through an economy of scale in connection with the increase in production volume, and construction of a timely supply system at global locations. In recent years, mega suppliers (Note 7) are expanding their sales volume. The Tender Offeror Group aimed for an optimal product supply system in conformity with market needs upon developing automobiles, and close collaboration took place among the Tender Offeror and parts manufacturers including the Three Target Companies for each area of individual parts. However, under the above circumstances, the Tender Offeror believes that in order to further develop a joint development system among the Tender Offeror and the parts manufacturers within the Tender Offeror Group, and to respond to modularization and parts standardization, it is necessary, in addition to structuring a comprehensive development system with the suppliers owning a vast array of technologies from conventional technology (Note 8) such as machinery and parts to electrification and information technology, to establish an optimal supply chain for the entire Tender Offeror Group. Also, in order to realize a reduction in procurement and production costs in connection with the increase in parts production volume, the Tender Offeror Group believes it is an issue for the Three Target Companies to further strengthen the sales to automobile manufacturers other than the Tender Offeror.

(Note 6)	To have a standardized parts structure applicable to other car models upon development of new cars

(Note 7)	Common name for companies with large sales volumes supplying parts to major automobile manufacturers globally.

(Note 8)	Technology used for existing components

Further, in the growing markets in Asia and other emerging countries, which are future growth markets for the mobility industry, the mobility industry expects to continue to see a solid demand for motorcycles, and automobile ownership is becoming widespread mainly among entry-level car owners. As such, competition will inevitably be aggravated due to the market and trade liberalization, increased presence of overseas automobile manufacturers, and the rise of local emerging manufacturers. To survive global competition in those growing markets, automobile manufacturers are required to swiftly cater to diversified market needs and offer highly cost-competitive products in a timely manner. Also, the recent global economy is exposed to growing uncertainties due to trade frictions between China and the United States, Britain’s exit from the EU, and other factors, which make it difficult to forecast market trends. In order to flexibly and swiftly respond to the diversified and complex market environment, the Tender Offeror Group recognizes the necessity to further reinforce its global supply chain by accelerating cooperation and coordination with regional bases and suppliers in each area of development, procurement, production, and sales.

Under these business conditions, the Tender Offeror has sought a cooperative business relationship with Hitachi Automotive Systems, a wholly-owned subsidiary of Hitachi that provides motors for electric vehicles to domestic and foreign automobile manufacturers, for which it promotes miniaturizing, weight saving, and higher output. More specifically, the Tender Offeror entered into a joint venture agreement with Hitachi Automotive Systems on March 24, 2017, and established Hitachi Automotive Electric Motor Systems, Ltd., whose business is development, manufacture, and sale of motors for electric vehicles, on July 3, 2017 as a joint venture. The Tender Offeror aims to establish systems that can respond to a globally expanding demand for motors for electric vehicles by each automobile manufacturer, by drawing together the technologies of Hitachi Automotive Systems and the Tender Offeror and proceeding with joint research and development of motors that are core parts for electric vehicles at the joint venture. In addition, while the Tender Offeror is currently engaged in joint research and development with the Three Target Companies and Hitachi Automotive Systems in next-generation technology areas, such as electrification technology and advanced safety systems, it sees the necessity to extend such joint development further in order for the Tender Offeror Group to acquire a dominant position before other companies in those areas where competitors are making large and speedy research and development investments. Particularly, the motorcycle business is also anticipated to require developing next-generation technologies such as electrification technology to realize electric vehicles such as hybrid cars and electric vehicles, and advanced safety technology to realize a driving safety support system and automated driving system. The Tender Offeror therefore expects to be able to acquire a dominant position before other companies and realize superior competitiveness as a motorcycle parts manufacturer if the Three Target Companies utilize, for motorcycle development, Hitachi Automotive Systems’ next-generation technologies, such as electrification technology and advanced safety systems for automobiles.

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As the business environment evolves drastically, the Tender Offeror has come to believe that it is necessary to realize supplying high value-added and cost-competitive products to ensure sustainable growth and enhance the profitability of the Tender Offeror Group, including the Three Target Companies. This will be attained by: promptly establishing competitive technologies (a winning edge) that may be difficult for the Tender Offeror Group (including the Three Target Companies) to obtain alone in next-generation technology areas (such as electrification and automatic driving) by drawing together the technologies of the Tender Offeror, the Target Company (which possesses superior suspension and steering technology), Keihin (which possesses superior powertrain technology), Nissin (which possesses superior brake system technology), and Hitachi Automotive Systems (which possesses superior technology in each of powertrain, chassis, and safety systems), and by building a robust joint research and development structure; and creating an efficient development and production structure in conventional technology areas.

On the other hand, next-generation technology areas, such as electrification technology and advanced safety systems, are new areas that have not been fully addressed to date by the mobility industry and entail risks that are higher than in the conventional mobility business, such as requiring large-scale and timely investments, and involving uncertainties in future market trends and in the technologies required. This may adversely affect the market stock prices of the Three Target Companies, depending on short-term performance fluctuations and evaluation by the stock market. Accordingly, in swiftly executing management initiatives that are likely required to boost the medium- to long-term competitiveness of the Tender Offeror Group, including the Target Company, the Tender Offeror decided that it would be in the interest of the minority shareholders of the Three Target Companies to provide their general shareholders with a reasonable opportunity to sell shares without exposing them to the risk of drastic change of share prices as a result of executing the management initiatives in the future.

Considering the above factors, the Tender Offeror appointed Nomura Securities Co., Ltd. (“Nomura Securities”) as a financial advisor and third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, and Nishimura & Asahi as a legal advisor independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, and started initial consideration and discussions regarding the Integration, including the Tender Offer, with Hitachi Automotive Systems and Hitachi. Thereafter, based on the results of the considerations and discussions, the Tender Offeror concluded in late May 2019 that it would be the best option for the Tender Offeror Group to implement the Absorption-type Merger in which Hitachi Automotive Systems will be the surviving company, with the purpose of building a structure where management initiatives that are likely required to boost the medium- to long-term competitiveness of the Tender Offeror Group, including the Target Company, can be swiftly executed, after making the Three Target Companies, including the Target Company, wholly-owned subsidiaries of the Tender Offeror by obtaining all shares of common stock of the Three Target Companies (the “Three Target Company Shares”) (excluding, however, the Three Target Company Shares owned by the Tender Offeror and treasury shares owned by the Three Target Companies; hereinafter the same shall apply). On May 31, 2019, the Tender Offeror, Hitachi Automotive Systems and Hitachi made an initial proposal for the Integration (the “Proposal”) to the Target Company. The Proposal states that the Tender Offeror would acquire the Three Target Company Shares through procedures such as a tender offer and make the Three Target Companies its wholly-owned subsidiaries; thereafter, Hitachi Automotive Systems and the Three Target Companies would integrate through an absorption-type merger in which Hitachi Automotive Systems would be the surviving company, or through other methods, and as a result of the integration, the surviving company after Absorption-type Merger (the “Integrated Company”) would become a consolidated subsidiary of Hitachi that holds 66.6% of its voting rights and an equity-method affiliate of the Tender Offeror that holds 33.4% of its voting rights.

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On the other hand, upon receipt of the Proposal from the Tender Offeror on May 31, 2019, the Target Company appointed SMBC Nikko Securities Inc. (“SMBC Nikko Securities”) as a financial advisor and third-party valuation organization independent of the Tender Offeror, the Target Company, Hitachi Automotive Systems, Hitachi, Keihin, and Nissin, and Nagashima Ohno & Tsunematsu as a legal advisor independent of the Tender Offeror, the Target Company, Hitachi Automotive Systems, Hitachi, Keihin and Nissin., in order to ensure the fairness of the purchase price in the Tender Offer (the “Tender Offer Price”) and other terms of the Transactions. The Target Company also established a special committee on August 5, 2019, as an advisory body for its board of directors to consider the Proposal (for details of the special committee, please see “(III) Independent special committee established, and the independent special committee’s written report obtained, by the Target Company” of “(4) Measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, and measures to ensure the fairness of the Tender Offer” below).

Then, the Tender Offeror, with the approval of the Target Company, conducted due diligence on the Target Company from the middle of July 2019 to early September 2019. The Tender Offeror and the Target Company continued discussions regarding, among other matters, the purpose of the Integration, including the Tender Offer, management structures and policies after the Integration, and various conditions of the Integration, with the aim of further enhancing their respective enterprise value. Furthermore, from early October 2019, the Tender Offeror held discussions and negotiations with the Target Company on several occasions regarding the Tender Offer Price. Thereafter, in late October 2019, the Tender Offeror made the final proposal regarding various conditions of the Tender Offer, including prices, to the Target Company and held discussions and negotiations with the Target Company.

Consequently, in late October 2019, the Tender Offeror and the Target Company agreed that conducting the Integration by making the Three Target Companies including the Target Company wholly-owned subsidiaries and then implementing the Absorption-type Merger in which Hitachi Automotive Systems would be the surviving company would be the best measure to allow the Tender Offeror Group to respond to changes in the business environment surrounding the Tender Offeror Group and contribute to enhancing the enterprise value of the whole Tender Offeror Group including the Target Company. Accordingly, as of today, the Tender Offeror determined to conduct the Tender Offer for the Target Company Shares as part of a series of transactions for the Integration based on the Basic Contract, on condition that the Conditions Precedent are satisfied.

As announced in the Other Press Releases by Two Target Companies, the Tender Offeror also discussed and negotiated the implementation of the Integration with Keihin and Nissin on several occasions; as a result, it has also determined at the board of directors meeting held today that as part of a series of transactions for the Integration, respective common stocks of Keihin and Nissin are to be obtained through tender offer. As stated in “(1) Overview of the Tender Offer” above, such tender offer is also scheduled to be conducted after satisfaction of certain conditions precedent such as obtaining permits and licenses, etc. from the respective countries’ relevant authorities including notifications or approvals for business combination to or by the respective countries’ competition authorities.

Specific synergy effects of the Integration that are expected to occur in the Tender Offeror Group including the Target Company are as stated below.

(i)	Streamlining development and production structure and enhancing development of the next-generation technology

The alliance between the Three Target Companies and Hitachi Automotive Systems will enable them to enhance their development structure in next-generation technology areas expected to see growing demands in the future, such as electrification technologies, advanced safety technologies, and vehicle control technologies. Simultaneously, it will also enable the Tender Offeror Group to obtain Hitachi Automotive Systems’ technologies in the system and IT field, which the Tender Offeror Group had to develop alone previously, and thereby to achieve selected and concentrated development investment. The Tender Offeror expects that this will realize the optimal allocation of business resources for the Tender Offeror Group as a whole. In addition, by accelerating mutual complementation between technology areas and regional bases in development and production fields of the Integrated Company, the Integrated Company will be able to supply more high value-added and cost-competitive products and to establish a supply structure to swiftly and flexibly respond to changes in demands of automobile manufacturers including the Tender Offeror.

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(ii)	Reducing procurement and production costs through increased component sales to automobile manufacturers other than the Tender Offeror

Based on the industry’s latest technologies in a wide range of areas from conventional technologies such as machine components to electrification and information technologies, the Integrated Company will be able to establish a comprehensive development structure with automobile manufacturers and, as one of the global mega suppliers, to expand its sales to automobile manufacturers other than the Tender Offeror. With the increase in component production resulting from the above, the Integrated Company will be able to reduce procurement and production costs through the scale effect and thus expects to realize excellent profitability and competitiveness based on the international competitive advantage.

(II)	Structure of the Integration

The structure of the Integration is as stated below.

(i)	Implementation of the Three Target Companies Tender Offer

Subject to the Conditions Precedent to the commencement that certain matters such as obtaining permits and licenses, etc. from the respective countries’ relevant authorities, such as notifications or approvals for business combination to or by the respective countries’ competition authorities (for details, please see “(3) Material agreements regarding the Tender Offer” below and the Other Press Releases by Two Target Companies), are satisfied, the Tender Offeror will implement the Three Target Companies Tender Offer, respectively.

(Note)	Percentage (%) in the above chart indicates the ratio of voting rights held by the relevant shareholders to voting rights held by all shareholders; the same shall apply in this section.

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(ii)	Implementation of the Transactions to Make the Three Target Companies Wholly-Owned Subsidiaries

If the respective the Three Target Companies Tender Offer is successfully completed, and the Tender Offeror fails to acquire all of the common shares of the Three Target Companies for which the Three Target Companies Tender Offer is successfully completed, a series of procedures to make the Tender Offeror the only shareholder of the Three Target Companies will be implemented. For details of the Transaction to Make the Target Company a Wholly-Owned Subsidiary, please see “(5) Policies regarding reorganization, among others, after the Tender Offer (matters regarding the so-called two-stage purchase)” below. For Keihin and Nissin, a series of procedures will be also implemented to make them wholly-owned subsidiaries of the Tender Offeror through the same method as in the Transaction to Make the Target Company a Wholly-Owned Subsidiary (collectively with the Transaction to Make the Target Company a Wholly-Owned Subsidiary, the “Transactions to Make the Three Target Companies Wholly-Owned Subsidiaries”).

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(iii)	Implementation of the Absorption-type Merger

After the completion of the Three Target Companies Tender Offer stated in (i) above and the Transactions to Make the Three Target Companies Wholly-Owned Subsidiaries stated in (ii) above, the Absorption-type Merger between Hitachi Automotive Systems (a wholly-owned subsidiary of Hitachi) as the surviving company, and the Three Target Companies as the disappearing companies will be implemented. As stated in “(3) Material agreements regarding the Tender Offer” below, the Tender Offeror and Hitachi have agreed in the Basic Contract that in the Absorption-type Merger, common shares of the Integrated Company will be allotted to the Tender Offeror as the consideration for merger, in a merger ratio where the number of voting rights of the Integrated Company held by the Tender Offeror will account for 33.4% of the number of the voting rights held by all shareholders of the Integrated Company. If any of the tender offers targeting the Three Target Companies is not successfully completed, of if a substantial delay is expected in making any one or two companies among the Three Target Companies wholly-owned subsidiaries, Hitachi and the Tender Offeror is planning to conduct the Absorption-type Merger between Hitachi Automotive Systems and the company(ies) among the Three Target Companies that has successfully become wholly-owned subsidiary(ies) of the Tender Offeror. Furthermore, the ratio of the total share value of the Three Target Companies as of the effective time of the Absorption-type Merger to Hitachi Automotive Systems’ share value does not necessarily correspond to the above merger ratio. Given the above, sometime between completion of the Transactions to Make the Three Target Companies Wholly-Owned Subsidiaries and the effective time of the Absorption-type Merger, in order to have the ratio of the total share value of the Three Target Companies to Hitachi Automotive Systems’ share value correspond to the above merger ratio, adjustment of the Three Target Companies’ share value by the Three Target Companies obtaining treasury shares and other methods (the “Adjustment of the Share Value”) will be implemented.

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(iv)	After Completion of the Integration

After completion of the Integration, the ownership ratio of the voting rights in the Integrated Company held by the Tender Offeror will be 33.4% and the Integrated Company will become an equity-method affiliate of the Tender Offeror. The Tender Offeror considers the Integrated Company its important supplier even after the completion of the Integration and plans to continue the business transactional relationship.

(III)	Business restructuring associated with the Integration

According to Keihin, since its air conditioning business is different from businesses in the Integrated Company, the business will be transferred to a third party by the effective time of the Absorption-type Merger; and to date, neither the transferee nor the consideration has been determined. Regarding such transfer, please refer to the “Notice Concerning Scheduled Transfer of Air Conditioning Business” announced today by Keihin.

According to the Target Company, since its car dealer business operated through its wholly-owned subsidiary Honda Cars SAITAMAKITA Co. Ltd. (“Honda Cars SAITAMAKITA”) is different from businesses in the Integrated Company, it will transfer Honda Cars SAITAMAKITA’s shares to a third party before the effective date of the Absorption-type Merger; and at this moment, neither the transferee nor the consideration has been determined.

When determining the Tender Offer Price, the Tender Offeror took into consideration that the transfer of Honda Cars SAITAMAKITA’s shares would cause the Target Company to cease its car dealer business and that cash would be paid in as consideration for the share transfer.

In addition, as announced in the “Notice Regarding Dissolution and Share Acquisition of Joint Venture (Equity-Method Affiliates) (Making Them Subsidiaries)” by Nissin dated today, the Tender Offeror and Nissin have entered into a share purchase agreement with Veoneer AB (a wholly-owned subsidiary of Veoneer, Inc. (the joint venture partner of Nissin; “Veoneer”)) where the Tender Offeror and Nissin will jointly acquire all shares of Veoneer Nissin Brake Systems Japan Co., Ltd. (“VNBJ”) and Veoneer Nissin Brake Systems (Zhongshan) Co., Ltd. (“VNBZ”) which are Nissin’s equity-method affiliates held by Veoneer AB. In response to strict environmental regulations on exhaust gas and fuel efficiency in recent years and increasing demands for electric vehicles and hybrid cars that can operate over long distances, the market size of regenerative brakes, which is the primary product of VNBJ and VNBZ, is expected to continue to expand in the future. After the Tender Offeror and Nissin performed repeated, careful examinations from the perspective of enhancing the enterprise value of the Tender Offeror Group as a whole, including Nissin, they determined that it is appropriate for them to jointly acquire all shares of VNBJ and VNBZ.

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(IV)	Management policies after the Tender Offer

As stated in “(II) Structure of the Integration” above, after the Target Company becomes a wholly-owned subsidiary of the Tender Offeror through the Transaction to Make the Target Company a Wholly-Owned Subsidiary, the Absorption-type Merger between Hitachi Automotive Systems as the surviving company and the Three Target Companies as the disappearing companies will be implemented. After completion of the Integration including the above series of transactions, while respecting the Three Target Companies’ corporate cultures, the Tender Offeror will proceed with the unification with Hitachi Automotive Systems and realize sustainable growth and maximization of the enterprise value of the Tender Offeror Group as a whole.

Details of specific management policies of the Integrated Company after the Integration are yet to be decided as of today. The Tender Offeror, the Three Target Companies, Hitachi Automotive Systems and Hitachi will discuss them, aiming to establish a structure maximizing the synergy effect as the Tender Offeror Group through the Integration.

(V)	Process of and reasons for decision-making by the Target Company

According to the Press Release by the Target Company, the Target Company received the Proposal from the Tender Offeror on May 31, 2019 and appointed SMBC Nikko Securities as a financial advisor and third-party valuation organization independent of the Tender Offeror, Three Target Companies, Hitachi Automotive Systems, and Hitachi, and Nagashima Ohno & Tsunematsu as a legal advisor independent of the Tender Offeror, Three Target Companies, Hitachi Automotive Systems, and Hitachi in order to ensure the fairness of the Tender Offer Price and the Transactions including the Tender Offer.

The Target Company also established a special committee on August 5, 2019, as an advisory body to the Target Company’s board of directors to consider the Proposal, in order to ensure the fairness of the Transactions, as the Transactions may involve conflicts of interest between the Tender Offeror and the Target Company’s minority shareholders.

As a result, the Target Company carefully discussed and examined the terms of the Transactions from the perspective of enhancing its enterprise value, taking into account the legal advice of Nagashima Ohno & Tsunematsu, and the share valuation report obtained from SMBC Nikko Securities (the “Target Company Share Valuation Report”), and by respecting to the maximum extent the content of the written report provided by the special committee (the “Written Report”).

The automobile industry is undergoing accelerated technology innovations in a new area dubbed “CASE” (connected (Note 1), automated driving, shared (Note2) and electric), and the Target Company’s business environment is being subjected to quick and drastic changes, including a number of countries imposing stricter environmental and safety regulations.

(Note 1)	To connect automobiles’ onboard systems to external communication devices and communication infrastructure via electric signals

(Note 2)	To “share/use” automobiles via rental services or other methods, not to “own” them

However, among the basic elements of all motorcycles and automobiles, i.e., “driving, turning, and halting,” the Target Company has been providing products involved in “driving” and “turning.” For example, in motorcycle shock absorbers, the Target Company reflects its technologies it has accumulated in the world’s most prominent road races and motocross races to its mass-produced products, and has incorporated those unique technologies into its product lineup. The Target Company has the top-level share in the world by supplying those products to key domestic and overseas motorcycle manufacturers. In automobile shock absorbers, the Target Company also produces conventional dumpers with upgraded basic performance and electronically-controlled dumpers incorporating its own technologies, and has succeeded in balancing a high level of stable drivability and ride quality. Furthermore, the Target Company carries a product lineup in electric power steering that caters to electrification and the diversified needs of the market. By realizing high responsiveness and linearity, the Target Company also provides drivers with a smooth steering feel.

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Looking at the Target Company’s business environment, in the “CASE” era, where automated driving has developed, automobiles are expected to have interior space that can be utilized for multiple purposes, which will increase the level of demand for further quietness and smoother ride quality while driving. Further, as environmental regulations become stricter and the need for lower fuel consumption increases, there will be continuing demand for automobiles’ enhanced environmental performance in the future. With an eye to the “CASE” era, and backed by its element technologies for “driving” and “turning,” the Target Company seeks to continually generate added value and differentiate itself from competitors by: pursuing performance concerning “driving” and “turning” that realizes a quiet, smooth ride quality that is indispensable for multi-purpose use of automobiles’ interior space (such as developing inter-coordinated control of the suspension and steering systems); and improving environmental performance by reducing the weight of parts.

However, in order to aptly and promptly respond to the global customer needs in the “CASE” era when a higher and more complex coordinated control of all automobile parts is required, the Target Company recognizes the need to shift itself to become an integrated systems supplier capable of offering global customers a system integrating “driving” and “turning” functions combining its element technologies and advanced control technologies, and not by being a supplier that only provides individual parts or technologies. This will include accelerating technology and product development that generates added value and expanding its business and technology areas.

With its understanding of these circumstances, the Target Company expects to be able to grow continuously by promptly becoming an integrated systems supplier capable of providing customers with a wide variety of systems ranging from conventional technologies for “driving” and “turning” to advanced systems compatible with the “CASE” era such as automated driving, in order to respond to the exponentially-changing business environment. This will be attained through the Integration, by combining the Target Company’s strength in element technologies and advanced technologies for “driving” and “turning” with Hitachi Automotive Systems’ strengths in mechatronics control technologies (Note 3).

(Note 3)	Technologies to control machines’ operations through electronic technology by utilizing the technologies of mechanical engineering and electronics

Specifically, Hitachi Automotive Systems provides automobile manufacturers with conventional products (such as engine and chassis systems), as well as electronics products including electrification and automated driving products. In terms of electrification and automated driving products, the Target Company’s portfolio includes inverters for HEVs (Note 4), PHEVs (Note 5) and EVs (Note 6), and motors that are created through collaboration with the Tender Offeror. With regard to automated driving systems and products, the Target Company engages in research and development of cameras and mili-wave radars (Note 7), as well as ADAS control units (Note 8) and automated driving control units. The Target Company understands that these electrification and advanced safety technologies are indispensable for responding to the “CASE” era, but at the same time, that speed of development is a big problem in pursuing research and development alone.

(Note 4)	Automobiles with an internal combustion engine and electric motor as the power source

(Note 5)	HEV that can be charged with electricity from a power supply by using a plug

(Note 6)	Automobiles with an electric motor as the only power source

(Note 7)	A type of long-range radar that detects obstacles at long range during vehicle travelling

(Note 8)	Products made by integrating multiple driving support systems including adaptive cruise control and collision damage mitigation brake system into a single controller

The Target Company expects that it will be able to provide global customers with more advanced systems for “driving” and “turning” compatible with the “CASE” era, which will enhance the value of its business. To this end, the Integration will provide the Target Company with Hitachi Automotive Systems’ technologies in the systems and IT areas, and will also enable the companies to combine Hitachi Automotive Systems’ electrification technologies (such as motors) and advanced safety technologies (including control units) with the Target Company’s element technologies and inter-coordinated control technologies (such as suspension and steering systems).

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Because the Tender Offeror contemplates conducting tender offers for Keihin and Nissin, apart from the Tender Offer, the Target Company is also confident that there is a greater possibility of achieving the above purpose through the Integration, by combining its technologies with Hitachi Automotive Systems’, along with Keihin’s strength in engine management technologies and Nissin’s strength in aluminum casting and processing technologies, and brake technologies. Given the above, the Target Company has concluded that it will enhance the value of its business through the Integration with Hitachi Automotive Systems, Keihin, and Nissin, and by promptly shifting itself to become an integrated systems supplier which is able to offer integrated control systems with a higher added value, a shift that cannot be easily attained by the Target Company alone.

Further, in terms of the Tender Offer Price among other terms and conditions regarding the Transaction, the Target Company has received a final proposal from the Tender Offeror that the Tender Offer Price will be 2,300 yen per Target Company Share. In consideration of the following, among others, it was determined that the Tender Offer Price and other terms and conditions regarding the Tender Offer are appropriate, and that the Tender Offer provides an opportunity for sale of the Target Company’s stock to the Target Company’s shareholders at a price with a reasonable premium and under reasonable terms and conditions: (i) the Tender Offer Price is a price agreed on after taking measures to ensure the fairness of the Tender Offer as stated in “(4) Measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, and measures to ensure the fairness of the Tender Offer” below, deliberations at the special committee and advice from each of the advisors, and repeated earnest negotiations with the Tender Offeror; (ii) in the Target Company’s valuation report regarding the Target Company’s stock by SMBC Nikko Securities as stated in “(II) Valuation report obtained by the Target Company from and independent third-party valuation organization” of “(4) Measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, and measures to ensure the fairness of the Tender Offer” below, the Tender Offer Price is above the range of valuation results of the market share price analysis and the comparable company analysis, and it is within the valuation range of the discounted cash flow analysis (the “DCF Analysis”); (iii) the Tender Offer Price represents the following premiums: 27.35% (rounded off to two decimal places; the same method was applied to the calculation of premiums (%) in this paragraph) on the closing price of the Target Company’s stock of 1,806 Japanese yen on the TSE 1st Section as of October 29, 2019, which is the business day immediately preceding the date of announcement of the Tender Offer; 39.31% on the simple average of the closing price of 1,651 Japanese yen for the past one-month period (from September 30, 2019 to October 29, 2019) (rounded off to the nearest whole number; the same method was applied to the calculation of simple average of the closing price below); 55.62% on the simple average of the closing price of 1,478 Japanese yen for the past three-month period (from July 30, 2019 to October 29, 2019); and 58.08% on the simple average of the closing price of 1,455 Japanese yen for the past six-month period (from May 7, 2019 to October 29, 2019); (iv) the written report obtained from an independent special committee by the Target Company, as stated in “(III) Independent special committee established, and a written report obtained, by the Target Company” of “(4) Measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, and measures to ensure the fairness of the Tender Offer”, states that “(a) the Transaction will contribute to the enhancement of the enterprise value of the Target Company, and is reasonable, (b) a. the Tender Offer Price and other conditions of the Tender Offer as a part of the Transaction are appropriate, and b. the Transaction including the Tender Offer is not disadvantageous to minority shareholders of the Target Company because the procedures such as negotiation process leading to the Transaction are fair”; and (v) business environment surrounding the Target Company and prospects of future business results, etc.

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Accordingly, the Target Company’s board of directors passed a resolution at its meeting held today to adopt a policy for the Target Company to accept the final proposal made by the Tender Offeror, and to express its current opinion that it would support the Tender Offer, and that it would recommend that the shareholders of the Target Company tender the Target Company Shares for the Tender Offer if it were commenced.

(3)	Material agreements regarding the Tender Offer

The Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi have concluded the Basic Contract as of today (in this paragraph, the “Basic Contract Conclusion Date”), as outlined below.

(I)	The Tender Offer conducted by the Tender Offeror

The Tender Offeror shall conduct the Tender Offer, on condition that all conditions set forth in the following items have been satisfied:

(a)

The Target Company has resolved to support the Tender Offer and to recommend to its shareholders to tender in the Tender Offer, has published the resolution, and has not changed the resolution or passed a contradictory resolution by its board of directors during the period from the Basic Contract Conclusion Date to the Tender Offer Commencement Determination Date;

(b)	The Target Company has obtained a third party’s opinion (Note 1) that a tender offer for its shares is not disadvantageous to its minority shareholders, and the opinion has been upheld;

(Note 1)	A third party’s opinion means an opinion of the special committee established by the Target Company; hereinafter the same shall apply.

(c)	The Target Company’s representations and warranties pursuant to the Basic Contract are true and correct in material respects;

(d)	All obligations due to be performed or complied with by Hitachi, Hitachi Automotive Systems and the Target Company under the Basic Contract have been performed or complied with in material respects;

(e)	An agreement for the transfer of all Honda Cars SAITAMAKITA shares by the Target Company has been concluded and published;

(f)

The Japan Fair Trade Commission has issued a notice regarding the Transactions that it will not issue a notice under Article 50, paragraph (1) of the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade;

(g)

Notification to any foreign competition law authority has been completed, or the waiting period after the notification has matured or terminated early; or an approval has been obtained from, and other procedures have been completed with, any foreign competition law authority, as required for the Transactions under any competition law of a non-Japanese jurisdiction agreed to between the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi (“All Parties”);

(h)	There are no laws or regulations, or decisions by any competent authority, that limit or prohibit any of the Transactions;

(i)

No cause or event has occurred that has a material adverse effect on the Target Company’s or Hitachi Automotive Systems’ business, assets, liabilities, financial status, business performance, cash flow or future profit plan on a consolidated basis; and no other event has occurred to any company in the Target Company Group or any of Hitachi Automotive Systems and its subsidiaries and affiliates (collectively with Hitachi Automotive Systems, the “Hitachi Automotive Systems Group”) that materially affects the decision to conduct the Tender Offer;

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(j)	There has been no impact of any natural disaster or other cause not attributable to the Tender Offeror where it is impossible to commence the Tender Offer in light of socially accepted norms;

(k)	There are no material non-public information related to the Target Company or any of its subsidiaries;

(l)

The Target Company has submitted to the Tender Offeror a letter of confirmation of material information (a letter that represents and warrants that there is no material non-public information or facts related to the Target Company or any of its subsidiaries as of the Tender Offer Commencement Determination Date);

(m)	The conditions to the Tender Offeror commencing tender offers against Keihin and Nissin are reasonably anticipated to be satisfied or waived;

(n)	The “Basic Agreement for Subsidiaries’ Management Integration” dated October 30, 2019, concluded between Hitachi and the Tender Offeror is continuing in effect; and

(o)

Hitachi has not issued a notice to the Tender Offeror requesting not to commence the Tender Offer, or the conditions contained in such notice, if made, by Hitachi to the Tender Offeror have been satisfied or waived.

(II)	The Target Company’s support for the Tender Offer

The Target Company shall resolve that it will support the Tender Offer and will recommend to its shareholders to tender in the Tender Offer, on condition that all conditions set forth in the following items have been satisfied, except where it is reasonably determined that passing these resolutions violates the Target Company’s directors’ duty of due care of a prudent manager:

(a)	The Target Company has obtained a third party’s opinion that the Tender Offer is not disadvantageous to its minority shareholders, and the opinion has been upheld;

(b)	The key terms of the Tender Offer are in line with the terms and conditions agreed pursuant to the Basic Contract;

(c)	Tender offers by the Tender Offeror against Keihin and Nissin are reasonably anticipated to be commenced;

(d)	Hitachi’s, Hitachi Automotive Systems’ and the Tender Offeror’s representations and warranties pursuant to the Basic Contract are true and correct in material respects;

(e)	All obligations due to be performed or complied with by Hitachi, Hitachi Automotive Systems and the Tender Offeror under the Basic Contract have been performed or complied with in material respects;

(f)

The Japan Fair Trade Commission has issued a notice regarding the Transactions that it will not issue a notice under Article 50, paragraph (1) of the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade;

(g)

By the Tender Offer Commencement Determination Date, notification to any foreign competition law authority has been completed, or the waiting period after the notification has matured or terminated early; or an approval has been obtained from, and other procedures have been completed with, any foreign competition law authority, as required for the Transactions under any competition law of a non-Japanese jurisdiction agreed to between All Parties;

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(h)	There are no laws or regulations, or decisions by any competent authority, that limit or prohibit the Tender Offer; and

(i)

No cause or event has occurred that has a material adverse effect on Hitachi Automotive Systems’ business, assets, liabilities, financial status, business performance, cash flow or future profit plan on a consolidated basis; and no other event has occurred to any of Hitachi Automotive Systems Group that materially affects the Target Company’s decision to pass a resolution to support the Tender Offer and to recommend to its shareholders to tender in the Tender Offer.

(III)	Making the Target Company a wholly-owned subsidiary

When the Tender Offer is completed, if the Tender Offeror has not succeeded in acquiring all the shares of the Target Company through the Tender Offer, then the Tender Offeror will take measures necessary to make the Target Company its wholly-owned subsidiary by means of demand for cash-out or share consolidation.

(IV)	Absorption-type merger

Promptly after the Tender Offeror makes the Target Company, Keihin, and Nissin its wholly-owned subsidiaries, Hitachi shall cause Hitachi Automotive Systems, and the Tender Offeror shall cause the Target Company, Keihin, and Nissin, to implement a series of absorption-type merger in which Hitachi Automotive Systems will be the ultimate surviving company, and the Target Company, Keihin, and Nissin will be the ultimate disappearing companies.

If any of the tender offers targeting the Target Company, Keihin, or Nissin is not successfully completed, or if a substantial delay is expected in making any one or two companies among the Target Company, Keihin, and Nissin the Tender Offeror’s wholly-owned subsidiaries, then Hitachi and the Tender Offeror shall implement the Absorption-type Merger between Hitachi Automotive Systems and the company(ies) from among the Target Company, Keihin, and Nissin that has successfully become wholly-owned subsidiary(ies) of the Tender Offeror. Conditions of the absorption-type merger between Hitachi Automotive Systems and such wholly-owned subsidiary(ies) shall be determined upon good-faith consultation based on the enterprise values of Hitachi Automotive Systems, the Target Company, Keihin, and Nissin agreed upon between Hitachi and the Tender Offeror.

(4)	Measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, and measures to ensure the fairness of the Tender Offer

Given that the Target Company is not a subsidiary of the Tender Offeror as of today, the Tender Offer does not constitute a tender offer by a controlling shareholder. However, the Tender Offeror is the Target Company’s largest shareholder among its major shareholders, and is its other associated company as defined in the Regulation on Terminology, Forms, and Preparation Methods of Financial Statements, and owns 25,447,856 shares (ownership ratio: 33.50%) of the Target Company Shares as of today. The Tender Offeror aims to make the Target Company its wholly-owned subsidiary. By considering the above and other relevant factors, the Tender Offeror and the Target Company have taken the measures described below to ensure the fairness of the Tender Offer Price, eliminate any arbitrariness in the decision-making process to decide to implement the Tender Offer, and avoid any conflicts of interest.

Even though the Tender Offeror has not had the successful completion of the Tender Offer conditioned on the tender by the so-called “majority of the minority” in the Tender Offer, the Tender Offeror believes that the interests of the Target Company’s minority shareholders have been sufficiently considered by taking the measures (I) to (VI) below.

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(I)	Valuation report obtained by the Tender Offeror from an independent third-party valuation organization

With the aim of ensuring the fairness of the Tender Offer Price, the Tender Offeror asked a financial advisor, Nomura Securities, to calculate the value of the Target Company Shares as a third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, in determining the Tender Offer Price. Nomura Securities is neither a related party of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems or Hitachi, nor does it have a material interest in the Integration, including the Tender Offer.

Based on the determination that it is appropriate to evaluate the Target Company Shares multilaterally after reviewing the calculation method to be adopted in calculating the value of the Target Company Shares amongst multiple share valuation methods, and on the assumption that the Target Company will continue its operations, Nomura Securities calculated the value of the Target Company Shares using the following methods: the market share price analysis (because the Target Company Shares are listed on the TSE 1st Section); the comparable company analysis (because it is possible to infer the value of the Target Company Shares through comparisons with listed companies comparable to the Target Company); and the DCF Analysis (in order to reflect the status of future business activities in the calculation). On October 29, 2019, the Tender Offeror obtained a report on valuation of the shares (the “Valuation Report”) from Nomura Securities. The Tender Offeror has not obtained any evaluation regarding the fairness of the Tender Offer Price (i.e., a fairness opinion).

For an overview of the Valuation Report obtained by the Tender Offeror from Nomura Securities, please see “(4) Basis for the calculation of the purchase price” of “2. Overview of the purchase” below.

(II)	Valuation report obtained by the Target Company from an independent third-party valuation organization

(i)	Name of the valuation organization, and its relationship with the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi

According to the Press Release by the Target Company, the Target Company asked a financial advisor, SMBC Nikko Securities, to calculate the value of the Target Company Shares as a third-party valuation organization independent of the Tender Offeror, the Target Company, Hitachi Automotive Systems, Hitachi, Keihin and Nissin in expressing its opinion to the Tender Offer. The Target Company obtained the Target Company Share Valuation Report on October 30, 2019. SMBC Nikko Securities is neither a related party of the Tender Offeror, the Target Company, Hitachi Automotive Systems, Hitachi, or the Two Target Companies, nor does it have a material interest in the Transactions. The Target Company has not obtained any written opinion regarding the fairness of the Tender Offer Price (i.e., a fairness opinion) from SMBC Nikko Securities.

(ii)	Overview of calculation

SMBC Nikko Securities calculated the value of the Target Company Shares using the following methods: the market share price analysis (because there are market share prices as the Target Company Shares are listed on the TSE 1st Section); the comparable listed company analysis (because it is possible to infer the value of the Target Company Shares through comparisons with listed companies that engage in businesses relatively similar to those of the Target Company); and the DCF Analysis (in order to reflect the status of future business activities in the valuation).

The per-share value of the Target Company Shares calculated by SMBC Nikko Securities, based on the methods above, are as follows:

Market share price analysis:	1,455 Japanese yen to 1,651 Japanese yen
Comparable listed company analysis:	1,596 Japanese yen to 1,862 Japanese yen
DCF Analysis:	1,889 Japanese yen to 4,045 Japanese yen

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Under the market share price analysis, where October 29, 2019 was the reference date, the per-share value of the Target Company Shares was calculated to range from 1,455 Japanese yen to 1,651 Japanese yen, based on the following prices of Target Company Shares on the TSE 1st Section: the simple average of the closing price for the one month immediately preceding the reference date (1,651 Japanese yen) (any fraction is rounded off to the nearest Japanese yen; hereinafter, the same shall apply to the calculation of the simple average of closing prices in this paragraph); the simple average of the closing price for the three months immediately preceding the reference date (1,478 Japanese yen); and the simple average of the closing price for the six months immediately preceding the reference date (1,455 Japanese yen).

Under the comparable listed company analysis, the value of the Target Company Shares was calculated through comparison with the market share price and financial indicators indicating, among other factors, profitability of listed companies that engage in businesses relatively similar to those of the Target Company. As a result, the per-share value of the Target Company Shares was calculated to range from 1,596 Japanese yen to 1,862 Japanese yen.

Under the DCF Analysis, the Target Company’s enterprise value and share value were calculated by discounting the free cash flow that is expected to be generated by the Target Company in and after the second quarter of the fiscal year ending in March 2020 at a certain discount rate to the present value, based on various factors, such as the Target Company’s business plan for five fiscal years from the fiscal year ending in March 2020 through the fiscal year ending in March 2024, as well as publicly available information. Using this methodology, the per-share value of the Target Company Shares was calculated to range from 1,899 Japanese yen to 4,045 Japanese yen.

In the Target Company’s business plan used by SMBC Nikko Securities for the valuation using the DCF Analysis, there are no fiscal years in which significant increases or decreases in profits are expected, compared to the preceding fiscal year. The synergistic effects expected to be achieved by implementing the Integration have not been factored into the financial forecasts below because it is difficult to estimate such effects in specific numbers at present.

(II)	Independent special committee established, and the independent special committee’s written report obtained, by the Target Company

According to the Press Release by the Target Company, the Target Company decided to establish a special committee comprised mainly of three outside directors / audit and supervisory committee members of the Target Company after having considered, at the following meetings, the Target Company’s examination process to eliminate any arbitrariness in the decision-making regarding the Transactions, and to ensure the fairness, transparency and objectivity of the decision-making by the Target Company: the Target Company nominating committee’s meeting held on July 23, 2019; and the Target Company’s board of directors’ meeting held on July 24, 2019. After discussions were held among the three outside directors above, the following decisions were ultimately made by board of directors’ resolution dated August 5, 2019: that a special committee comprised of four members, namely, Mr. Tsuneo Mizusawa (outside director, audit and supervisory committee member, and independent officer of the Target Company), Mr. Hikoyuki Miwa (outside director, audit and supervisory committee member, and independent officer of the Target Company), Mr. Shinya Takada (outside director, audit and supervisory committee member, and independent officer of the Target Company), and Mr. Hidetaka Nishina (attorney-at-law, Nakamura, Tsunoda & Matsumoto), none of whom has interests in the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, or Hitachi would be established; and that the following matters (the “Matters of Inquiry”) would be submitted to the special committee for consideration: (A) whether the Transactions enhance the enterprise value of the Target Company and are thus appropriate; and (B) whether the Transactions, including the Tender Offer, are not disadvantageous to the Target Company’s minority shareholders in light of examination into (i) the appropriateness of the Tender Offer Price and other conditions of the Tender Offer as a part of the Transactions; and (ii) the fairness of procedures, including the negotiation process, leading to the Transactions.

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The special committee met 9 times in total between August 6, 2019 and October 30, 2019 to discuss and consider the Matters of Inquiry. For the purpose of discussions and the consideration of those matters at the special committee meetings, information regarding the Transactions was gathered through the following means: (A) a series of materials regarding the negotiations between the Tender Offeror and the Target Company concerning the implementation of the Transaction and the Tender Offer Price, and other materials distributed at the special committee, were reviewed, and the status of negotiations between the Tender Offeror and the Target Company was reported; (B) (i) the special committee conducted an interview with the Target Company regarding the Target Company’s current recognition about its business and the impact of the Transaction on the Tender Offeror and the Target Company, and a question-and-answer session was conducted therefor; (ii) the special committee also conducted an interview with the Tender Offeror regarding the Tender Offeror’s current recognition about the Target Company’s business and the impact of the Transaction on the Tender Offeror and the Target Company, and a question-and-answer session was conducted therefor; (iii) the special committee sent to Hitachi Automotive Systems and Hitachi (collectively, “Hitachi, etc.”) a written questionnaire containing the same questions asked of the Tender Offeror, and confirmed the answers received from Hitachi, etc.; (iv) the special committee conducted a question-and-answer session with SMBC Nikko Securities after they explained their calculation methods and evaluation process of the share value of the Target Company and consideration process regarding the calculation of the share value; (v) the special committee heard from Nagashima Ohno & Tsunematsu an explanation of the procedures of the Transaction, negotiation status of a basic contract regarding the business integration, and the details thereof.

After discussions and consideration over the Matters of Inquiry based on the above, on October 30, 2019, the special committee, as unanimous opinion by all special committee members, reported to the board of directors of the Target Company that “the Transaction, including the Tender Offer, is not disadvantageous to the interests of minority shareholders of the Target Company, because (A) the Transactions enhance the enterprise value of the Target Company and are thus appropriate; and (B) (i) the Tender Offer Price and other conditions on the assumption of the implementation of the Transactions is appropriate, and (ii) the procedures, including the negotiation process, leading to the Transactions is fair”. The special committee provided the board of directors of the Target Company with the Written Report on October 30, 2019.

According to the Written Report received from the special committee, the special committee took the purports of “Fair M&A Guidelines— Enhancing Corporate Value and Securing Shareholders’ Interests —” prepared by the Ministry of Economy, Trade and Industry dated June 28, 2019 into consideration, and provided the report above after deliberate considerations for the following reasons:

a.	Enhancement of the enterprise value (Matters of Inquiry (A))

The Transaction will contribute to the future enhancement of the enterprise value of the Target Company, and is reasonable for the following reasons: (a) the following advantages are expected to be brought by the Transaction: enhancement of the ability to make proposals due to an increase in product line up, the enhancement of the development capabilities in the conventional technology area, fulfilling development systems in the advanced areas, realization of product development in the car driving area, expansion of sales channels to automobile manufacturers other than the Tender Offeror, supplying products for mobility other than automobiles and motorcycles, and enhancement of purchasing power by taking advantage of scale merit. The Transaction is expected to generate synergies, and will contribute to enhancement of the enterprise value of the Target Company by contributing to overcoming challenges with which the Target Company should deal; (b) the reasons for the implementation of the Transaction are not unreasonable, and there is neither contradiction nor misunderstanding between the explanations by the Target Company, those by the Tender Offeror, and those by Hitachi, etc.; (c) the Transaction is more efficient than other means from the perspective of enhancement of the enterprise value of the Target Company; (d) there are no significant disadvantages to be brought by the Transaction.

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b.	Ensuring interests of general shareholders through fair procedures (Matters of Inquiry (B)(ii))

The Interests of the general shareholders of the Target Company are sufficiently considered through fair procedures in the Transaction, for the following reasons: (a) in order to eliminate arbitrariness in decision-making regarding the Transaction, and to ensure the fairness, transparency, and objectivity of the procedures for decision-making by the Target Company, the special committee was established as an advisory body of the board of directors meeting before the terms and conditions of the Transaction were determined by the Tender Offeror and the Target Company, and the operations of the special committee effectively worked as measures to ensure fairness; (b) resolutions will be unanimously made by eight directors who do not have any conflicts of interest (including four audit and supervisory committee members) at the board of directors meeting of the Target Company; (c) the Tender Offeror has obtained advice from lawyers of Nagashima Ohno & Tsunematsu, appointed as a legal advisor, which is independent from the relevant parties of the Transaction, and a share valuation report of the Target Company Shares from SMBC Nikko Securities, which is an independent financial advisor, and deliberated the Transaction based on the valuation stated in the report; (d) the so-called indirect market check has been implemented through measures to ensure opportunities of purchase by other purchasers; (e) the minimum number of shares to be purchased of the Tender Offer is nearly equal to the number determined by adopting the concept of a majority of a minority; (f) it can be evaluated that the Tender Offeror has provided them with important information contributing to making decisions regarding the appropriateness of the terms and conditions of the Transaction through full disclosure of information to shareholders of the Target Company, (g) the measures have been taken to eliminate coercion in the Transaction.

c.	Appropriateness of conditions (Matters of Inquiry (B)(i))

The Tender Offer Price and other conditions of the Tender Offer as a part of the Transaction are appropriate for the following reasons: (a) it is inferred that the agreement of the Transaction has been made between the Target Company and the Tender Offeror as a result of negotiations based on objective and consistent discussions which are equivalent to those between independent parties because the Target Company held multiple negotiations of price, receiving advice from SMBC Nikko Securities, and the special committee proactively involved such negotiations by giving its opinions after receiving explanations regarding the negotiation status; (b) the Tender Offer Price exceeds the maximum value of share value calculated by SMBC Nikko Securities, which is an independent financial advisor, using the market share price analysis of the comparable listed company analysis, and is within the range of prices based on the DCF Analysis. Therefore, a premium whose standard is almost equivalent to that of recent similar cases has been placed on the Tender Offer Price. In addition, it can be determined that the Tender Offer Price reflects the share value of the Target Company to a certain degree, because the Tender Offer Price exceeds the maximum value on the Target Company’s closing price basis in the past 10 years. Consequently, it can be evaluated that the appropriateness of the Tender Offer Price is not denied; (c) it can be said that the scheme of the Transaction, in which opportunities will be given to minority shareholders of the Target Company to return their investments by first making the Three Target Companies wholly-owned subsidiaries of the Tender Offeror in the process of the Transaction, is appropriate among other means to realize the Transaction; and (d) no doubt has occurred that the announcement of the amended earning forecast intentionally lower the market value as long as such forecast is conducted at the same time as the announcement of the Transaction.

d.

Based on the factors stated in b. and c. above, also in relation to the Matters of Inquiry (B) as a whole, the Transaction including the Tender Offer is not disadvantageous to minority shareholders of the Target Company.

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At the commencement of the Tender Offer, the Target Company will ask the special committee to examine whether there are any changes in the opinion of the Written Report on October 30, 2019, and to state that there are no changes if there is no change, or to express a new opinion if there are any changes.

(IV)	Advice from outside law firm to the Target Company

According to the Press Release by the Target Company, the Target Company selected Nagashima Ohno & Tsunematsu as its legal advisor independent of the Tender Offeror, the Three Target Companies, Hitachi, and Hitachi Automotive Systems, in order to ensure the fairness and propriety of the decision-making process by the Target Company’s board of directors, and the Target Company has received therefrom legal advice on the decision-making method and process regarding the Tender Offer and the series of subsequent procedures, and other matters to note concerning the decision-making by the Target Company’s board of directors.

(V)	Approval of all directors of the Target Company with no interest in the Transactions

According to the Press Release by the Target Company, the board of directors of the Target Company carefully discussed and examined the terms of the Tender Offer by the Tender Offeror, based on the legal advice of Nagashima Ohno & Tsunematsu, the Target Company Share Valuation Report received from SMBC Nikko Securities, the Written Report obtained from the special committee, the continued discussions with the Tender Offeror, and other relevant materials. As a result, all eight directors (including four members of the audit and supervisory committee) of the Target Company participated in the deliberations and the vote on the proposed resolution at the meeting of the board of directors held today, and all directors participating in the vote on the resolution unanimously resolved that, the board of directors’ current opinion would be to support the Tender Offer, and that it would recommend that the shareholders of the Target Company tender the Target Company Shares for the Tender Offer if it were commenced.

Of the Target Company directors, Mr. Hiroshi Ichimura and Mr. Narutoshi Wakiyama were officers and/or employees of the Tender Offeror Group. However, at least four years have already passed since they transferred from the Tender Offeror Group to the Target Company, and neither of them concurrently serve as officers and/or employees of the Tender Offeror Group, nor are either of them in a position to receive instructions from the Tender Offeror as managers of the Target Company. Therefore, there are no circumstances where they have or may have a conflict of interest with the Target Company at present.

According to the Target Company, its board of directors will consider, and express its opinion on, the Tender Offer again before the Tender Offer is commenced, as stated above.

(VI)	Measures to ensure opportunities for other purchasers to purchase

The Tender Offeror contemplates setting a 30 business-day purchase period in the Tender Offer (the “Tender Offer Period”), which is longer than the shortest period of 20 business days provided by laws and regulations, in order to: provide the shareholders of the Target Company with an appropriate opportunity to consider whether to tender their shares in the Tender Offer; ensure that a potential purchaser other than the Tender Offeror would have an opportunity to make a competing purchase under a tender offer for the Target Company Shares; and secure the appropriateness of the Tender Offer Price.

In addition, the Target Company has not concluded any agreement with the Tender Offeror that includes deal protection provisions to prohibit the Target Company from having contact with a competing offeror or that otherwise limits the opportunity for the Target Company to have contact with the competing offeror.

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(5)	Policies regarding reorganization, among others, after the Tender Offer (matters regarding the so-called two-stage purchase)

As stated in “(1) Overview of the Tender Offer” above, the Tender Offeror plans to make the Target Company its wholly-owned subsidiary. If the Tender Offer is successfully completed, and the Tender Offeror has not succeeded in acquiring all of the Target Company Shares, then the Tender Offeror intends to take procedures to make the Tender Offeror the only shareholder of the Target Company by the methods described below.

More specifically, after the successful completion of the Tender Offer, if the total number of voting rights owned by the Tender Offeror in the Target Company is equal to or exceeds 90% of the number of voting rights of all shareholders of the Target Company, and the Tender Offeror is thus a Special Controlling Shareholder as defined in Article 179, paragraph (1) of the Companies Act, then promptly after the completion of settlement for the Tender Offer, the Tender Offeror intends to demand that all the shareholders of the Target Company (excluding the Tender Offeror and the Target Company) who did not tender Target Company Shares in the Tender Offer (“Shareholders Subject to Cash-Out”) sell all of their Target Company Shares pursuant to the provisions in Section 4-2, Chapter II, Part II of the Companies Act (“Demand for Cash-Out”).

In the Demand for Cash-Out, the Tender Offeror intends to decide on delivering, as the per-share value of Target Company Shares, the same amount of money as the Tender Offer Price to the Shareholders Subject to Cash-Out. In this case, the Tender Offeror will provide the Target Company with notice to that effect and seek approval of the Target Company for the Demand for Cash-Out. If the Target Company approves the Demand for Cash-Out by resolution of its board of directors, the Tender Offeror will, in accordance with the procedures prescribed in the relevant laws and regulations, acquire all the Target Company Shares owned by the Shareholders Subject to Cash-Out on the acquisition date determined for the Demand for Cash-Out, without the need to obtain individual approval from the Shareholders Subject to Cash-Out. The Tender Offeror intends to deliver to the Shareholders Subject to Cash-Out, as the per-share value of the Target Company Shares that they owned, the same amount of money as the Tender Offer Price for each Target Company Share. According to the Target Company, if it is notified by the Tender Offeror of the matters under each item of Article 179-2, paragraph (1) of the Companies Act in connection with the Tender Offeror’s intention to make a Demand for Cash-Out, the Target Company’s board of directors intends to approve the Demand for Cash-Out by the Tender Offeror.

According to the provisions of the Companies Act that aim to protect the rights of minority shareholders to which the Demand for Cash-Out relates, the Shareholders Subject to Cash-Out may file a petition with a court to determine the sales price of their Target Company Shares in accordance with Article 179-8 of the Companies Act and other relevant laws and regulations. If the petition mentioned above is filed, the sales price of Target Company Shares will be finally determined by the court.

On the other hand, after the successful completion of the Tender Offer, if the total number of voting rights owned by the Tender Offeror in the Target Company is less than 90% of the number of voting rights of all shareholders of the Target Company, the Tender Offeror intends to request, promptly after the completion of settlement for the Tender Offer, that the Target Company hold an extraordinary shareholders meeting (the “Extraordinary Shareholders Meeting”) that includes the following proposals in its agenda: (i) a proposal to consolidate the Target Company Shares pursuant to Article 180 of the Companies Act (the “Share Consolidation”); and (ii) a proposal to partially amend the Articles of Incorporation, including abolishing the unit share clause, on condition that the Share Consolidation becomes effective. The Tender Offeror intends to agree to each of those proposals at the Extraordinary Shareholders Meeting. If the proposal for the Share Consolidation is approved at the Extraordinary Shareholders Meeting, the Target Company’s shareholders will own the number of Target Company Shares reflecting the share consolidation ratio that was approved at the Extraordinary Shareholders Meeting, on the day when the Share Consolidation takes effect. If fractions less than one share are included in the number of shares as a result of the Share Consolidation, then pursuant to the procedures provided in Article 235 of the Companies Act and other relevant laws and regulations, the amount of money obtained by the sale of the Target Company Shares corresponding to the total of such fractions (any fraction of less than one share in the total number shall be rounded off; hereinafter the same shall apply) to the Target Company or the Tender Offeror will be delivered to each shareholder of the Target Company (excluding the Tender Offeror) having such fractional Target Company Shares. The Tender Offeror intends to request that the Target Company (a) calculate the sales price of the Target Company Shares corresponding to the total of such fractions so that the amount of money to be delivered, as a result of the sale, to each shareholder of the Target Company (excluding the Tender Offeror and the Target Company) who did not tender Target Company Shares in the Tender Offer equals the Tender Offer Price multiplied by the number of Target Company Shares owned by each such shareholder, and (b) file a petition with a court to permit such voluntary sale. The Share Consolidation ratio has not been determined as of today; however, it will be determined in such a way that the number of Target Company Shares owned by the Target Company’s shareholders (excluding the Tender Offeror and the Target Company) who did not tender Target Company Shares in the Tender Offer will be a fraction of less than one share and the Tender Offeror will solely own all the Target Company Shares.

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According to the provisions of the Companies Act that aim to protect the rights of minority shareholders to which the Share Consolidation relates, if fractions less than one share are included in the number of shares as a result of the Share Consolidation, the Target Company’s shareholders (excluding the Tender Offeror and the Target Company) will be entitled, in accordance with Articles 182-4 and 182-5 of the Companies Act and other relevant laws and regulations, to (a) demand that the Target Company purchase, at a fair price, all of the fractions of less than one share from among shares of common stock that they hold and (b) file a petition with a court to determine the sales price for their Target Company Shares. As stated above, in the Share Consolidation, the number of Target Company Shares owned by the Target Company’s shareholders (excluding the Tender Offeror and the Target Company) who did not tender Target Company Shares in the Tender Offer will be a fraction of less than one share. Thus, the Target Company’s shareholders (excluding the Tender Offeror and the Target Company) who dissent from the Share Consolidation will be able to file a petition to determine the sales price. If the petition mentioned above is filed, the purchase price will be finally determined by the court.

With respect to the procedures of the Demand for Cash-Out and the Share Consolidation (as defined below) mentioned above, it may take time to implement those procedures; and those procedures may be replaced by other methods having almost the same effect as those procedures, depending on various factors such as the state of amendments, enforcement, the authorities’ interpretations, etc. of the relevant laws and regulations. However, in that case, a method is scheduled to be adopted where monies will be ultimately delivered to each shareholder of the Target Company (excluding the Tender Offeror and the Target Company) who did not tender Target Company Shares in the Tender Offer. It is also planned that the amount of money to be delivered to each shareholder under such method will be calculated so that it is equal to the Tender Offer Price multiplied by the number of Target Company Shares owned by each such shareholder. The Tender Offeror will discuss the specific procedures, time of implementation of those procedures, and regarding other matters concerning the above with the Target Company and will promptly announce those matters as soon as they are determined.

We note that the Tender Offer does not solicit the Target Company’s shareholders to agree to proposals at the Extraordinary Shareholders Meeting. Each shareholder of the Target Company should confirm with a tax accountant or other specialist, at its own responsibility, how tendering into the Tender Offer or participating in the procedures described above are treated under relevant tax laws.

(6)	Likelihood of delisting and reasons therefor

As of today, the Target Company Shares are listed on the TSE 1st Section. However, since the Tender Offeror has not set a maximum limit on the number of shares to be purchased in the Tender Offer, the Target Company Shares may be delisted through prescribed procedures in accordance with the delisting criteria of the Tokyo Stock Exchange, depending on the results of the Tender Offer. Additionally, even if the delisting criteria are not met upon the completion of the Tender Offer, the Tender Offeror intends to conduct transactions pursuant to the applicable laws and regulations in order to acquire all Target Company Shares as stated in “(5) Policies regarding reorganization, among others, after the Tender Offer (matters regarding the so-called two-stage purchase)” above after the successful completion of the Tender Offer. In such a case, the Target Company Shares will be delisted through the prescribed procedures in accordance with the delisting criteria of the Tokyo Stock Exchange. After delisting, the Target Company Shares will no longer be traded on the Tokyo Stock Exchange.

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2.	Overview of the purchase

(1)	Overview of the Target Company

(i)	Name	Showa Corporation

(ii)	Location	1-14-1, Fujiwara-cho, Gyoda-shi, Saitama

(iii)	Name and Title of Representative	Nobuyuki Sugiyama, Representative Director, Director President

(iv)	Description of Business Activities	Manufacturing and sales of components for motorcycles and automobiles and components for boats

(v)	Capital	12,698 million Japanese yen (as of September 30, 2019)

(vi)	Date of Establishment	October 28, 1938

(vii)	Major Shareholders and Ownership Percentage (as of March 31, 2019)	Honda Motor Co., Ltd.	33.50%
		Japan Trustee Services Bank, Ltd. (Trust Account)	4.86%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	4.28%
		Japan Trustee Services Bank, Ltd. (Trust Account 9)	3.93%
		Showa Shareholding Association	2.23%
		J.P. MORGAN BANK LUXEMBOURG S.A.1300000 (standing agency: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	1.94%
		GOVERNMENT OF NORWAY (standing agency: Tokyo Branch, Citibank, N.A.)	1.78%
		MUFG Bank, Ltd.	1.70%
		GOLDMAN SACHS INTERNATIONAL (standing agency: Goldman Sachs)	1.48%
		THE BANK OF NEW YORK MELLON 140044 (standing agency: Settlement & Clearing Services Department, Mizuho Bank, Ltd.)	1.28%

(viii)	Relationship between the Tender Offeror and Target Company

	Capital Relationship	The Tender Offeror owns 25,447,856 Target Company Shares (ownership ratio: 33.50%).
	Personnel Relationship	Three employees of the Tender Offeror have been on loan to the Target Company.
	Business Relationship	The Target Company sells automotive components to the Tender Offeror.
	Status as Related Parties	The Target Company is an equity-method affiliate of the Tender Offeror and thus is a related party.

(Note)

The “Major Shareholders and Ownership Percentage” contains the same statements as the “Major Shareholders” in the “Annual Securities Report for the 111th Fiscal Year,” which was submitted by the Target Company on June 21, 2019.

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(2)	Schedule, etc.

With respect to the commencement of the Tender Offer, there are certain conditions precedent, such as obtaining permits and licenses, etc. from the respective countries’ relevant authorities, including notifications or approvals for business combination to or by the respective countries’ competition authorities. The Tender Offeror intends to promptly commence the Tender Offer with such a schedule that the Tender Offer Period is 30 business days, when the Conditions Precedent are satisfied. The Tender Offeror will announce the schedule as soon as it is fixed.

(3)	Purchase price

2,300 Japanese yen per share of common stock

(4)	Basis for the calculation of the purchase price

(I)	Basis for the calculation

With the aim of ensuring the fairness of the Tender Offer Price, the Tender Offeror asked a financial advisor, Nomura Securities, to calculate the value of the Target Company Shares as a third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, in determining the Tender Offer Price. Nomura Securities is neither a related party of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems or Hitachi, nor does it have a material interest in the Integration, including the Tender Offer.

Based on the determination that it is appropriate to evaluate the value of the Target Company Shares multilaterally after reviewing the calculation method to be adopted in calculating the value of the Target Company Shares from amongst multiple share valuation methods, and on the assumption that the Target Company is a going concern, Nomura Securities calculated the value of the Target Company Shares by using the following methods: the market share price analysis (because the Target Company Shares are listed on the TSE 1st Section); the comparable company analysis (because it is possible to infer the value of the Target Company Shares through comparisons with listed companies comparable to the Target Company); and the DCF Analysis (in order to reflect the status of future business activities in the calculation). The Tender Offeror obtained the Valuation Report dated October 29, 2019, from Nomura Securities. The Tender Offeror has not obtained any evaluation regarding the fairness of the Tender Offer Price (i.e., a fairness opinion).

The results of calculation by Nomura Securities of the per-share value of the Target Company Shares are as follows:

Market share price analysis:	1,455 Japanese yen to 1,806 Japanese yen
Comparable company analysis:	1,593 Japanese yen to 2,035 Japanese yen
DCF Analysis:	1,816 Japanese yen to 2,764 Japanese yen

Under the market share price analysis, where October 29, 2019 was the reference date, the per-share value of the Target Company Shares was calculated to range from 1,455 Japanese yen to 1,806 Japanese yen, based on the following prices of Target Company Shares on the TSE 1st Section: the closing price on the reference date (1,806 Japanese yen); the simple average of the closing price for the five business days immediately preceding the reference date (1,757 Japanese yen) (rounded to the nearest Japanese yen; the same method was applied to the calculation of the simple average of the closing price in Section (I)); the simple average of the closing price for the one month immediately preceding the reference date (1,651 Japanese yen); the simple average of the closing price for the three months immediately preceding the reference date (1,478 Japanese yen); and the simple average of the closing price for the six months immediately preceding the reference date (1,455 Japanese yen).

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Under the comparable company analysis, the value of the Target Company Shares was calculated through comparison with the market share price and financial indicators (e.g., profitability, etc.) of listed companies that engage in businesses comparatively similar to those of the Target Company. Using this methodology, the per-share value of the Target Company Shares was calculated to range from 1,593 Japanese yen to 2,035 Japanese yen.

Under the DCF Analysis, the Target Company’s enterprise value and share value were calculated by discounting the free cash flow that is expected to be generated in the future by the Target Company in and after the first quarter of the fiscal year ending in March 2020 at a certain discount rate to the present value, based on the relevant factors including the profitability and investment plans in the Target Company’s business plan for 7 fiscal years from the fiscal year ending in March 2020 to the fiscal year ending in March 2026 as well as other publicly available information. Using this methodology, the per-share value of the Target Company Shares was calculated to range from 1,816 Japanese yen to 2,764 Japanese yen. In the business plan which served as a basis for the DCF Analysis, no significant increases or decreases in profits are expected. The synergistic effects expected to be achieved by implementing the Integration, including the Tender Offer, have not been counted. This is because at present it is difficult to specifically estimate the impact on earnings.

By a resolution at the board of directors’ meeting held today, the Tender Offeror ultimately determined that the Tender Offer Price would be 2,300 Japanese yen per share, comprehensively taking into account: (i) the valuation results in the Valuation Report obtained from Nomura Securities; (ii) the results of the due diligence on the Target Company by the Tender Offeror; (iii) real-world examples of premiums granted when the purchase price was determined in the case of previous tender offers for shares (the case of tender offers to make target companies wholly-owned subsidiaries) by persons other than issuers similar to the Tender Offer; (iv) whether the board of directors of the Target Company would support the Tender Offer; (v) fluctuations in the market price of the Target Company Shares; and (vi) anticipated levels of tendering in the Tender Offer, and based on the results of discussions and negotiations with the Target Company.

The Tender Offer Price of 2,300 Japanese yen per share represents the following premiums: 27.35% (rounded off to two decimal places; the same method was applied to the calculation of premiums (%) in Section (I)) on the closing price of the Target Company Shares of 1,806 Japanese yen on the TSE 1st Section as of October 29, 2019, which is the business day immediately preceding the date of announcement of the Tender Offer; 39.31% on the simple average of the closing price of 1,651 Japanese yen for the one month immediately preceding October 29, 2019; 55.62% on the simple average of the closing price of 1,478 Japanese yen for the three months immediately preceding October 29, 2019; and 58.08% on the simple average of the closing price of 1,455 Japanese yen for the six months immediately preceding October 29, 2019.

(Note)

In calculating the Target Company Share value, Nomura Securities has assumed that all public information and information provided to it are accurate and complete, and it has not independently verified the accuracy or completeness thereof. Also, Nomura Securities neither has independently evaluated, appraised or assessed, nor has requested that any third-party organization appraise or assess, any assets or liabilities (including financial derivatives, off-balance sheet assets and liabilities, and other contingent liabilities) of the Target Company or its associate companies (including analyzing and evaluating their individual assets and liabilities). The Target Company’s financial forecast (including profit plans and other information) is assumed to have been reasonably examined or prepared based on the best, bona-fide forecast and decision-making that are presently available to the Target Company’s management. Calculations by Nomura Securities reflect the information obtained and economic conditions learned by Nomura Securities up to and including October 29, 2019. Calculations by Nomura Securities are solely for reference purposes for the Tender Offeror’s board of directors to consider the Target Company Share value.

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(II)	Background of the calculation

(Background leading to the determination of the Tender Offer Price)

The Tender Offeror started considering the Integration in the middle of February 2018. It appointed Nomura Securities as its financial advisor and third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, and appointed Nishimura & Asahi as its legal advisor. The Tender Offeror started initial consideration and discussions regarding the Integration, including the Tender Offer, and on May 31, 2019, made the Proposal to the Target Company.

According to the Target Company, in response to the Proposal made by the Tender Offeror on May 31, 2019, the Target Company appointed SMBC Nikko Securities as its financial advisor and third-party valuation organization independent of the Tender Offeror, the Target Company, Hitachi Automotive Systems, Hitachi, Keihin and Nissin, and appointed Nagashima Ohno & Tsunematsu as its legal advisor independent of the Tender Offeror, the Target Company, Hitachi Automotive Systems, Hitachi, Keihin and Nissin, in order to ensure the fairness of the Transactions including the Tender Offer Price. According to the Target Company, on August 5, 2019, it established a special committee as an advisory body for the Target Company’s board of directors to consider the Proposal.

Thereafter, the Tender Offeror, with the approval of the Target Company, conducted due diligence on the Target Company from the middle of July 2019 to early September 2019. The Tender Offeror and the Target Company continued discussions regarding, among other matters, the purpose of the Integration, including the Tender Offer, management structures and policies after the Integration, and various conditions of the Integration, with the aim of further enhancing their respective enterprise value. Furthermore, from early October 2019, the Tender Offeror held discussions and negotiations with the Target Company on several occasions regarding the Tender Offer Price. Thereafter, in late October 2019, the Tender Offeror made the final proposal of the Tender Offer to the Target Company and held discussions and negotiations with the Target Company.

Consequently, as of today, the Tender Offeror determined to conduct the Tender Offer for the Target Company Shares as part of the Transactions if the Conditions Precedent are satisfied. The Tender Offeror also determined the Tender Offer Price against the background described below. For details of the background that led to the Tender Offeror’s determination to conduct the Tender Offer, please see “(2) Background to, the purpose of, and decision-making process of, the resolution to conduct the Tender Offer, and the management policy after the Tender Offer” of “1. Purpose, etc. of the purchase” above.

(i)	Name of the third party from whom the Tender Offeror obtained opinions in calculation

In determining the Tender Offer Price, the Tender Offeror asked Nomura Securities, a financial advisor and third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, to calculate the value of the Target Company Shares. The Tender Offeror obtained the Valuation Report dated October 29, 2019, from Nomura Securities. Nomura Securities is neither a related party of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems or Hitachi, nor does it have a material interest in the Integration, including the Tender Offer.

(ii)	Overview of the opinions

According to the Valuation Report, the methods adopted and the ranges of per-share value of the Target Company Shares calculated by using those methods are as follows:

Market share price analysis:	1,455 Japanese yen to 1,806 Japanese yen
Comparable company analysis:	1,593 Japanese yen to 2,035 Japanese yen
DCF Analysis:	1,816 Japanese yen to 2,764 Japanese yen

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(iii)	Background leading to the determination of the Tender Offer Price taking into consideration the opinions

By a resolution at the board of directors’ meeting held today, the Tender Offeror ultimately determined that the Tender Offer Price would be 2,300 Japanese yen per share, comprehensively taking into account: (i) the valuation results in the Valuation Report obtained from Nomura Securities; (ii) the results of the due diligence on the Target Company by the Tender Offeror; (iii) real-world examples of premiums granted when the purchase price was determined in the case of previous tender offers for shares (the case of tender offers to make target companies wholly-owned subsidiaries) by persons other than issuers similar to the Tender Offer; (iv) whether the board of directors of the Target Company would support the Tender Offer; (v) fluctuations in the market price of the Target Company Shares; and (vi) anticipated levels of tendering in the Tender Offer, and based on the results of discussions and negotiations with the Target Company.

(III)	Relationship with the valuation organization

Nomura Securities, which is the Tender Offeror’s financial advisor and third-party valuation organization, is neither a related party of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems or Hitachi, nor does it have a material interest in the Integration, including the Tender Offer.

(5)	Number of shares to be purchased

Number of Shares to be Purchased	Minimum Number of Shares to be Purchased	Maximum Number of Shares to be Purchased
50,517,755 shares	25,195,944 shares	— shares

(Note 1)

Since the Tender Offeror intends to make the Target Company a wholly-owned subsidiary, if the aggregate number of the Tendered Shares does not reach the minimum number of shares to be purchased (25,195,944 shares), none of the Tendered Shares will be purchased. If the aggregate number of the Tendered Shares is equal to or exceeds the minimum number of shares to be purchased (25,195,944 shares), all the Tendered Shares will be purchased.

(Note 2)

Shares in quantities of less than one unit are also subject to the Tender Offer. If a right to demand the purchase of shares in quantities of less than one unit is exercised by a shareholder pursuant to the Companies Act, the Target Company may purchase those shares during the Tender Offer Period in accordance with the procedures under the laws and regulations.

(Note 3)	The Tender Offeror does not intend to acquire treasury shares owned by the Target Company through the Tender Offer.

(Note 4)

Because no upper limit has been set for the number of shares to be purchased in the Tender Offer, the “Number of Shares to be Purchased” is the possible maximum number of Target Company Shares (50,517,755 shares) to be obtained by the Tender Offeror through the Tender Offer. This maximum number of shares (50,517,755 shares) is obtained by deducting (a) from (b), wherein (a) is the number of Target Company Shares owned by the Tender Offeror as of today (25,447,856 shares), and the number of treasury shares owned by the Target Company as of September 30, 2019 (54,408 shares), and (b) is the total number of issued shares as of September 30, 2019, as stated in the Target Company’s Financial Summary (76,020,019 shares).

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(6)	Changes in the ownership ratio of shares as a result of the purchase

Number of voting rights pertaining to shares owned by the Tender Offeror before the purchase	254,478 voting rights	(Ownership ratio of shares before the purchase: 33.50%)

Number of voting rights pertaining to shares owned by specially related parties before the purchase	To be determined.	(Ownership ratio of shares before the purchase: to be determined)

Number of voting rights pertaining to shares owned by the Tender Offeror after the purchase	759,656 voting rights	(Ownership ratio of shares after the purchase: 100.00%)

Number of voting rights pertaining to shares owned by specially related parties after the purchase	0	(Ownership ratio of shares after the purchase: 0%)

Number of voting rights of all shareholders of the Target Company	759,459 voting rights

(Note 1)

The “number of voting rights pertaining to shares owned by the Tender Offeror before the purchase” is the number of voting rights (254,478 voting rights) pertaining to shares owned by the Tender Offeror as of today (25,447,856 shares).

(Note 2)

The “number of voting rights pertaining to shares owned by specially related parties before the purchase” and the “ownership ratio of shares before the purchase” related thereto have not been determined as of today. They will be investigated and disclosed before the commencement of the Tender Offer. The “number of voting rights pertaining to shares owned by specially related parties after the purchase” is stated as zero, because the shares owned by specially related parties are also subject to the Tender Offer.

(Note 3)

The “number of voting rights of all shareholders of the Target Company” is the number of the voting rights of all shareholders as of March 31, 2019, as stated in the Annual Securities Report for the 111th Fiscal Year submitted by the Target Company on June 21, 2019 (one unit of shares is stated to consist of 100 shares). However, since all of the Target Company Shares issued by the Target Company, including shares in quantities of less than one unit, are subject to the Tender Offer, for the purpose of calculating the “ownership ratio of shares before the purchase” and the “ownership ratio of shares after the purchase,” the number of voting rights (759,656 voting rights) pertaining to the number of shares (75,965,611 shares) obtained by deducting (a) from (b) was used as the denominator, wherein (a) is the number of treasury shares owned by the Target Company as of September 30, 2019 (54,408 shares), and (b) is the total number of issued shares as of September 30, 2019, as stated in the Target Company’s Financial Summary (76,020,019 shares).

(Note 4)	With regard to the “ownership ratio of shares before the purchase” and the “ownership ratio of shares after the purchase,” any fraction is rounded off to two decimal places.

(7)	Purchase price

116,190,836,500 Japanese yen

(Note)	“Purchase price” is the amount obtained by multiplying the number of shares to be purchased through the Tender Offer (50,517,755 shares) by the Tender Offer Price (2,300 yen).

(8)	Settlement method, date of public notice of commencement of the Tender Offer, and other conditions and method of purchase

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The Tender Offeror will announce the settlement method for the Tender Offer, date of public notice of commencement of the Tender Offer, and other conditions and method of purchase as soon as they are determined. Nomura Securities will be appointed as the tender offer agent.

3.	Policies after the Tender Offer and future prospects

(1)	Policies after the Tender Offer

For the policies after the Tender Offer, please see “(2) Background to, the purpose of, and decision-making process of, the resolution to conduct the Tender Offer, and the management policy after the Tender Offer,” “(5) Policies regarding reorganization, among others, after the Tender Offer (matters regarding the so-called two-stage purchase),” and “(6) Likelihood of delisting and reasons therefor” under “1. Purpose, etc. of the purchase” above.

(2)	Future prospects

The impact of the Integration, including the Tender Offer, on the business results of the Tender Offeror is being examined. If the necessity to revise the financial forecast or any fact to be announced arises, we will promptly announce it.

4.	Others

(1)	Agreement between the Tender Offeror and the Target Company or its officers, and the details thereof

(I)	Expressing support for the Tender Offer and recommendation to tender

According to the Press Release by the Target Company, at the meeting of the Target Company’s board of directors held today, the Target Company adopted a resolution to express an opinion in support of the Tender Offer and to recommend that its shareholders tender Target Company Shares for the Tender Offer. For details, please see “(V) Approval of all directors of the Target Company with no interest in the Transactions” under “(4) Measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, and measures to ensure the fairness of the Tender Offer” under “1. Purpose, etc. of the purchase” above.

(II)	Execution of the Basic Contract

The Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi have entered into the Basic Contract as of today concerning the structure of the Integration and other related matters. For an overview of the Basic Contract, please see “(3) Material agreements regarding the Tender Offer” under “1. Purpose, etc. of the purchase” above.

(2)	Other information that is considered to be necessary when investors determine whether to tender shares in an offer to purchase

(I)	Announcement of the “Summary of Financial Results for the Second Quarter of the FY Ending in March 2020 (IFRS) (consolidated)”

The Target Company announced the Target Company’s Financial Summary as of today. An outline of the Target Company’s Financial Summary is set forth below. According to the Target Company, the content thereof has not undergone a quarterly review by an auditing firm pursuant to Article 193-2, paragraph (1) of the Financial Instruments and Exchange Act. In addition, the outline of the announcement below is a partial extract of the content announced by the Target Company. For details, please see the content of the announcement.

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(i)	Profit and loss (consolidated)

Accumulated Total for Second Quarter of FY Ending in March 2020
Sales Revenue	135,374 million Japanese yen
Cost of Sales	-103,841 million Japanese yen
Selling, General and Administrative Expenses	-18,220 million Japanese yen
Other Income	494 million Japanese yen
Other Expenses	-363 million Japanese yen
Financial Income	330 million Japanese yen
Financial Expenses	-1,012 million Japanese yen
Profit (Loss) for the Quarter	9,321 million Japanese yen

(ii)	Profit and loss per share (consolidated)

Accumulated Total for Second Quarter of FY Ending in March 2020
Basic Net Income per Share for the Quarter	99.96 Japanese yen
Dividend per Share	24.00 Japanese yen

(II)	Year-end dividends for the FY ending in March 2020

According to the Target Company, at the meeting of the Target Company’s board of directors held today, it adopted a resolution not to pay year-end dividends for the FY ending in March 2020. For details, please see the “Announcement Regarding Revision to the Dividend Forecast for the FY Ending in March 2020” dated today announced by the Target Company.

End

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[Restriction on Solicitation]

This press release is a news statement intended for announcement of the Tender Offer to the general public, and was not prepared for the purpose of soliciting an offer to sell the shares in connection with the Tender Offer. If you intend to make an offer to sell shares in the Tender Offer, please refer to the tender offer explanatory document regarding the Tender Offer in advance and make your own independent decision. This press release is not an offer to purchase securities or a solicitation of an offer to sell securities, and does not constitute any such part. In addition, this press release (or any part of it) or any distribution hereof will not be the basis for any agreement concerning the Tender Offer, nor will it be relied upon when executing any such agreement.

[Prediction of the Future]

This press release may include expressions concerning future prospects such as “expect,” “forecast,” “intend,” “plan,” “be convinced,” and “estimate,” including those concerning the future business of the Tender Offeror and other companies and entities. These expressions are based on the current business prospects of the Tender Offeror and may change depending on future situations. The Tender Offeror shall not be obligated to update the expressions concerning future prospects to reflect the actual business results, various situations, changes to conditions, or other related factors.

This press release includes “forward-looking statements” as defined in Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended; the “U.S. Securities Exchange Act of 1934”). The actual results may be significantly different from the predictions expressly or impliedly indicated in the forward-looking statements, due to known or unknown risks, uncertainty, or other factors. The Tender Offeror or its affiliates do not guarantee that the predictions expressly or impliedly indicated as the forward-looking statements will turn out to be correct. The forward-looking statements included in this press release were prepared based on the information held by the Tender Offeror as of the date hereof, and unless obligated by laws or regulations or the rules of a financial instruments exchange, the Tender Offeror or its affiliates shall not be obligated to update or revise the statements to reflect future incidents or situations.

[U.S. Regulations]

The Tender Offer will be conducted in compliance with the procedures and information disclosure standards provided under the Financial Instruments and Exchange Act of Japan, and those procedures and standards are not always the same as those applicable in the United States. In particular, neither Section 13(e) nor Section 14(d) of the U.S. Securities Exchange Act of 1934 or the rules under these sections apply to the Tender Offer; therefore, the Tender Offer is not conducted in accordance with those procedures or standards. The financial information included in this press release is based on International Financial Reporting Standards (IFRS), not on the U.S. accounting standards; therefore, the financial information included in this press release may not necessarily be comparable to the financial information prepares based on the U.S. accounting standards. Also, because the Tender Offeror and the Target Company are corporations incorporated outside the U.S. and their directors are non-U.S. residents, it may be difficult to exercise rights or demands against them that can be claimed based on U.S. securities laws. In addition, you may not be permitted to commence any legal procedures in courts outside the U.S. against non-U.S. corporations or their directors based on a breach of U.S. securities laws. Furthermore, U.S. courts are not necessarily granted jurisdiction over non-U.S. corporations or their directors.

All procedures regarding the Tender Offer will be conducted in Japanese unless specifically set forth otherwise. All or part of the documents regarding the Tender Offer will be prepared in English; however, if there is any discrepancy between the documents in English and those in Japanese, the documents in Japanese shall prevail.

[Other Countries]

Depending on the country or region, there may be legal restrictions on the release, issuance, or distribution of this press release. In such cases, you are required to be aware of such restrictions and comply with them. This press release does not constitute a solicitation of an offer to sell or an offer to purchase shares related to the Tender Offer and is simply deemed a distribution of materials for informative purposes only.

35

[Translation]

October 30, 2019

To: Shareholders of Honda Motor Co., Ltd.

From: Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Takahiro Hachigo

President and Representative Director

Notice regarding the Scheduled Commencement of the Tender Offer to Make Nissin Kogyo Co., Ltd.(Securities Code: 7230) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation (Securities Code: 7251), Showa Corporation (Securities Code: 7274), and Nissin Kogyo Co., Ltd.

Honda Motor Co., Ltd. (“Honda” or the “Tender Offeror”) hereby announces that as part of a series of transactions for management integration (the “Integration”) stated in the “Notice regarding the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation, Showa Corporation, and Nissin Kogyo Co., Ltd.” (the “Press Release regarding the Integration”) announced by Hitachi Automotive Systems, Ltd. (“Hitachi Automotive Systems”), Keihin Corporation (First Section of the Tokyo Stock Exchange (the “TSE 1st Section”), securities code: 7251, “Keihin”), Showa Corporation (TSE 1st Section, securities code: 7274, “Showa”), Nissin Kogyo Co., Ltd. (TSE 1st Section, securities code: 7230, “Nissin” or the “Target Company”; collectively with Keihin and Showa, the “Three Target Companies”), Hitachi, Ltd. (TSE 1st Section, securities code: 6501, “Hitachi”) and the Tender Offeror dated today, at the board of directors meeting held today, that the Tender Offeror has decided to acquire the shares of the Target Company’s common stock (the “Target Company Shares”) through a tender offer (the “Tender Offer”) pursuant to the basic contract (the “Basic Contract”) regarding management integration entered into today among the above six companies to make the Target Company a wholly-owned subsidiary of the Tender Offeror. Similar to the Tender Offer, pursuant to the Basic Contract, as part of a series of transactions for the Integration, a tender offer of Keihin’s common stock by the Tender Offeror to make Keihin its wholly-owned subsidiary, and a tender offer of Showa’s common stock by the Tender Offeror to make Showa its wholly-owned subsidiary (collectively with the Tender Offer, the “Three Target Companies Tender Offer”) are scheduled to be conducted. For respective details, please see “Notice regarding the Scheduled Commencement of the Tender Offer to Make Keihin Corporation (Securities Code: 7251) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation, Showa Corporation (Securities Code: 7274), and Nissin Kogyo Co., Ltd. (Securities Code: 7230)” and “Notice regarding the Scheduled Commencement of the Tender Offer to Make Showa Corporation (Securities Code: 7274) a Wholly-Owned Subsidiary in connection with the Management Integration of Hitachi Automotive Systems, Ltd., Keihin Corporation (Securities Code: 7251), Showa Corporation, and Nissin Kogyo Co., Ltd. (Securities Code: 7230)” announced by the Tender Offeror dated today (the “Other Press Releases by Two Target Companies”).

The Tender Offer is scheduled to be conducted pursuant to the Basic Contract, after satisfaction of certain conditions precedent such as (I) obtaining permits and licenses, etc. from the respective countries’ relevant authorities including notifications or approvals for business combination to or by the respective countries’ competition authorities and (II) the Target Company having resolved to support the Tender Offer and to recommend to its shareholders to tender in the Tender Offer, having published the resolution, and not having changed the resolution or passed a contradictory resolution by its board of directors during the period from the date on which the Basic Contract is concluded to the date on which the Tender Offeror decides to commence the Tender Offer (the “Tender Offer Commencement Determination Date”) (for details, please see “(3) Material agreements regarding the Tender Offer” of “1. Purpose, etc. of the purchase” below; the “Conditions Precedent”). Even though the Tender Offer is scheduled to be commenced promptly when the Conditions Precedent are satisfied, it is difficult to accurately anticipate the amount of time necessary to obtain permits and licenses, etc. from the respective countries’ relevant authorities, including notifications or approvals for business combination to or by the respective countries’ competition authorities. Accordingly, it is difficult to predict the exact schedule of the Tender Offer and therefore it is not yet determined as of today. The Tender Offeror will announce the schedule promptly once it has been determined.

1.	Purpose, etc. of the purchase

(1)	Overview of the Tender Offer

As of today, the Tender Offeror owns 22,682,205 shares (ownership ratio (Note) 34.86%) of the Target Company Shares listed on the TSE 1st Section, and the Target Company is a Tender Offeror equity-method affiliate.

As announced in the Press Release regarding the Integration, the Tender Offeror, Hitachi Automotive Systems, Keihin, Showa, the Target Company and Hitachi entered into the Basic Contract dated today, to conduct the Integration through implementation of the absorption-type merger in which Hitachi Automotive Systems (a wholly-owned subsidiary of Hitachi) will be the surviving company, and the Three Target Companies will be the disappearing companies (the “Absorption-type Merger”) after making the Three Target Companies wholly-owned subsidiaries of the Tender Offeror. For details of the Basic Contract, please see “(3) Material agreements regarding the Tender Offer” below.

At the board of directors meeting held today, the Tender Offeror has determined to conduct the Tender Offer with the Target Company Shares being the target, where the Conditions Precedent are satisfied, to obtain all of the Target Company Shares (excluding, however, the Target Company Shares owned by the Tender Offeror and treasury shares owned by the Target Company; hereinafter the same shall apply), and to make the Target Company a wholly-owned subsidiary of the Tender Offeror, as part of the series of transactions for the Integration, pursuant to the Basic Contract.

As announced in the Other Press Releases by Two Target Companies, the Tender Offeror has also determined at the board of directors meeting held today that similar to the Tender Offer, and pursuant to the Basic Contract, as part of a series of transactions for the Integration, respective common stocks of Keihin and Showa are to be obtained through the tender offer to make Keihin and Showa wholly-owned subsidiaries of the Tender Offeror. Such tender offer is also scheduled to be conducted after satisfaction of certain conditions precedent such as obtaining permits and licenses, etc. from the respective countries’ relevant authorities including notifications or approvals for business combination to or by the respective countries’ competition authorities (for details, please see the Other Press Releases by Two Target Companies).

The Tender Offeror has set the minimum number of shares to be purchased as 20,692,195 shares (ownership ratio 31.80%) in the Tender Offer; and if the total of the Target Company Shares tendered for the Tender Offer (the “Tendered Shares”) falls short of the minimum number of shares to be purchased, the Tender Offeror will purchase none of the Tendered Shares. On the other hand, as the Tender Offeror purports to make the Target Company its wholly-owned subsidiary through the Tender Offer, the maximum number of shares to be purchased has not been set; and if the total number of the Tendered Shares is the same as or more than the minimum number of shares to be purchased, purchase of all of the Tendered Shares will be conducted. The minimum number of shares to be purchased (20,692,195 shares) is set as the number obtained by the following formula: first, subtract from (a) the total number of issued shares as of September 30, 2019, stated in the “2nd Quarter Financial Summary [IFRS] (Consolidated) for year ending March 2020” (the “Target Company’s Financial Summary”) announced by the Target Company today (65,452,143 shares), (b) the number of treasury shares owned by the Target Company as of the same date (390,638 shares). This amounts to 65,061,505 shares, and the number of voting rights pertaining to such number of shares above (650,615 voting rights), is then multiplied by 2/3 (433,744 voting rights) (rounded up to the nearest whole number). Based on the number obtained by multiplying by 100 shares the share unit number of the Target Company, deduct the number of the Target Company Shares owned by the Tender Offeror today (22,682,205 shares).

(Note) “Ownership ratio” as of today is stated as the ratio against the number of shares (65,061,505 shares) obtained by deduction of the number of treasury shares owned by the Target Company as of September 30, 2019 (390,638 shares) out of the total number of issued shares as of September 30, 2019, stated in the Target Company’s Financial Summary (65,452,143 shares) (any fraction is rounded off to two decimal places; hereinafter the same shall apply in the calculation of ownership ratio). Please note that the ownership ratio may be changed at the commencement of the Tender Offer; hereinafter the same shall apply.

As the Tender Offeror purports to make the Target Company its wholly-owned subsidiary, if the Tender Offeror cannot obtain all of the Target Company Shares through the Tender Offer after the completion of the Tender Offer, the Tender Offeror schedules to implement a series of procedures to make the Tender Offeror the sole shareholder of the Target Company (the “Transaction to Make the Target Company a Wholly-Owned Subsidiary”; collectively with the Tender Offer, the “Transactions”). For details, please see “(5) Policies regarding reorganization, among others, after the Tender Offer (Matters regarding the so-called two-stage purchase)” below.

On the other hand, according to the “Expression of Opinion Regarding Plan to Commence Tender Offer for Company Shares by Honda Motor Co., Ltd. and Notice of Closing of Basic Contract Regarding Management Integration” (the “Press Release by the Target Company”) dated today announced by the Target Company, at the meeting of the board of directors held today, the Target Company resolved to support the Tender Offer at the commencement of the Tender Offer and to recommend to the Target Company’s shareholders to tender in the Tender Offer at the commencement of the Tender Offer, as the Target Company’s opinion as of today.

As the Tender Offer is scheduled to be conducted after satisfaction of the Conditions Precedent, and it is difficult to accurately anticipate the amount of time necessary to obtain permits and licenses from the respective countries’ relevant authorities, including notifications or approvals for business combination to or by the respective countries’ competition authorities, the meeting of the board of directors above also adopted a resolution (i) that upon the commencement of the Tender Offer, the Target Company would request that the special committee that the Target Company established deliberate over whether there is any change in the details of the written report submitted by the special committee to the meeting of the board of directors of the Target Company as of October 29, 2019 (the “Written Report”), and state its opinion to the board of directors of the Target Company to that effect if there is no change, and a changed opinion if there is any change; and (ii) that the Target Company would express its opinion on the Tender Offer again, pursuant to the Basic Contract, when the Tender Offer is to be commenced in light of the special committee’s opinion. Please note that as described in “(3) Material agreements regarding the Tender Offer” below, where it is reasonably determined that resolving to support the Tender Offer and to recommend to tender in the Tender Offer violates the Target Company’s directors’ duty of due care of a prudent manager, the Target Company will not be obligated to pass these resolutions even if the Conditions Precedent are satisfied.

The resolution by the Target Company’s meeting of the board of directors held today above has been adopted on the assumption that the Tender Offeror purports to make the Target Company its wholly-owned subsidiary through the Tender Offer and a series of transactions thereafter, and that the Target Company Shares will be delisted.

(2)	Background to, the purpose of, and decision-making process of, the resolution to conduct the Tender Offer, and the management policy after the Tender Offer

(I)	Background to, the purpose of, and decision-making process of, the resolution to conduct the Tender Offer

The Tender Offeror Group consists of the Tender Offeror, 364 consolidated subsidiaries and 71 equity-method affiliates including the Three Target Companies (collectively with the Tender Offeror, the “Tender Offeror Group”) as of March 31, 2019, and by business category, the Tender Offeror’s businesses consist of motorcycle business, automobile business, financial service business, life creation (Note 1) and other businesses. The Tender Offeror began with the opening of Honda Technical Research Institute in Hamamatsu-city, Shizuoka Prefecture by Mr. Soichiro Honda in October 1946, and it was established as Honda Motor Co., Ltd. by succession of Honda Technical Research Institute in September 1948. Then, the Tender Offeror was listed on the Tokyo Stock Exchange in December 1957, and it is listed on the TSE 1st Section as of today.

(Note 1)	Business to provide power products, including power generators, lawn mowers, and general-purpose engines, and to engage in energy business.

The Tender Offeror Group has fundamental beliefs of “Respect for the Individual” and “The Three Joys” (The Joy of Buying, The Joy of Selling, The Joy of Creating). Based on these fundamental beliefs, the company principle of “Maintaining a global viewpoint, we are dedicated to supplying products of the highest quality yet at a reasonable price for worldwide customer satisfaction.” is established and these are shared by each and every employees working at the Tender Offeror Group as “Honda Philosophy.” Moreover, the Tender Offeror Group practices daily corporate activities with Honda Philosophy being the standard for the conduct and decision-making, share joys with all people including shareholders, and strive for enhancement of corporate value.

Also, in the “2030 Vision” established in June 2017, vision statement of “serve people worldwide with the ‘joy of expanding their life’s potential’” and “lead the advancement of mobility and people’s daily lives,” was established. In order to realize this statement, direction of initiatives with three viewpoints of “creating value for ‘mobility’ and ‘daily lives’,” “accommodate the different characteristics of people and society,” and “toward a clean and safe/secure society” have been set.

On the other hand, according to the Target Company, it was established in October 1953 for the purpose of manufacture of brake parts for motorcycles and automobiles. Thereafter, the Target Company’s shares were listed on the second section of the Tokyo Stock Exchange in October 1997, and on the TSE 1st Section in March 2002. As of today, the Target Company Group is consisted of the Target Company, 16 subsidiaries and 5 affiliates of the Target Company (collectively with the Target Company, the “Target Company Group”), and engages in main businesses of manufacture and sale of brake systems and parts for motorcycles and automobiles.

According to the Target Company, it has its mission statement “Always stay ahead of changes in the world and provide superior products, technologies and ideas to meet the needs of customers and society,” and has a basic policy to provide products focused on needs of “environment” and “safety” at high quality and at low price based on this statement.

According to the Target Company, under this basic policy, the Target Company promotes development of products, materials and manufacturing processes, etc. to contribute to the weight saving and enhancement of fuel efficiency technology and safety and comfort from global perspectives to respond to the realization of low-carbon society based on brake system for motorcycles and automobiles and aluminum products. In motorcycles, amidst the global spread of making loading of advanced brakes mandatory, combined brake system (CBS) that are low priced and light-weight (Note 2), and optimal anti-lock brake system (ABS) (Note 3) brake enhance ease of handling of completed vehicles, and loaded models are increasing. In automobiles, the Target Company contributes in reduction of environmental burden such as by expansion of application of brake caliper which are light-weight and with low drag torque (Note 4) and pads in response for copper regulations, and models applying electronic parking brake (EPB) (Note 5) are expanding in connection with electrification of automobiles. Also, in weight saving of automobiles utilizing advanced “aluminum casting/processing technology” to realize weight saving cultivated since establishment, the Target Company proceeds with commercialization of aluminum calipers (Note 6) and aluminum knuckles (Note 7), etc. and expansion thereof with material quality replacing iron with aluminum, which is rated highly by its customers.

(Note 2)

Assistance device for brakes to enable balanced braking on front and rear wheels by causing braking power on other brakes when braking either the front wheel brake or rear wheel brake. CBS is an abbreviation for Combined Brake System.

(Note 3)

Abbreviation of Anti-lock Brake System, and device to prevent tires from being locked (rotation suspension) upon abrupt braking. By preventing tires from being locked, it will be possible to maintain the stability of a vehicle’s running direction, and to enhance the possibility of avoiding obstacles by handle operation.

(Note 4)

Normally, as friction components (brake pad) constantly make slight contact with disks (brake disks) that are fixed to the axle even during the running of vehicles, such contact will be resistance (drag resistance) and fuel costs deteriorate. However, low drag calipers enable a reduction in drag resistance by alienating the brake pad from the brake disk.

(Note 5)

Device which operates a parking brake by means of an electric motor. As well as enhancement of operability of the parking brake, to enhance convenience by realizing driving support functions such as hill start functions, so that automobiles can disengage the brake automatically when departing and do not roll backward while paused on slopes, and contribute to further enhancing automobile safety. EPB is an abbreviation for Electric Parking Brake.

(Note 6)

One of the component parts of brakes, and equipment to perform the role of pushing the friction component (brake pad) onto the disks (brake disks) fixed to the axle. By manufacturing it with aluminum, aim for weight saving and contribute to fuel efficiency.

(Note 7)	Parts to connect tires and component parts of brakes to the vehicle body. By manufacturing it with aluminum, aim for weight saving and contribute to fuel efficiency.

For the relationship between the Tender Offeror and the Target Company, they began transactions of automobile brake parts in 1963, and the Tender Offeror acquired 40,000 Target Company Shares by third-party allotment in June 1971 (the shareholding ratio at the time (the ratio against the total number of issued shares, including treasury shares; any fraction is rounded off to two decimal places; hereinafter the same in this paragraph): 10.00%), and additional Target Company Shares by shareholder allocation, as follows: 10,000 shares in August 1971; 10,000 shares in June 1973; 10,000 shares in June 1974; 10,000 shares in November 1975; and 10,000 shares in June 1976. As a result, the number of Target Company Shares held by the Tender Offeror was 90,000 in total (the shareholding ratio at the time: 10.00%). The Tender Offeror also acquired additional Target Company Shares as follows: 145,000 shares in December 1978 by third-party allotment; 5,000 shares in July 1980 from an existing shareholder; 80,000 shares in December 1981 by shareholder allotment; 54,050 shares in April 1989 from an existing shareholder; 40,150 shares in December 1989 from an existing shareholder; 184,298 shares in December 1989 (that became the Target Company’s treasury shares as a result of an absorption-type merger of Nissin Muroga Seisakujo Co., Ltd. and Naoetsu Keikinzoku Kogyo Co., Ltd. into the Target Company); 200,000 shares in February 1991 by third-party allotment; and 240,000 shares in September 1991 from an existing shareholder. This increased the number of Target Company Shares held by the Tender Offeror to 1,038,498 shares (the shareholding ratio at the time: 47.42%). The Tender Offeror further acquired 4,153,992 Target Company Shares by a share split conducted in January 1994, which made its holding of Target Company Shares 5,192,490 shares (the shareholding ratio at the time: 47.42%). The Tender Offeror transferred 65,000 and 87,000 Target Company Shares to third parties in March 1994 and March 1997, respectively, which reduced its holding of the Target Company Shares to 5,040,490 shares (the shareholding ratio at the time: 43.27%). The Tender Offeror then acquired 2,520,245 and 15,121,470 Target Company Shares by share splits respectively conducted in May 2002 and April 2006. Since 2007, the Tender Offeror has owned 22,682,205 Target Company Shares, which results in the current ownership ratio (34.86%). The Target Company is an equity-method affiliate of the Tender Offeror now. In respect of the business, brakes manufactured by the Target Company are the main parts for motorcycle and automobiles, which are the main products of the Tender Offeror. Therefore, the Tender Offeror and the Target Company have established a close relationship with each other as an important business partner. No employees or officers of the Target Company are on secondment from the Tender Offeror.

In recent years, various stricter world-wide environmental regulations including CO2 (carbon dioxide) emission regulations, activation of measures for safety enhancement and computerization to utilize data collected from automobiles, such as vehicle body control, in accordance with the surrounding environment as recognized by in-vehicle sensors and cameras, etc., and road infrastructure and communications with surrounding travelling vehicles and diversification of market needs, etc. are intertwined in complex ways; and global mobility (Note 8) industry centered on automobiles itself is undergoing significant change. In order to respond to changes in the external environment, domestic and foreign automobile components manufacturers proceed with alliances through business alliance, capital alliance and business acquisition, etc., and it is expected that the competition environment among the companies in the mobility industry will intensify further in the future.

(Note 8)	Collective term for mobile function including motorcycles and automobiles

In response to stricter environmental regulations, activation of measures for safety enhancement and computerization and diversification of market needs such as the above, the Tender Offeror focuses on responses to environment, safety, and computerization as duties of a mobility manufacturer, and aims to realize a carbon-free society and collision-free society, as well as actively engaging with the most important items, namely, the “introduction of electrification technology” and the “introduction of advanced safety technology”. However, next-generation technologies required for development of automobiles such as electrification technology to realize electric vehicles such as hybrid cars and electric vehicles, and advanced safety technology to realize a driving safety support system and automated driving system (Note 9) are undergoing sophistication, complexity, and diversification. The Tender Offeror believes that measures will be required which significantly exceed speed and management resources of technology development and product development previously dealt with by automobile manufacturers alone. Also, as new technologies not fully utilized in previous motorcycles and automobiles including information and system technology will be required in such next-generation technology areas, other competing companies are accelerating their efforts, such as entries into the market by various companies in different industries. Under such circumstances, in order to establish a superior position in advance of other companies, the Tender Offeror believes that the Tender Offeror Group is required to distribute management resources into relevant areas in a mobile, concentrated, and efficient manner.

(Note 9)

Definition of Driving Safety Support System and Automated Driving System (source: December 7, 2016 “Trend Regarding Definition of Levels of Automated Driving and Future Responses (Draft)” National Strategy Office of Information and Communication Technology, Cabinet Secretariat)

Category		Outline	System to realize the item on the left
Information provision-type		Alert to drivers, etc.	“Driving Safety Support System”
Automatic control utilizing-type	Level 1: Single-type	Status where system operates either acceleration, steering or control
	Level 2: System combination	Status where system simultaneously conducts multiple operations of acceleration, steering or control	“Automated Driving System”
	Level 3: System sophistication	Status where acceleration, steering and control are all conducted by the system, and drivers respond only when the system requests them to do so
	Level 4: Fully automated driving	Status where acceleration, steering and control are all conducted by the system, and drivers are not involved

In order to survive global competition, it is becoming increasingly important for automobile manufacturers to provide products at low cost; therefore, there is an urgent need to collaborate with automobile parts manufacturers, and to strengthen measures toward modularization of the development system (Note 10) and standardization of chassis and parts among several car models. Under such circumstances, in order to respond to increased needs for cost reduction and shift to overseas local production, etc. by automobile manufacturers, automobile parts manufacturers are required to lower costs through an economy of scale in connection with the increase in production volume, and construction of a timely supply system at global locations. In recent years, mega suppliers (Note 11) are expanding their sales volume. The Tender Offeror Group aimed for an optimal product supply system in conformity with market needs upon developing automobiles, and close collaboration took place among the Tender Offeror and parts manufacturers including the Three Target Companies for each area of individual parts. However, under the above circumstances, the Tender Offeror believes that in order to further develop a joint development system among the Tender Offeror and the parts manufacturers within the Tender Offeror Group, and to respond to modularization and parts standardization, it is necessary, in addition to structuring a comprehensive development system with the suppliers owning a vast array of technologies from conventional technology (Note 12) such as machinery and parts to electrification and information technology, to establish an optimal supply chain for the entire Tender Offeror Group. Also, in order to realize a reduction in procurement and production costs in connection with the increase in parts production volume, the Tender Offeror Group believes it is an issue for the Three Target Companies to further strengthen the sales to automobile manufacturers other than the Tender Offeror.

(Note 10)	To have a standardized parts structure applicable to other car models upon development of new cars

(Note 11)	Common name for companies with large sales volumes supplying parts to major automobile manufacturers globally.

(Note 12)	Technology used for existing components

Further, in the growing markets in Asia and other emerging countries, which are future growth markets for the mobility industry, the mobility industry expects to continue to see a solid demand for motorcycles, and automobile ownership is becoming widespread mainly among entry-level car owners. As such, competition will inevitably be aggravated due to the market and trade liberalization, increased presence of overseas automobile manufacturers, and the rise of local emerging manufacturers. To survive global competition in those growing markets, automobile manufacturers are required to swiftly cater to diversified market needs and offer highly cost-competitive products in a timely manner. Also, the recent global economy is exposed to growing uncertainties due to trade frictions between China and the United States, Britain’s exit from the EU, and other factors, which make it difficult to forecast market trends. In order to flexibly and swiftly respond to the diversified and complex market environment, the Tender Offeror Group recognizes the necessity to further reinforce its global supply chain by accelerating cooperation and coordination with regional bases and suppliers in each area of development, procurement, production, and sales.

Under these business conditions, the Tender Offeror has sought a cooperative business relationship with Hitachi Automotive Systems, a wholly-owned subsidiary of Hitachi that provides motors for electric vehicles to domestic and foreign automobile manufacturers, for which it promotes miniaturizing, weight saving, and higher output. More specifically, the Tender Offeror entered into a joint venture agreement with Hitachi Automotive Systems on March 24, 2017, and established Hitachi Automotive Electric Motor Systems, Ltd., whose business is development, manufacture, and sale of motors for electric vehicles, on July 3, 2017 as a joint venture. The Tender Offeror aims to establish systems that can respond to a globally expanding demand for motors for electric vehicles by each automobile manufacturer, by drawing together the technologies of Hitachi Automotive Systems and the Tender Offeror and proceeding with joint research and development of motors that are core parts for electric vehicles at the joint venture. In addition, while the Tender Offeror is currently engaged in joint research and development with the Three Target Companies and Hitachi Automotive Systems in next-generation technology areas, such as electrification technology and advanced safety systems, it sees the necessity to extend such joint development further in order for the Tender Offeror Group to acquire a dominant position before other companies in those areas where competitors are making large and speedy research and development investments. Particularly, the motorcycle business is also anticipated to require developing next-generation technologies such as electrification technology to realize electric vehicles such as hybrid cars and electric vehicles, and advanced safety technology to realize a driving safety support system and automated driving system. The Tender Offeror therefore expects to be able to acquire a dominant position before other companies and realize superior competitiveness as a motorcycle parts manufacturer if the Three Target Companies utilize, for motorcycle development, Hitachi Automotive Systems’ next-generation technologies, such as electrification technology and advanced safety systems for automobiles.

As the business environment evolves drastically, the Tender Offeror has come to believe that it is necessary to realize supplying high value-added and cost-competitive products to ensure sustainable growth and enhance the profitability of the Tender Offeror Group, including the Three Target Companies. This will be attained by: promptly establishing competitive technologies (a winning edge) that may be difficult for the Tender Offeror Group (including the Three Target Companies) to obtain alone in next-generation technology areas (such as electrification and automatic driving) by drawing together the technologies of the Tender Offeror, the Target Company (which possesses superior brake system technology), Keihin (which possesses superior powertrain technology), Showa (which possesses superior suspension and steering technology), and Hitachi Automotive Systems (which possesses superior technology in each of powertrain, chassis, and safety systems), and by building a robust joint research and development structure; and creating an efficient development and production structure in conventional technology areas.

On the other hand, next-generation technology areas, such as electrification technology and advanced safety systems, are new areas that have not been fully addressed to date by the mobility industry and entail risks that are higher than in the conventional mobility business, such as requiring large-scale and timely investments, and involving uncertainties in future market trends and in the technologies required. This may adversely affect the market stock prices of the Three Target Companies, depending on short-term performance fluctuations and evaluation by the stock market. Accordingly, in swiftly executing management initiatives that are likely required to boost the medium- to long-term competitiveness of the Tender Offeror Group, including the Target Company, the Tender Offeror decided that it would be in the interest of the minority shareholders of the Three Target Companies to provide their general shareholders with a reasonable opportunity to sell shares without exposing them to the risk of drastic change of share prices as a result of executing the management initiatives in the future.

Considering the above factors, the Tender Offeror appointed Nomura Securities Co., Ltd. (“Nomura Securities”) as a financial advisor and third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, and Nishimura & Asahi as a legal advisor independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, and started initial consideration and discussions regarding the Integration, including the Tender Offer, with Hitachi Automotive Systems and Hitachi. Thereafter, based on the results of the considerations and discussions, the Tender Offeror concluded in late May 2019 that it would be the best option for the Tender Offeror Group to implement the Absorption-type Merger in which Hitachi Automotive Systems will be the surviving company, with the purpose of building a structure where management initiatives that are likely required to boost the medium- to long-term competitiveness of the Tender Offeror Group, including the Target Company, can be swiftly executed, after making the Three Target Companies, including the Target Company, wholly-owned subsidiaries of the Tender Offeror by obtaining all shares of common stock of the Three Target Companies (the “Three Target Company Shares”) (excluding, however, the Three Target Company Shares owned by the Tender Offeror and treasury shares owned by the Three Target Companies; hereinafter the same shall apply). In late May 2019, the Tender Offeror, Hitachi Automotive Systems and Hitachi made an initial proposal for the Integration (the “Proposal”) to the Target Company. The Proposal states that the Tender Offeror would acquire the Three Target Company Shares through procedures such as a tender offer and make the Three Target Companies its wholly-owned subsidiaries; thereafter, Hitachi Automotive Systems and the Three Target Companies would integrate through an absorption-type merger in which Hitachi Automotive Systems would be the surviving company, or through other methods, and as a result of the integration, the surviving company after Absorption-type Merger (the “Integrated Company”) would become a consolidated subsidiary of Hitachi that holds 66.6% of its voting rights and an equity-method affiliate of the Tender Offeror that holds 33.4% of its voting rights.

On the other hand, upon receipt of the Proposal from the Tender Offeror in late May 2019, the Target Company appointed Deloitte Tohmatsu Financial Advisory LLC (“Deloitte Tohmatsu Financial Advisory”) as a financial advisor and third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, and Anderson Mori & Tomotsune as a legal advisor independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, in order to ensure the fairness of the purchase price in the Tender Offer (the “Tender Offer Price”) and other terms of the Transactions. The Target Company also established a special committee on July 24, 2019, as an advisory body for its board of directors to consider the Proposal (for details of the special committee, please see “(III) Independent special committee established, and a written report obtained, by the Target Company” of “(4) Measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, and measures to ensure the fairness of the Tender Offer” below).

Then, the Tender Offeror, with the approval of the Target Company, conducted due diligence on the Target Company from the middle of July 2019 to early September 2019. The Tender Offeror and the Target Company continued discussions regarding, among other matters, the purpose of the Integration, including the Tender Offer, management structures and policies after the Integration, and various conditions of the Integration, with the aim of further enhancing their respective enterprise value. Furthermore, from early October 2019, the Tender Offeror held discussions and negotiations with the Target Company on several occasions regarding the Tender Offer Price. Thereafter, in late October 2019, the Tender Offeror made the final proposal regarding various conditions of the Tender Offer, including prices, to the Target Company and held discussions and negotiations with the Target Company.

Consequently, in late October 2019, the Tender Offeror and the Target Company agreed that conducting the Integration by making the Three Target Companies including the Target Company wholly-owned subsidiaries and then implementing the Absorption-type Merger in which Hitachi Automotive Systems would be the surviving company would be the best measure to allow the Tender Offeror Group to respond to changes in the business environment surrounding the Tender Offeror Group and contribute to enhancing the enterprise value of the whole Tender Offeror Group including the Target Company. Accordingly, as of today, the Tender Offeror determined to conduct the Tender Offer for the Target Company Shares as part of a series of transactions for the Integration based on the Basic Contract, on condition that the Conditions Precedent are satisfied.

As announced in the Other Press Releases by Two Target Companies, the Tender Offeror also discussed and negotiated the implementation of the Integration with Keihin and Showa on several occasions; as a result, it has also determined at the board of directors meeting held today that as part of a series of transactions for the Integration, respective common stocks of Keihin and Showa are to be obtained through tender offer. As stated in “(1) Overview of the Tender Offer” above, such tender offer is also scheduled to be conducted after satisfaction of certain conditions precedent such as obtaining permits and licenses, etc. from the respective countries’ relevant authorities including notifications or approvals for business combination to or by the respective countries’ competition authorities.

Specific synergy effects of the Integration that are expected to occur in the Tender Offeror Group including the Target Company are as stated below.

(i)	Streamlining development and production structure and enhancing development of the next-generation technology

The alliance between the Three Target Companies and Hitachi Automotive Systems will enable them to enhance their development structure in next-generation technology areas expected to see growing demands in the future, such as electrification technologies, advanced safety technologies, and vehicle control technologies. Simultaneously, it will also enable the Tender Offeror Group to obtain Hitachi Automotive Systems’ technologies in the system and IT field, which the Tender Offeror Group had to develop alone previously, and thereby to achieve selected and concentrated development investment. The Tender Offeror expects that this will realize the optimal allocation of business resources for the Tender Offeror Group as a whole. In addition, by accelerating mutual complementation between technology areas and regional bases in development and production fields of the Integrated Company, the Integrated Company will be able to supply more high value-added and cost-competitive products and to establish a supply structure to swiftly and flexibly respond to changes in demands of automobile manufacturers including the Tender Offeror.

(ii)	Reducing procurement and production costs through increased component sales to automobile manufacturers other than the Tender Offeror

Based on the industry’s latest technologies in a wide range of areas from conventional technologies such as machine components to electrification and information technologies, the Integrated Company will be able to establish a comprehensive development structure with automobile manufacturers and, as one of the global mega suppliers, to expand its sales to automobile manufacturers other than the Tender Offeror. With the increase in component production resulting from the above, the Integrated Company will be able to reduce procurement and production costs through the scale effect and thus expects to realize excellent profitability and competitiveness based on the international competitive advantage.

(II)	Structure of the Integration

The structure of the Integration is as stated below.

(i)	Implementation of the Three Target Companies Tender Offer

Subject to the Conditions Precedent to the commencement that certain matters such as obtaining permits and licenses, etc. from the respective countries’ relevant authorities, such as notifications or approvals for business combination to or by the respective countries’ competition authorities (for details, please see “(3) Material agreements regarding the Tender Offer” below and the Other Press Releases by Two Target Companies), are satisfied, the Tender Offeror will implement the Three Target Companies Tender Offer, respectively.

(Note)	Percentage (%) in the above chart indicates the ratio of voting rights held by the relevant shareholders to voting rights held by all shareholders; the same shall apply in this section.

(ii)	Implementation of the Transactions to Make the Three Target Companies Wholly-Owned Subsidiaries

If the respective the Three Target Companies Tender Offer is successfully completed, and the Tender Offeror fails to acquire all of the common shares of the Three Target Companies for which the Three Target Companies Tender Offer is successfully completed, a series of procedures to make the Tender Offeror the only shareholder of the Three Target Companies will be implemented. For details of the Transaction to Make the Target Company a Wholly-Owned Subsidiary, please see “(5) Policies regarding reorganization, among others, after the Tender Offer (matters regarding the so-called two-stage purchase)” below. For Keihin and Showa, a series of procedures will be also implemented to make them wholly-owned subsidiaries of the Tender Offeror through the same method as in the Transaction to Make the Target Company a Wholly-Owned Subsidiary (collectively with the Transaction to Make the Target Company a Wholly-Owned Subsidiary, the “Transactions to Make the Three Target Companies Wholly-Owned Subsidiaries”).

(iii)	Implementation of the Absorption-type Merger

After the completion of the Three Target Companies Tender Offer stated in (i) above and the Transactions to Make the Three Target Companies Wholly-Owned Subsidiaries stated in (ii) above, the Absorption-type Merger between Hitachi Automotive Systems (a wholly-owned subsidiary of Hitachi) as the surviving company, and the Three Target Companies as the disappearing companies will be implemented. As stated in “(3) Material agreements regarding the Tender Offer” below, the Tender Offeror and Hitachi have agreed in the Basic Contract that in the Absorption-type Merger, common shares of the Integrated Company will be allotted to the Tender Offeror as the consideration for merger, in a merger ratio where the number of voting rights of the Integrated Company held by the Tender Offeror will account for 33.4% of the number of the voting rights held by all shareholders of the Integrated Company. If any of the tender offers targeting the Three Target Companies is not successfully completed, of if a substantial delay is expected in making any one or two companies among the Three Target Companies wholly-owned subsidiaries, Hitachi and the Tender Offeror is planning to conduct the Absorption-type Merger between Hitachi Automotive Systems and the company(ies) among the Three Target Companies that has successfully become wholly-owned subsidiary(ies) of the Tender Offeror. Furthermore, the ratio of the total share value of the Three Target Companies as of the effective time of the Absorption-type Merger to Hitachi Automotive Systems’ share value does not necessarily correspond to the above merger ratio. Given the above, sometime between completion of the Transactions to Make the Three Target Companies Wholly-Owned Subsidiaries and the effective time of the Absorption-type Merger, in order to have the ratio of the total share value of the Three Target Companies to Hitachi Automotive Systems’ share value correspond to the above merger ratio, adjustment of the Three Target Companies’ share value by the Three Target Companies obtaining treasury shares (the “Adjustment of the Share Value”) will be implemented.

(iv)	After Completion of the Integration

After completion of the Integration, the ownership ratio of the voting rights in the Integrated Company held by the Tender Offeror will be 33.4% and the Integrated Company will become an equity-method affiliate of the Tender Offeror. The Tender Offeror considers the Integrated Company its important supplier even after the completion of the Integration and plans to continue the business transactional relationship.

(III)	Business restructuring associated with the Integration

According to Keihin, its air conditioning business is different from businesses in the Integrated Company, the business will be transferred to a third party by the effective time of the Absorption-type Merger; and to date, neither the transferee nor the consideration has been determined. Regarding the transfer, please refer to the “Notice Concerning Scheduled Transfer of Air Conditioning Business” announced today by Keihin.

According to Showa, since its car dealer business operated through its wholly-owned subsidiary Honda Cars SAITAMAKITA Co. Ltd. (“Honda Cars SAITAMAKITA”) differs from the type of business operated by the Integrated Company, it will transfer Honda Cars SAITAMAKITA’s shares to a third party before the effective date of the Absorption-type Merger; and at this moment, neither the transferee nor the consideration has been determined.

As the Target Company has announced in the “Notice Regarding Dissolution and Share Acquisition of Joint Ventures (Equity Method Affiliates) (Making Them Subsidiaries)” dated today, the Tender Offeror and the Target Company have entered into a share purchase agreement with Veoneer AB (a wholly-owned subsidiary of Veoneer, Inc. (the joint venture partner of the Target Company; “Veoneer”)) where the Tender Offeror and the Target Company will jointly acquire all shares of Veoneer Nissin Brake Systems Japan Co., Ltd. (“VNBJ”) and Veoneer Nissin Brake Systems (Zhongshan) Co., Ltd. (“VNBZ”) which are the Target Company’s equity-method affiliates held by Veoneer AB. In response to strict environmental regulations on exhaust gas and fuel efficiency in recent years and increasing demands for electric vehicles and hybrid cars that can operate over long distances, the market size of regenerative brakes, which is the primary product of VNBJ and VNBZ, is expected to continue to expand in the future. After the Tender Offeror and the Target Company performed repeated, careful examinations from the perspective of enhancing the enterprise value of the Tender Offeror Group as a whole, including the Target Company, they determined that it is appropriate for them to jointly acquire all shares of VNBJ and VNBZ.

According to the Target Company, when considering the Tender Offer Price, it considered the impact accompanying the transaction of VNBJ shares and VNBZ shares being acquired from Veoneer AB (the Target Company’s total acquisition value: 9,403 million Japanese yen).

(IV)	Management policies after the Tender Offer

As stated in “(II) Structure of the Integration” above, after the Three Target Companies become wholly-owned subsidiaries of the Tender Offeror through the Transactions to Make the Three Target Companies Wholly-Owned Subsidiaries, the Absorption-type Merger between Hitachi Automotive Systems as the surviving company and the Three Target Companies as the disappearing companies will be implemented. After completion of the Integration including the above series of transactions, while respecting the Three Target Companies’ corporate cultures, the Tender Offeror will proceed with the unification with Hitachi Automotive Systems and realize sustainable growth and maximization of the enterprise value of the Tender Offeror Group as a whole.

Details of specific management policies of the Integrated Company after the Integration are yet to be decided as of today. The Tender Offeror, the Three Target Companies, Hitachi Automotive Systems and Hitachi will discuss them, aiming to establish a structure maximizing the synergy effect as the Tender Offeror Group through the Integration.

(V)	Process of and reasons for decision-making by the Target Company

According to the Press Release by the Target Company, the Target Company received the Proposal from the Tender Offeror in late May 2019 and took the measures stated in “(4) Measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, and measures to ensure the fairness of the Tender Offer” below. Then, the Target Company carefully discussed and examined the terms of the Transactions, including the Tender Offer, from the perspective of enhancing its enterprise value, taking into account (i) the content of the share value evaluation report obtained from Deloitte Tohmatsu Financial Advisory, a financial advisor and third-party valuation organization (the “Deloitte Tohmatsu Valuation Report”), and (ii) the legal advice of Anderson Mori & Tomotsune as legal counsel, and by respecting to the maximum extent the content of the Written Report provided by the special committee established on July 24, 2019, as the Target Company’s advisory body to consider the proposal for the Transactions, including the Tender Offer.

As a result, the Target Company concluded that the Integration including the Transactions would be in the interest of enhancing its enterprise value, as explained below.

According to the Target Company, its business environment will be significantly affected by the movements in the automobile and motorcycle industries. In the recent automobile industry, the number of vehicle sales in developed countries has plateaued, while the functions required for auto parts have become more sophisticated, complex and diverse as automobile manufacturers are required to respond to the next generation technology to develop automobiles, such as electrification technologies, and advanced safety technologies to realize safe driving assistance, automatic driving, and other systems. As such, the Target Company recognizes the necessity to take measures far beyond the speed and business resources required for conventional technology and product development. These next generation technology areas call for information and systems technologies, and other new technologies that have not been fully utilized for conventional motorcycles and automobiles. This has caused a variety of companies from different industries to enter the market, and competitors to accelerate their efforts. Further, the motorcycle industry has seen a global spread of making the loading of advanced brakes mandatory as market growth is spearheaded by the demand from Asia and other emerging countries. To survive global competition in a growing market where competition is becoming increasingly intense, automobile manufacturers are required to swiftly cater to the diversified market needs and offer highly cost-competitive products in a timely manner. The Target Company also engages in an array of research and development to respond to those new customer demands and technical innovation, but it is aware that its human and material resources alone are not sufficient to preclude its efforts from being limited. The Target Company also believes it imperative to realize supplying high value-added and cost-competitive products to survive global competition between suppliers. This will be attained by promptly establishing those competitive technologies that may be difficult for the Target Company to obtain alone, and by creating an efficient development and production structure in the conventional technology areas, such as machine components.

The Target Company believes that under the above circumstances, it would be able to respond with flexible and speedy decision-making to the aforementioned challenges that it cannot easily address alone, and the synergy effects in (i) through (ii) below will be attained more effectively by it becoming the Tender Offeror’s wholly-owned subsidiary and by realizing the Integration, in order for the Target Company to continue its sustainable growth in the future. As a result, the Target Company expects that the Tender Offeror Group, with the addition of the Target Company, will be able to further boost its business competitiveness and profit base and enhance its enterprise value.

(i)	Streamlining development and production structure and enhancing development of the next-generation technology

According to the Target Company, the alliance between the Three Target Companies and Hitachi Automotive Systems will enable them to enhance their development structure in next-generation technology areas expected to see growing demands in the future, such as electrification technologies and advanced safety technologies. Simultaneously, it will also enable the Tender Offeror Group, including the Target Company, to obtain Hitachi Automotive Systems’ technologies in the system and IT field, which the Tender Offeror Group had to develop alone without choice, and thereby to achieve selected and concentrated development investment. The Target Company expects that this will realize the optimal allocation of business resources for the Tender Offeror Group, including the Target Company, as a whole. In addition, by accelerating mutual complementation between technology areas and regional bases in the Integrated Company’s development and production fields, the Integrated Company will be able to supply more high value-added and cost-competitive products and to establish a supply structure to swiftly and flexibly respond to changes in demands of automobile manufacturers including the Tender Offeror.

(ii)	Reducing procurement and production costs through increased component sales to automobile manufacturers other than the Tender Offeror

Based on the industry’s latest technologies in a wide range of areas from conventional technologies such as machine components to electrification and information technologies, the Integrated Company expects that it will be able to establish a comprehensive development structure with automobile manufacturers and, as one of the global mega suppliers, to expand its sales to automobile manufacturers other than the Tender Offeror. With the increase in component production resulting from the above, the Integrated Company expects to reduce procurement and production costs through the scale effect and thus to realize excellent profitability and competitiveness based on the international competitive advantage.

The Target Company has been engaged in a joint venture business with Veoneer as a joint venture partner since April 2016 in automobile brake control (mechatro) systems (Note 1), brake application (sprung part) systems (Note 2), and the development, design, manufacture and sale of parts of the foregoing (the “VNBS Business”). After continuing discussions for further growth of the VNBS Business in North America, and to optimize their business strategies for the VNBS Business in North America, the Target Company and Veoneer transferred in June 2019 all shares in Veoneer Nissin Brake Systems America LLC (a U.S. joint venture in the VNBS Business; “VNBA”) held by the Target Company (49.0% of all issued shares) to Veoneer Roadscape Automotive, Inc. (Veoneer’s wholly-owned subsidiary that leads the VNBS Business in North America).

On the other hand, VNBJ and VNBZ (joint ventures in Japan and China, respectively, in the VNBS Business) handle regenerative brakes for automobiles as their primary products. Regenerative brakes transform motion energy into power energy by activating a power generator when controlling the brake and charge batteries, and are used for electric vehicles and hybrid cars. They improve automobile fuel efficiency and contain greenhouse gasses within the prescribed limit. In response to strict environmental regulations on exhaust gas and fuel efficiency in recent years and increasing demands for electric vehicles and hybrid cars that can operate over long distances, the market size of regenerative brakes is expected to continue to expand in the future.

Under these circumstances, and partly because the Tender Offeror receives regenerative brakes from VNBJ and VNBZ, the Target Company and the Tender Offeror performed repeated, careful examinations from the perspective of enhancing the enterprise value of the Tender Offeror Group as a whole, including the Target Company, and they determined that it is appropriate to cancel the Target Company’s and Veoneer’s joint venture in the VNBS Business and for the Target Company and the Tender Offeror to jointly acquire all shares of VNBJ and VNBZ held by Veoneer AB (Veoneer’s wholly-owned subsidiary). Accordingly, the Tender Offeror and the Target Company have entered into a share purchase agreement with Veoneer AB today for all shares in VNBJ and VNBZ held by Veoneer AB (51.0%, respectively, of the total number of their issued shares), where the Target Company will acquire 25.0% each of the total number of VNBJ’s and VNBZ’s issued shares, and the Tender Offeror will acquire 26.0% each of the total number of VNBJ’s and VNBZ’s issued shares. For details, please see “Notice Regarding Dissolution and Share Acquisition of Joint Ventures (Equity Method Affiliates) (Making Them Subsidiaries)” separately released by the Target Company today.

(Note 1)

A brake control system using electricity (“mechatro” is a compound term of mechatronics (machine engineering) and electronics (electronic engineering)). It enhances fuel efficiency by realizing the regeneration of energy, not only by mechanically controlling the brake using a friction material (brake pad) but also by controlling the brake electronically.

(Note 2)

One of the parts comprising a brake is called a sprung part, as it is located above an automobile’s springs (suspension). Together with the brake control (mechatro) system, it enhances fuel efficiency by controlling the ratio between mechanical and electronic control.

According to the Target Company, it has discussed and negotiated with the Tender Offeror the purchase price per Target Company Share in the Tender Offer on multiple occasions. For the specific background to those discussions and negotiations, please see “(I) Background to, the purpose of, and decision-making process of, the resolution to conduct the Tender Offer” of “(2) Background to, the purpose of, and decision-making process of, the resolution to conduct the Tender Offer, and the management policy after the Tender Offer” above.

As a result of the above discussions and negotiations, the board of directors of the Target Company has decided that the Tender Offer will provide its shareholders with a reasonable opportunity to sell their shares at a price including an appropriate premium, due to factors including the following: (i) among the calculation results by Deloitte Tohmatsu Financial Advisory, the Tender Offer Price is above the scope of results of calculation by the market share price analysis and is within the scope of results of calculation by the comparable company analysis and discounted cash flow analysis (the “DCF Analysis”); (ii) the Tender Offer Price is considered to include an appropriate premium in comparison with the level of premiums in other tender offer cases that are aimed to make an entity a wholly-owned subsidiary, as the Tender Offer Price is the amount obtained by adding a premium of 25.49% (rounded off to two decimal places; the same method was applied to the calculation of premiums (%) in this paragraph) to 1,793 Japanese yen, which is the closing price of the Target Company Shares on the TSE 1st Section on October 29, 2019 (the business day before the announcement of the Tender Offer), 43.13% to 1,572 Japanese yen (rounded off to the nearest whole number; the same method was applied to the calculation of the simple average of the closing prices in this paragraph), which is the simple average of the closing prices in the one month before that date (from September 30, 2019 to October 29, 2019), 53.48% to 1,466 Japanese yen, which is the simple average of the closing prices in the three months before that date (from July 30, 2019 to October 29, 2019), and 54.32% to 1,458 Japanese yen, which is the simple average of the closing prices in the six months before that date (from May 7, 2019 to October 29, 2019); (iii) the Target Company considers that the interests of its minority shareholders have been sufficiently considered, as it has taken the measures to ensure the fairness of the Tender Offer Price set forth in “(4) Measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, and measures to ensure the fairness of the Tender Offer” below in deciding the Tender Offer Price; and (iv) the Tender Offer Price has been proposed after the above measures to be taken to resolve conflicts of interest were taken, and as a result of the Target Company and the Tender Offeror having discussions and negotiations comparable to those that are conducted in an arm’s-length transaction.

Accordingly, all eight directors of the Target Company deliberated and unanimously passed a resolution at the meeting of the board of directors held today that the board of directors would support the Tender Offer, and that it would recommend that the shareholders of the Target Company tender the Target Company Shares for the Tender Offer if it were commenced. The meeting of the board of directors was attended by all four company auditors of the Target Company, who all expressed the opinion that they would not object to the board of directors of the Target Company passing the resolution.

Three of the Target Company directors, Messrs. Yasushi Kawaguchi, Kazuya Sato and Aiji Yamanaka, were employees of the Tender Offeror until March 2018, March 2013, and March 2018, respectively. However, they all transferred to the Target Company at the respective months and neither concurrently serve as officers or employees of the Tender Offeror, nor are in a position to receive instructions from the Tender Offeror as managers of the Target Company. Therefore, there are no circumstances in which they have or may have a conflict of interest with the Target Company at present.

As the Tender Offer is scheduled to be commenced promptly upon satisfaction of the Conditions Precedent and it is difficult to predict the precise period necessary to obtain permits and licenses, etc., from the respective countries’ relevant authorities, including notifications or approvals for business combination to or by the respective countries’ competition authorities, the meeting of the board of directors above also adopted a resolution that upon the commencement of the Tender Offer, the Target Company would request that the special committee that the Target Company established deliberate over whether there is any change in the details of the Written Report, and state its opinion to the board of directors of the Target Company to that effect if there is no change, and a changed opinion if there is any change; and that the opinion on the Tender Offer would be expressed again when the Tender Offer is to be commenced in light of the special committee’s opinion.

(3)	Material agreements regarding the Tender Offer

The Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi have concluded the Basic Contract as of today (in this paragraph, the “Basic Contract Conclusion Date”), as outlined below.

(I)	The Tender Offer conducted by the Tender Offeror

The Tender Offeror shall conduct the Tender Offer, on condition that all conditions set forth in the following items have been satisfied:

(a)

The Target Company has resolved to support the Tender Offer and to recommend to its shareholders to tender in the Tender Offer, has published the resolution, and has not changed the resolution or passed a contradictory resolution by its board of directors during the period from the Basic Contract Conclusion Date to the Tender Offer Commencement Determination Date;

(b)	The Target Company has obtained a third party’s opinion (Note 1) that a tender offer for its shares is not disadvantageous to its minority shareholders, and the opinion has been upheld;

(Note 1)	A third party’s opinion means an opinion of the special committee established by the Target Company; hereinafter the same shall apply.

(c)	The Target Company’s representations and warranties pursuant to the Basic Contract are true and correct in material respects;

(d)	All obligations due to be performed or complied with by Hitachi, Hitachi Automotive Systems and the Target Company under the Basic Contract have been performed or complied with in material respects;

(e)	The Tender Offeror and the Target Company have completed acquiring all VNBJ and VNBS shares held by Veoneer AB;

(f)

The Japan Fair Trade Commission has issued a notice regarding the Transactions that it will not issue a notice under Article 50, paragraph (1) of the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade;

(g)

Notification to any foreign competition law authority has been completed, or the waiting period after the notification has matured or terminated early; or an approval has been obtained from, and other procedures have been completed with, any foreign competition law authority, as required for the Transactions under any competition law of a non-Japanese jurisdiction agreed to between the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi (“All Parties”);

(h)	There are no laws or regulations, or decisions by any competent authority, that limit or prohibit any of the Transactions;

(i)

No cause or event has occurred that has a material adverse effect on the Target Company’s or Hitachi Automotive Systems’ business, assets, liabilities, financial status, business performance, cash flow or future profit plan on a consolidated basis; and no other event has occurred to any company in the Target Company Group or any of Hitachi Automotive Systems and its subsidiaries and affiliates (collectively with Hitachi Automotive Systems, the “Hitachi Automotive Systems Group”) that materially affects the decision to conduct the Tender Offer;

(j)	There has been no impact of any natural disaster or other cause not attributable to the Tender Offeror where it is impossible to commence the Tender Offer in light of socially accepted norms;

(k)	There are no material non-public information related to the Target Company or any of its subsidiaries;

(l)

The Target Company has submitted to the Tender Offeror a letter of confirmation of material information (a letter that represents and warrants that there is no material non-public information or facts related to the Target Company or any of its subsidiaries as of the Tender Offer Commencement Determination Date);

(m)	The conditions to the Tender Offeror commencing tender offers against Keihin and Showa are reasonably anticipated to be satisfied or waived;

(n)	The “Basic Agreement for Subsidiaries’ Management Integration” dated October 30, 2019, concluded between Hitachi and the Tender Offeror is continuing in effect; and

(o)

Hitachi has not issued a notice to the Tender Offeror requesting not to commence the Tender Offer, or the conditions contained in such notice, if made, by Hitachi to the Tender Offeror have been satisfied or waived.

(II)	The Target Company’s support for the Tender Offer

The Target Company shall resolve that it will support the Tender Offer and will recommend to its shareholders to tender in the Tender Offer, on condition that all conditions set forth in the following items have been satisfied, except where it is reasonably determined that passing these resolutions violates the Target Company’s directors’ duty of due care of a prudent manager:

(a)	The Target Company has obtained a third party’s opinion that the Tender Offer is not disadvantageous to its minority shareholders, and the opinion has been upheld;

(b)	The key terms of the Tender Offer are in line with the terms and conditions agreed pursuant to the Basic Contract;

(c)	Tender offers by the Tender Offeror against Keihin and Showa are reasonably anticipated to be commenced;

(d)	Hitachi’s, Hitachi Automotive Systems’ and the Tender Offeror’s representations and warranties pursuant to the Basic Contract are true and correct in material respects;

(e)	All obligations due to be performed or complied with by Hitachi, Hitachi Automotive Systems and the Tender Offeror under the Basic Contract have been performed or complied with in material respects;

(f)

The Japan Fair Trade Commission has issued a notice regarding the Transactions that it will not issue a notice under Article 50, paragraph (1) of the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade;

(g)

By the Tender Offer Commencement Determination Date, notification to any foreign competition law authority has been completed, or the waiting period after the notification has matured or terminated early; or an approval has been obtained from, and other procedures have been completed with, any foreign competition law authority, as required for the Transactions under any competition law of a non-Japanese jurisdiction agreed to between All Parties;

(h)	There are no laws or regulations, or decisions by any competent authority, that limit or prohibit the Tender Offer; and

(i)

No cause or event has occurred that has a material adverse effect on Hitachi Automotive Systems’ business, assets, liabilities, financial status, business performance, cash flow or future profit plan on a consolidated basis; and no other event has occurred to any of Hitachi Automotive Systems Group that materially affects the Target Company’s decision to pass a resolution to support the Tender Offer and to recommend to its shareholders to tender in the Tender Offer.

(III)	Making the Target Company a wholly-owned subsidiary

When the Tender Offer is completed, if the Tender Offeror has not succeeded in acquiring all the shares of the Target Company through the Tender Offer, then the Tender Offeror will take measures necessary to make the Target Company its wholly-owned subsidiary by means of demand for cash-out or share consolidation.

(IV)	Absorption-type merger

Promptly after the Tender Offeror makes the Target Company, Keihin, and Showa its wholly-owned subsidiaries, Hitachi shall cause Hitachi Automotive Systems, and the Tender Offeror shall cause the Target Company, Keihin, and Showa, to implement a series of absorption-type merger in which Hitachi Automotive Systems will be the ultimate surviving company, and the Target Company, Keihin, and Showa will be the ultimate disappearing companies.

If any of the tender offers targeting the Target Company, Keihin, or Showa is not successfully completed, or if a substantial delay is expected in making any one or two companies among the Target Company, Keihin, and Showa the Tender Offeror’s wholly-owned subsidiaries, then Hitachi and the Tender Offeror shall implement the Absorption-type Merger between Hitachi Automotive Systems and the company(ies) from among the Target Company, Keihin, and Showa that has successfully become wholly-owned subsidiary(ies) of the Tender Offeror. Conditions of the absorption-type merger between Hitachi Automotive Systems and such wholly-owned subsidiary(ies) shall be determined upon good-faith consultation based on the enterprise values of Hitachi Automotive Systems, the Target Company, Keihin, and Showa agreed upon with Hitachi and the Tender Offeror.

(4)	Measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, and measures to ensure the fairness of the Tender Offer

Given that the Target Company is not a subsidiary of the Tender Offeror as of today, the Tender Offer does not constitute a tender offer by a controlling shareholder. However, the Tender Offeror is the Target Company’s largest shareholder among its major shareholders, and is its other associated company as defined in the Regulation on Terminology, Forms, and Preparation Methods of Financial Statements, and owns 22,682,205 shares (ownership ratio: 34.86%) of the Target Company Shares as of today. The Tender Offeror aims to make the Target Company its wholly-owned subsidiary. By considering the above and other relevant factors, the Tender Offeror and the Target Company have taken the measures described below to ensure the fairness of the Tender Offer Price, eliminate any arbitrariness in the decision-making process to decide to implement the Tender Offer, and avoid any conflicts of interest.

Even though the Tender Offeror has not had the successful completion of the Tender Offer conditioned on the tender by the so-called “majority of the minority” in the Tender Offer, the Tender Offeror believes that the interests of the Target Company’s minority shareholders have been sufficiently considered by taking the measures (I) to (VI) below.

(I)	Valuation report obtained by the Tender Offeror from an independent third-party valuation organization

With the aim of ensuring the fairness of the Tender Offer Price, the Tender Offeror asked a financial advisor, Nomura Securities, to calculate the value of the Target Company Shares as a third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, in determining the Tender Offer Price. Nomura Securities is neither a related party of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems or Hitachi, nor does it have a material interest in the Integration, including the Tender Offer.

Based on the determination that it is appropriate to evaluate the Target Company Shares multilaterally after reviewing the calculation method to be adopted in calculating the value of the Target Company Shares amongst multiple share valuation methods, and on the assumption that the Target Company will continue its operations, Nomura Securities calculated the value of the Target Company Shares using the following methods: the market share price analysis (because the Target Company Shares are listed on the TSE 1st Section); the comparable company analysis (because it is possible to infer the value of the Target Company Shares through comparisons with listed companies comparable to the Target Company); and the DCF Analysis (in order to reflect the status of future business activities in the calculation). On October 29, 2019, the Tender Offeror obtained a report on valuation of the shares (the “Valuation Report”) from Nomura Securities. The Tender Offeror has not obtained any evaluation regarding the fairness of the Tender Offer Price (i.e., a fairness opinion).

For an overview of the Valuation Report obtained by the Tender Offeror from Nomura Securities, please see “(4) Basis for the calculation of the purchase price” of “2. Overview of the purchase” below.

(II)	Deloitte Tohmatsu Valuation Report obtained by the Target Company from an independent third-party valuation organization

(i)	Name of the valuation organization, and its relationship with the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi

According to the Press Release by the Target Company, the Target Company asked a financial advisor, Deloitte Tohmatsu Financial Advisory, to calculate the value of the Target Company Shares as a third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, in expressing its opinion to support the Tender Offer, in order to eliminate any arbitrariness in the Target Company’s decision-making process regarding the Tender Offer Price offered by the Tender Offeror and to ensure the fairness of the Tender Offer Price. The Target Company obtained the Deloitte Tohmatsu Valuation Report on October 29, 2019. Deloitte Tohmatsu Financial Advisory is neither a related party of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, or Hitachi, nor does it have a material interest in the Integration, including the Tender Offer. The Target Company has not obtained any written opinion regarding the fairness of the Tender Offer Price (i.e., a fairness opinion) from Deloitte Tohmatsu Financial Advisory.

(ii)	Overview of calculation

Based on the determination that it is appropriate to evaluate the value of the Target Company Shares multilaterally after reviewing the calculation method to be adopted in calculating the value of the Target Company Shares from amongst multiple share valuation methods, and on the assumption that the Target Company is a going concern, Deloitte Tohmatsu Financial Advisory calculated the value of the Target Company Shares using the following methods: the market share price analysis (because there are market share prices as the Target Company Shares are listed on the TSE 1st Section); the comparable company analysis (because it is possible to infer the value of the Target Company Shares through comparisons with listed companies that engage in businesses relatively similar to those of the Target Company); and the DCF Analysis (in order to reflect the status of future business activities in the calculation). The ranges of per-share value of the Target Company Shares calculated using those methods are as follows:

Market share price analysis:	1,458 Japanese yen to 1,793 Japanese yen
Comparable company analysis:	1,959 Japanese yen to 2,457 Japanese yen
DCF Analysis:	1,987 Japanese yen to 2,492 Japanese yen

Under the market share price analysis, where October 29, 2019 was the reference date, the per-share value of the Target Company Shares was analyzed to range from 1,458 Japanese yen to 1,793 Japanese yen, based on the following prices of Target Company Shares on the TSE 1st Section: the closing price on the reference date (1,793 Japanese yen); the simple average of the closing price for the one month immediately preceding the reference date (1,572 Japanese yen) (any fraction is rounded off to the nearest Japanese yen; hereinafter, the same shall apply to the calculation of the simple average of closing prices in this paragraph); the simple average of the closing price for the three months immediately preceding the reference date (1,466 Japanese yen); and the simple average of the closing price for the six months immediately preceding the reference date (1,458 Japanese yen).

Under the comparable company analysis, the Target Company’s business value was analyzed through comparison with the market share price and financial indicators (e.g., profitability) of listed companies that engage in businesses comparatively similar to those of the Target Company, and then the value of the Target Company Shares was analyzed by considering the impact accompanying the transaction of VNBJ shares and VNBZ shares being acquired from Veoneer AB (the Target Company’s total acquisition value: 9,403 million Japanese yen). As a result, the per-share value of the Target Company Shares was analyzed to range from 1,959 Japanese yen to 2,457 Japanese yen.

Under the DCF Analysis, the Target Company’s enterprise value and share value were analyzed by discounting the free cash flow that is expected to be generated by the Target Company in and after the third quarter of the fiscal year ending in March 2020 at a certain discount rate to the present value, based on the Target Company’s business plan for the fiscal year ending in March 2020 through the fiscal year ending in March 2023, by considering the impact accompanying the transaction of VNBJ shares and VNBZ shares being acquired from Veoneer AB (the Target Company’s total acquisition value: 9,403 million Japanese yen). Using this methodology, the per-share value of the Target Company Shares was analyzed to range from 1,987 Japanese yen to 2,492 Japanese yen. In the Target Company’s business plan used by Deloitte Tohmatsu Financial Advisory for the DCF Analysis, no significant increases or decreases in profits are expected. The synergistic effects expected to be achieved by implementing the Integration, including the Transaction, have not been factored into the business plan because it is difficult to estimate them at present.

(III)	Independent special committee established, and a written report obtained, by the Target Company

According to the Press Release by the Target Company, the Target Company passed a resolution on July 24, 2019, to establish a special committee comprised of the following four members in order to eliminate any arbitrariness in the Target Company’s decision-making regarding the Transactions, and to ensure the fairness, transparency and objectivity of the decision-making: Mr. Akito Takahashi (attorney-at-law, Takahashi & Katayama Law Office), Mr. Yoshihiko Terada (certified public accountant, Trustees Consulting LLP), and Messrs. Masataka Fukui and Kimiaki Taguchi (outside directors and independent officers of the Target Company), who are all external knowledgeable persons and independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi. There has been no change in the initial special committee members since its establishment.

The Target Company consulted the special committee on the following matters (collectively, the “Matters of Inquiry”) and commissioned it to submit the Written Report for those matters to the board of directors of the Target Company: (i) whether the Transactions by the Tender Offeror are expected to enhance the enterprise value of the Target Company, and the purpose thereof is considered reasonable; (ii) whether the interests of the Target Company’s minority shareholders have been sufficiently considered through fair procedures in the Transactions; (iii) whether the terms of the Transactions are considered appropriate; (iv) whether the Transactions are not expected to be disadvantageous to the Target Company’s minority shareholders in light of (i) through (iii) above; and (v) if the Transactions are implemented by the Tender Offer, whether it is considered appropriate for the board of directors of the Target Company to express an opinion to support the Tender Offer and to recommend that the Target Company shareholders tender their shares in the Tender Offer, in light of (i) through (iv) above.

The special committee met 8 times in total between July 29, 2019 and October 24, 2019 to discuss and carefully consider the Matters of Inquiry. Specifically, before considering those matters, the special committee received information on the matters including the following from the Target Company and conducted a question-and-answer session regarding these matters: the circumstances where the Target Company received the proposal for the Transactions; the purpose of the Transactions; the Target Company’s business status and future outlook; the specific factors of the Transactions that may affect the Target Company’s business plan; the Tender Offeror’s involvement to date in the Target Company’s business management; negotiation status regarding the terms of the Transactions; and the business plan. Then, the special committee received information on the following matters from the Tender Offeror and conducted a question-and-answer session regarding these matters: the circumstances where the Tender Offeror proposed the Transactions; the purpose, background, and necessity of the Transactions; the business overview; its involvement in the Target Company’s business management; and the business development contemplated after the Transactions. The special committee also received reports from the Target Company on the status of discussions and negotiations between the Target Company and the Tender Offeror regarding the Transactions. Further, the special committee received the results of calculation of the value of the Target Company Shares by Deloitte Tohmatsu Financial Advisory, conducted a question-and-answer session regarding the results, and was informed by Deloitte Tohmatsu Financial Advisory that it had calculated the value of the Target Company Shares by considering the impact accompanying the transaction of VNBJ shares and VNBZ shares being acquired from Veoneer AB (the Target Company’s total acquisition value: 9,403 million Japanese yen). In addition, the special committee received information from Anderson Mori & Tomotsune on the measures to ensure the fairness of the procedures of the Transactions and to avoid conflicts of interest, and conducted a question-and-answer session regarding this matter.

After repeating careful discussions and consideration over the Matters of Inquiry through the above procedure, the special committee provided the board of directors of the Target Company with the Written Report as outlined below on October 29, 2019, upon unanimous resolution by all committee members.

(i)	Whether the Transactions are expected to enhance the enterprise value of the Target Company, and the purpose thereof is considered reasonable

The Transactions are expected to enhance the enterprise value of the Target Company, and the purpose thereof is considered reasonable due to the following reasons: (a) “(a) Objective, necessity and background of the Transactions” and “(b) Advantages of the Transactions conducted through the Tender Offer” explained by the Target Company are specific and based on the Target Company’s current business and financial condition, and they are consistent with the general explanation of the industry and market environment to which the Target Company belongs, and they are considered realistic in terms of enhancing the future competitiveness of the Target Company; (b) necessity and advantages of the Transactions are reviewed between the Target Company and the Tender Offeror, taking into account the environment and future prediction of the market to which the Target Company belongs; (c) future prospects for the Target Company’s business and growth, and the measures considered for implementation after the Transactions, each of which was explained by the Target Company are based on the Target Company’s business and financial condition and regarded as including the Tender Offeror’s management policy, and all are not regarded as unreasonable; and (d) “(a) Objective, necessity and background of the Transactions” and “(b) Advantages of the Transactions conducted through the Tender Offer” are as stated in “(V) Process of and reasons for decision-making by the Target Company” of “(2) Background to, the purpose of, and decision-making process of, the resolution to conduct the Tender Offer, and the management policy after the Tender Offer” above in particular, and realizing the management environment surrounding the Target Company as well as issues that the Target Company faces, becoming a wholly-owned subsidiary of the Tender Offeror and the Integration will all enable the Target Company to handle, based on flexible and quick decision-making, issues that are difficult to handle by itself and to effectively realize synergy.

(ii)	Whether the interests of the Target Company’s minority shareholders have been sufficiently considered through fair procedures in the Transactions

The interests of the Target Company’s minority shareholders have been sufficiently considered through fair procedures in the Transactions, as explained below: (a) in consideration of how to handle the Transactions, in order to ensure the fairness of the conditions of the Tender Offer, especially the Tender Offer Price, the Target Company requested Deloitte Tohmatsu Financial Advisory, a third-party valuation organization independent of the Target Company and the Tender Offeror, to calculate the value of the Target Company Shares and obtained the Deloitte Tohmatsu Valuation Report; (b) in order to obtain legal advice on the Transactions, the Target Company appointed Anderson Mori & Tomotsune as a legal advisor independent of the Target Company and the Tender Offeror; (c) because the Transactions including the Transaction to Make the Target Company a Wholly-Owned Subsidiary are carried out with the Tender Offeror that has made the Target Company an equity-method affiliate, and a relative conflict of interest may occur depending on the situation, the Target Company has become aware of the necessity to carefully ensure the appropriateness and fairness of the terms and conditions of the Transactions and has requested that the Tender Offeror provide the transaction conditions giving due consideration to the interest of the minority shareholders from the early stage of the discussion; (d) the Target Company has validated the appropriateness and fairness of the conditions, and the feasibility several times and made final arrangements concerning the price expected to be resolved in the board meeting with respect to the tender offer price in the Tender Offer through discussion with the Tender Offeror; (e) thereafter, the Target Company and the Tender Offeror eventually reached an agreement on the terms and conditions of the Transactions including the Tender Offer Price, and in the Target Company, the agreed price became the Tender Offer Price expected to be resolved in the board meeting; (f) the Target Company has made an effort to ensure an opportunity for the Target Company shareholders to make proper decisions on the two-step acquisition through early and detailed disclosure and explanation; (g) the Target Company has made an effort to eliminate any arbitrariness in the decision-making process by considering the existence of its directors with interests, specifically, whether the Target Company’s directors participate in the review of the Transactions, and whether to participate in the future examination and resolution of the board meeting to be held on the Transactions; (h) in the Tender Offer, the minimum number of shares to be acquired will be established as described in “(1) Overview of the Tender Offer” above, and due to establishing the minimum number, if the number of shares tendered for the Tender Offer is small, the purchase of the Target Company’s shares through the Tender Offer will not be carried out; by doing this, the Target Company respects the intention of its general and minority shareholders to the maximum possible extent; and (i) it is deemed that specific measures are taken to address various points including ensuring an objective situation to secure the fairness of the terms and conditions of the Transaction to Make the Target Company a Wholly-Owned Subsidiary and that due consideration is given to the interest of the Target Company’s shareholders through fair procedures.

(iii)	Whether the terms of the Transactions are considered appropriate

The terms of the Transactions (including the purchase price in the Tender Offer) are considered appropriate, due to the following reasons: (a) In order to ensure the fairness and appropriateness of the terms and conditions of the Transactions, especially the tender offer price of the Target Company’s common shares in the Tender Offer, in consideration and determination thereof, the Target Company appointed an independent third-party valuation organization for calculation of the value of the Target Company Shares and refers to the Deloitte Tohmatsu Valuation Report that is obtained from such third-party valuation organization; (b) in the process of calculation to reach the conclusion in the Deloitte Tohmatsu Valuation Report, the calculation method is considered general and reasonable in light of current practice; (c) the details of the calculation are also considered reasonable in light of current practice; (d) based on the above, it is considered that the Deloitte Tohmatsu Valuation Report contains no unreasonable points or significant issues; (e) the Company has also considered the Tender Offer Price comprehensively taking into account circumstances such as the necessity and advantages of the Transactions, and their effect on the future business of the Target Company based on the Deloitte Tohmatsu Valuation Report; (f) an experienced financial advisor (a third-party valuation organization) is employed and the terms and conditions of the Transactions have been comprehensively negotiated including the Tender Offer Price; (g) the Tender Offer Price expected to be conclusively resolved in the Target Company’s board meeting is considered a price including a proper premium; (h) these actions by the Target Company are considered reasonable and appropriate to ensure fairness and appropriateness of the terms and conditions of the Transactions (including the Tender Offer), the Tender Offer Price in particular, and to eliminate any arbitrariness in the process of determination and decision-making with respect to the foregoing; (i) according to the explanation by the Target Company, absent specific circumstances in the future, the terms and conditions of the Transaction to Make the Target Company a Wholly-Owned Subsidiary are also expected to be calculated and decided on the same basis as the Tender Offer Price; (j) and the Transaction to Make the Target Company a Wholly-Owned Subsidiary is expected to be carried out after the Tender Offer as the procedures following the Tender Offer (the procedures for two-step acquisition), and it is reasonable to streamline the terms and conditions of the transactions of both procedures that have similar timelines.

(iv)	Whether the Transactions are not expected to be disadvantageous to the Target Company’s minority shareholders in light of (i) through (iii) above

With respect to matters other than those considered in (i) through (iii) above, the special committee has not presently found any circumstances that make the Transactions including the Tender Offer appear disadvantageous to the minority shareholders of the Target Company; therefore, the Transactions are considered not disadvantageous to the minority shareholders of the Target Company.

(v)

If the Transactions are implemented by the Tender Offer, whether it is considered appropriate for the board of directors of the Target Company to express an opinion to support the Tender Offer and to recommend that the Target Company shareholders tender their shares in the Tender Offer, in light of (i) through (iv) above

Based on the following facts, it is reasonable for the board of directors of the Target Company to express an opinion in support of the Tender Offer and to recommend to its shareholders to tender shares in the Tender Offer, and no reasons against this have presently been found: (i) the Transactions are expected to enhance the enterprise value of the Target Company and the purpose thereof is considered reasonable, (ii) in the Transactions, due consideration is given to the interest of the minority shareholders of the Target Company through fair procedures, (iii) the terms of the Transactions are considered appropriate, and (iv) considering (i) through (iii) above, the Transactions are regarded as not disadvantageous to the minority shareholders of the Target Company.

(IV)	Advice from independent law firm to the Target Company

According to the Press Release by the Target Company, the Target Company appointed Anderson Mori & Tomotsune as its legal advisor independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, in order to ensure the fairness and propriety of the decision-making process of the Transactions and has received therefrom legal advice required for the matters to note concerning the decision-making process and methods for the Transactions, and other decision-making regarding the Transactions. Anderson Mori & Tomotsune is not a related party to the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, or Hitachi, and does not have any significant interest in the Transactions.

(V)	Approval of all directors of the Target Company with no interest in the Transactions, and no objection from all company auditors of the Target Company with no interest in the Transactions

According to the Press Release by the Target Company, the board of directors of the Target Company carefully discussed and examined the series of procedures of the Transactions and the terms of the Tender Offer, based on the Deloitte Tohmatsu Valuation Report obtained from Deloitte Tohmatsu Financial Advisory and the legal advice of Anderson Mori & Tomotsune, and by respecting to the maximum extent the content of the Written Report obtained from the special committee.

As a result, under the grounds and reasons described in “(V) Process of and reasons for decision-making by the Target Company” in “(2) Background to, the purpose of, and decision-making process of, the resolution to conduct the Tender Offer, and the management policy after the Tender Offer” above, all eight directors of the Target Company deliberated and unanimously passed a resolution at the meeting of the board of directors held today that, as the Target Company’s opinion as of today, the board of directors would express its opinion to support the Tender Offer, and that it would recommend that the shareholders of the Target Company tender the Target Company Shares for the Tender Offer if it were commenced. The meeting of the board of directors was attended by all four company auditors of the Target Company, who all expressed an opinion that they would not object to the board of directors of the Target Company passing the resolution.

Three of the Target Company directors—Messrs. Yasushi Kawaguchi, Kazuya Sato and Aiji Yamanaka, were employees of the Tender Offeror until March 2018, March 2013, and March 2018, respectively. However, they all transferred to the Target Company at the respective months and neither concurrently serve as officers or employees of the Tender Offeror, nor are in a position to receive instructions from the Tender Offeror as managers of the Target Company. Therefore, there are no circumstances where they have or may have a conflict of interest with the Target Company at present.

(VI)	Measures to ensure opportunities for other purchasers to purchase

The Tender Offeror contemplates setting a 30 business-day purchase period in the Tender Offer (the “Tender Offer Period”), which is longer than the shortest period of 20 business days provided by laws and regulations, in order to: provide the shareholders of the Target Company with an appropriate opportunity to consider whether to tender their shares in the Tender Offer; ensure that a potential purchaser other than the Tender Offeror would have an opportunity to make a competing purchase under a tender offer for the Target Company Shares; and secure the appropriateness of the Tender Offer Price.

In addition, the Target Company has not concluded any agreement with the Tender Offeror that includes deal protection provisions to prohibit the Target Company from having contact with a competing offeror or that otherwise limits the opportunity for the Target Company to have contact with the competing offeror.

(5)	Policies regarding reorganization, among others, after the Tender Offer (matters regarding the so-called two-stage purchase)

As stated in “(1) Overview of the Tender Offer” above, the Tender Offeror plans to make the Target Company its wholly-owned subsidiary. If the Tender Offer is successfully completed, and the Tender Offeror has not succeeded in acquiring all of the Target Company Shares, then the Tender Offeror intends to take procedures to make the Tender Offeror the only shareholder of the Target Company by the methods described below.

More specifically, after the successful completion of the Tender Offer, if the total number of voting rights owned by the Tender Offeror in the Target Company is equal to or exceeds 90% of the number of voting rights of all shareholders of the Target Company, and the Tender Offeror is thus a Special Controlling Shareholder as defined in Article 179, paragraph (1) of the Companies Act, then promptly after the completion of settlement for the Tender Offer, the Tender Offeror intends to demand that all the shareholders of the Target Company (excluding the Tender Offeror and the Target Company) who did not tender Target Company Shares in the Tender Offer (“Shareholders Subject to Cash-Out”) sell all of their Target Company Shares pursuant to the provisions in Section 4-2, Chapter II, Part II of the Companies Act (“Demand for Cash-Out”).

In the Demand for Cash-Out, the Tender Offeror intends to decide on delivering, as the per-share value of Target Company Shares, the same amount of money as the Tender Offer Price to the Shareholders Subject to Cash-Out. In this case, the Tender Offeror will provide the Target Company with notice to that effect and seek approval of the Target Company for the Demand for Cash-Out. If the Target Company approves the Demand for Cash-Out by resolution of its board of directors, the Tender Offeror will, in accordance with the procedures prescribed in the relevant laws and regulations, acquire all the Target Company Shares owned by the Shareholders Subject to Cash-Out on the acquisition date determined for the Demand for Cash-Out, without the need to obtain individual approval from the Shareholders Subject to Cash-Out. The Tender Offeror intends to deliver to the Shareholders Subject to Cash-Out, as the per-share value of the Target Company Shares that they owned, the same amount of money as the Tender Offer Price for each Target Company Share. According to the Target Company, if it is notified by the Tender Offeror of the matters under each item of Article 179-2, paragraph (1) of the Companies Act in connection with the Tender Offeror’s intention to make a Demand for Cash-Out, the Target Company’s board of directors intends to approve the Demand for Cash-Out by the Tender Offeror.

According to the provisions of the Companies Act that aim to protect the rights of minority shareholders to which the Demand for Cash-Out relates, the Shareholders Subject to Cash-Out may file a petition with a court to determine the sales price of their Target Company Shares in accordance with Article 179-8 of the Companies Act and other relevant laws and regulations. If the petition mentioned above is filed, the sales price of Target Company Shares will be finally determined by the court.

On the other hand, after the successful completion of the Tender Offer, if the total number of voting rights owned by the Tender Offeror in the Target Company is less than 90% of the number of voting rights of all shareholders of the Target Company, the Tender Offeror intends to request, promptly after the completion of settlement for the Tender Offer, that the Target Company hold an extraordinary shareholders meeting (the “Extraordinary Shareholders Meeting”) that includes the following proposals in its agenda: (i) a proposal to consolidate the Target Company Shares pursuant to Article 180 of the Companies Act (the “Share Consolidation”); and (ii) a proposal to partially amend the Articles of Incorporation, including abolishing the unit share clause, on condition that the Share Consolidation becomes effective. The Tender Offeror intends to agree to each of those proposals at the Extraordinary Shareholders Meeting. If the proposal for the Share Consolidation is approved at the Extraordinary Shareholders Meeting, the Target Company’s shareholders will own the number of Target Company Shares reflecting the share consolidation ratio that was approved at the Extraordinary Shareholders Meeting, on the day when the Share Consolidation takes effect. If fractions less than one share are included in the number of shares as a result of the Share Consolidation, then pursuant to the procedures provided in Article 235 of the Companies Act and other relevant laws and regulations, the amount of money obtained by the sale of the Target Company Shares corresponding to the total of such fractions (any fraction of less than one share in the total number shall be rounded off; hereinafter the same shall apply) to the Target Company or the Tender Offeror will be delivered to each shareholder of the Target Company (excluding the Tender Offeror) having such fractional Target Company Shares. The Tender Offeror intends to request that the Target Company (a) calculate the sales price of the Target Company Shares corresponding to the total of such fractions so that the amount of money to be delivered, as a result of the sale, to each shareholder of the Target Company (excluding the Tender Offeror and the Target Company) who did not tender Target Company Shares in the Tender Offer equals the Tender Offer Price multiplied by the number of Target Company Shares owned by each such shareholder, and (b) file a petition with a court to permit such voluntary sale. The Share Consolidation ratio has not been determined as of today; however, it will be determined in such a way that the number of Target Company Shares owned by the Target Company’s shareholders (excluding the Tender Offeror and the Target Company) who did not tender Target Company Shares in the Tender Offer will be a fraction of less than one share and the Tender Offeror will solely own all the Target Company Shares.

According to the provisions of the Companies Act that aim to protect the rights of minority shareholders to which the Share Consolidation relates, if fractions less than one share are included in the number of shares as a result of the Share Consolidation, the Target Company’s shareholders (excluding the Tender Offeror and the Target Company) will be entitled, in accordance with Articles 182-4 and 182-5 of the Companies Act and other relevant laws and regulations, to (a) demand that the Target Company purchase, at a fair price, all of the fractions of less than one share from among shares of common stock that they hold and (b) file a petition with a court to determine the sales price for their Target Company Shares. As stated above, in the Share Consolidation, the number of Target Company Shares owned by the Target Company’s shareholders (excluding the Tender Offeror and the Target Company) who did not tender Target Company Shares in the Tender Offer will be a fraction of less than one share. Thus, the Target Company’s shareholders (excluding the Tender Offeror and the Target Company) who dissent from the Share Consolidation will be able to file a petition to determine the sales price. If the petition mentioned above is filed, the purchase price will be finally determined by the court.

With respect to the procedures of the Demand for Cash-Out and the Share Consolidation (as defined below) mentioned above, it may take time to implement those procedures; and those procedures may be replaced by other methods having almost the same effect as those procedures, depending on various factors such as the state of amendments, enforcement, the authorities’ interpretations, etc. of the relevant laws and regulations. However, in that case, a method is scheduled to be adopted where monies will be ultimately delivered to each shareholder of the Target Company (excluding the Tender Offeror and the Target Company) who did not tender Target Company Shares in the Tender Offer. It is also planned that the amount of money to be delivered to each shareholder under such method will be calculated so that it is equal to the Tender Offer Price multiplied by the number of Target Company Shares owned by each such shareholder. The Tender Offeror will discuss the specific procedures, time of implementation of those procedures, and other matters concerning the above with the Target Company and will promptly announce those matters as soon as they are determined.

We note that the Tender Offer does not solicit the Target Company’s shareholders to agree to proposals at the Extraordinary Shareholders Meeting. Each shareholder of the Target Company should confirm with a tax accountant or other specialist, at its own responsibility, how tendering into the Tender Offer or participating in the procedures described above are treated under relevant tax laws.

(6)	Likelihood of delisting and reasons therefor

As of today, the Target Company Shares are listed on the TSE 1st Section. However, since the Tender Offeror has not set a maximum limit on the number of shares to be purchased in the Tender Offer, the Target Company Shares may be delisted through prescribed procedures in accordance with the delisting criteria of the Tokyo Stock Exchange, depending on the results of the Tender Offer. Additionally, even if the delisting criteria are not met upon the completion of the Tender Offer, the Tender Offeror intends to conduct transactions pursuant to the applicable laws and regulations in order to acquire all Target Company Shares as stated in “(5) Policies regarding reorganization, among others, after the Tender Offer (matters regarding the so-called two-stage purchase)” above after the successful completion of the Tender Offer. In such a case, the Target Company Shares will be delisted through the prescribed procedures in accordance with the delisting criteria of the Tokyo Stock Exchange. After delisting, the Target Company Shares will no longer be traded on the Tokyo Stock Exchange.

2.	Overview of the purchase

(1)	Overview of the Target Company

(i)	Name	Nissin Kogyo Co., Ltd.

(ii)	Location	801 Kazawa, Tomi City, Nagano Japan

(iii)	Name and Title of Representative	Yasushi Kawaguchi, Representative Director and President

(iv)	Description of Business Activities	Manufacture and sale of brake equipment for motorcycles and automobiles and aluminum products, etc.

(v)	Capital	3,694 million Japanese yen (as of September 30, 2019)

(vi)	Date of Establishment	October 27, 1953

(vii)	Major Shareholders and Ownership Percentage (as of March 31, 2019)	Honda Motor Co., Ltd.	34.86%
		Daishin Sangyo Co., Ltd.	5.22%
		Japan Trustee Services Bank, Ltd. (Trust Account)	3.43%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	3.37%
		SSBTC CLIENT OMNIBUS ACCOUNT (standing agency: Custody Services Department, Tokyo Branch, The Hongkong and Shanghai Banking Corporation Limited)	3.06%
		Naoya Miyashita	3.01%
		Japan Trustee Services Bank, Ltd. (Trust Account 9)	2.15%
		NORTHERN TRUST CO. (AVFC) RE HCROO (standing agency: Custody Services Department, Tokyo Branch, The Hongkong and Shanghai Banking Corporation Limited)	1.45%
		DFA INTL SMALL CAP VALUE PORTFOLIO (standing agency: Tokyo Branch, Citibank, N.A.)	1.11%
		Japan Trustee Services Bank, Ltd. (Trust Account 5)	1.11%

(viii)	Relationship between the Tender Offeror and Target Company

	Capital Relationship	The Tender Offeror owns 22,682,205 Target Company Shares (ownership ratio 34.86%).
	Personnel Relationship	N/A
	Business Relationship	The Target Company sells automotive components to the Tender Offeror.
	Status as Related Parties	The Target Company is an equity-method affiliate of the Tender Offeror and thus is a related party.

(Note)

The “Major Shareholders and Ownership Percentage” contains the same statements as the “Major Shareholders” in the “Annual Securities Report for the 66th Fiscal Year,” which was submitted by the Target Company on June 21, 2019.

(2)	Schedule, etc.

With respect to the commencement of the Tender Offer, there are certain conditions precedent, such as obtaining permits and licenses, etc. from the respective countries’ relevant authorities, including notifications or approvals for business combination to or by the respective countries’ competition authorities. The Tender Offeror intends to promptly commence the Tender Offer with such a schedule that the Tender Offer Period is 30 business days, when the Conditions Precedent are satisfied. The Tender Offeror will announce the schedule as soon as it is fixed.

(3)	Purchase price

2,250 Japanese yen per share of common stock

(4)	Basis for the calculation of the purchase price

(I)	Basis for the calculation

With the aim of ensuring the fairness of the Tender Offer Price, the Tender Offeror asked a financial advisor, Nomura Securities, to calculate the value of the Target Company Shares as a third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, in determining the Tender Offer Price. Nomura Securities is neither a related party of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems or Hitachi, nor does it have a material interest in the Integration, including the Tender Offer.

Based on the determination that it is appropriate to evaluate the value of the Target Company Shares multilaterally after reviewing the calculation method to be adopted in calculating the value of the Target Company Shares from amongst multiple share valuation methods, and on the assumption that the Target Company is a going concern, Nomura Securities calculated the value of the Target Company Shares by using the following methods: the market share price analysis (because the Target Company Shares are listed on the TSE 1st Section); the comparable company analysis (because it is possible to infer the value of the Target Company Shares through comparisons with listed companies comparable to the Target Company); and the DCF Analysis (in order to reflect the status of future business activities in the calculation). The Tender Offeror obtained the Valuation Report dated October 29, 2019, from Nomura Securities. The Tender Offeror has not obtained any evaluation regarding the fairness of the Tender Offer Price (i.e., a fairness opinion).

The results of calculation by Nomura Securities of the per-share value of the Target Company Shares are as follows:

Market share price analysis:	1,458 Japanese yen to 1,793 Japanese yen
Comparable company analysis:	732 Japanese yen to 1,159 Japanese yen
DCF Analysis:	1,945 Japanese yen to 2,568 Japanese yen

Under the market share price analysis, where October 29, 2019 was the reference date, the per-share value of the Target Company Shares was calculated to range from 1,458 Japanese yen to 1,793 Japanese yen, based on the following prices of Target Company Shares on the TSE 1st Section: the closing price on the reference date (1,793 Japanese yen); the simple average of the closing price for the five business days immediately preceding the reference date (1,715 Japanese yen) (rounded to the nearest Japanese yen; the same method was applied to the calculation of the simple average of the closing price in Section (I)); the simple average of the closing price for the one month immediately preceding the reference date (1,572 Japanese yen); the simple average of the closing price for the three months immediately preceding the reference date (1,466 Japanese yen); and the simple average of the closing price for the six months immediately preceding the reference date (1,458 Japanese yen).

Under the comparable company analysis, the value of the Target Company Shares was calculated through comparison with the market share price and financial indicators (e.g., profitability, etc.) of listed companies that engage in businesses comparatively similar to those of the Target Company. Using this methodology, the per-share value of the Target Company Shares was calculated to range from 732 Japanese yen to 1,159 Japanese yen.

Under the DCF Analysis, the Target Company’s enterprise value and share value were calculated by discounting the free cash flow that is expected to be generated in the future by the Target Company in and after the fiscal year ending in March 2020 at a certain discount rate to the present value, based on the relevant factors including the profitability and investment plans in the Target Company’s business plan for 4 fiscal years from the fiscal year ending in March 2020 to the fiscal year ending in March 2023 as well as other publicly available information. Using this methodology, the per-share value of the Target Company Shares was calculated to range from 1,945 Japanese yen to 2,568 Japanese yen. In the business plan which served as a basis for the DCF Analysis, no significant increases or decreases in profits are expected. The synergistic effects expected to be achieved by implementing the Integration, including the Tender Offer, have not been counted. This is because at present it is difficult to specifically estimate the impact on earnings.

By a resolution at the board of directors’ meeting held today, the Tender Offeror ultimately determined that the Tender Offer Price would be 2,250 Japanese yen per share, comprehensively taking into account: (i) the valuation results in the Valuation Report obtained from Nomura Securities; (ii) the results of the due diligence on the Target Company by the Tender Offeror; (iii) real-world examples of premiums granted when the purchase price was determined in the case of previous tender offers for shares (the case of tender offers to make target companies wholly-owned subsidiaries) by persons other than issuers similar to the Tender Offer; (iv) whether the board of directors of the Target Company would support the Tender Offer; (v) fluctuations in the market price of the Target Company Shares; and (vi) anticipated levels of tendering in the Tender Offer, and based on the results of discussions and negotiations with the Target Company.

The Tender Offer Price of 2,250 Japanese yen per share represents the following premiums: 25.49% (rounded off to two decimal places; the same method was applied to the calculation of premiums (%) in Section (I)) on the closing price of the Target Company Shares of 1,793 Japanese yen on the TSE 1st Section as of October 29, 2019, which is the business day immediately preceding the date of announcement of the Tender Offer; 43.13% on the simple average of the closing price of 1,572 Japanese yen for the one month immediately preceding October 29, 2019; 53.48% on the simple average of the closing price of 1,466 Japanese yen for the three months immediately preceding October 29, 2019; and 54.32% on the simple average of the closing price of 1,458 Japanese yen for the six months immediately preceding October 29, 2019.

(Note)

In calculating the Target Company’s share value, Nomura Securities has assumed that all public information and information provided to it are accurate and complete, and it has not independently verified the accuracy or completeness thereof. Also, Nomura Securities neither has independently evaluated, appraised or assessed, nor has requested that any third-party organization appraise or assess, any assets or liabilities (including financial derivatives, off-balance sheet assets and liabilities, and other contingent liabilities) of the Target Company or its associate companies (including analyzing and evaluating their individual assets and liabilities). The Target Company’s financial forecast (including profit plans and other information) is assumed to have been reasonably examined or prepared based on the best, bona-fide forecast and decision-making that are presently available to the Target Company’s management. Calculations by Nomura Securities reflect the information obtained and economic conditions learned by Nomura Securities up to and including October 29, 2019. Calculations by Nomura Securities are solely for reference purposes for the Tender Offeror’s board of directors to consider the Target Company’s share value.

(II)	Background of the calculation

(Background leading to the determination of the Tender Offer Price)

The Tender Offeror started considering the Integration in the middle of February 2018. It appointed Nomura Securities as its financial advisor and third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, and appointed Nishimura & Asahi as its legal advisor. The Tender Offeror started initial consideration and discussions regarding the Integration, including the Tender Offer, and in late May 2019, made the Proposal to the Target Company.

According to the Target Company, in response to the Proposal made by the Tender Offeror in late May 2019, the Target Company appointed Deloitte Tohmatsu Financial Advisory as its financial advisor and third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, and appointed Anderson Mori & Tomotsune as its legal advisor independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, in order to ensure the fairness of the Transactions including the Tender Offer Price. According to the Target Company, on July 24, 2019, it established a special committee as an advisory body for the Target Company’s board of directors to consider the Proposal.

Thereafter, the Tender Offeror, with the approval of the Target Company, conducted due diligence on the Target Company from the middle of July 2019 to early September 2019. The Tender Offeror and the Target Company continued discussions regarding, among other matters, the purpose of the Integration, including the Tender Offer, management structures and policies after the Integration, and various conditions of the Integration, with the aim of further enhancing their respective enterprise value. Furthermore, from early October 2019, the Tender Offeror held discussions and negotiations with the Target Company on several occasions regarding the Tender Offer Price. Thereafter, in late October 2019, the Tender Offeror made the final proposal of the Tender Offer to the Target Company and held discussions and negotiations with the Target Company.

Consequently, as of today, the Tender Offeror determined to conduct the Tender Offer for the Target Company Shares as part of the Transactions if the Conditions Precedent are satisfied. The Tender Offeror also determined the Tender Offer Price against the background described below. For details of the background that led to the Tender Offeror’s determination to conduct the Tender Offer, please see “(2) Background to, the purpose of, and decision-making process of, the resolution to conduct the Tender Offer, and the management policy after the Tender Offer” of “1. Purpose, etc. of the purchase” above.

(i)	Name of the third party from whom the Tender Offeror obtained opinions in calculation

In determining the Tender Offer Price, the Tender Offeror asked Nomura Securities, a financial advisor and third-party valuation organization independent of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi, to calculate the value of the Target Company Shares. The Tender Offeror obtained the Valuation Report dated October 29, 2019, from Nomura Securities. Nomura Securities is neither a related party of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems or Hitachi, nor does it have a material interest in the Integration, including the Tender Offer.

(ii)	Overview of the opinions

According to the Valuation Report, the methods adopted and the ranges of per-share value of the Target Company Shares calculated by using those methods are as follows:

Market share price analysis:	1,458 Japanese yen to 1,793 Japanese yen
Comparable company analysis:	732 Japanese yen to 1,159 Japanese yen
DCF Analysis:	1,945 Japanese yen to 2,568 Japanese yen

(iii)	Background leading to the determination of the Tender Offer Price taking into consideration the opinions

By a resolution at the board of directors’ meeting held today, the Tender Offeror ultimately determined that the Tender Offer Price would be 2,250 Japanese yen per share, comprehensively taking into account: (i) the valuation results in the Valuation Report obtained from Nomura Securities; (ii) the results of the due diligence on the Target Company by the Tender Offeror; (iii) real-world examples of premiums granted when the purchase price was determined in the case of previous tender offers for shares (the case of tender offers to make target companies wholly-owned subsidiaries) by persons other than issuers similar to the Tender Offer; (iv) whether the board of directors of the Target Company would support the Tender Offer; (v) fluctuations in the market price of the Target Company Shares; and (vi) anticipated levels of tendering in the Tender Offer, and based on the results of discussions and negotiations with the Target Company.

(III)	Relationship with the valuation organization

Nomura Securities, which is the Tender Offeror’s financial advisor and third-party valuation organization, is neither a related party of the Tender Offeror, the Three Target Companies, Hitachi Automotive Systems or Hitachi, nor does it have a material interest in the Integration, including the Tender Offer.

(5)	Number of shares to be purchased

Number of Shares to be Purchased	Minimum Number of Shares to be Purchased	Maximum Number of Shares to be Purchased
42,379,300 shares	20,692,195 shares	— shares

(Note 1)

Since the Tender Offeror intends to make the Target Company a wholly-owned subsidiary, if the aggregate number of the Tendered Shares does not reach the minimum number of shares to be purchased (20,692,195 shares), none of the Tendered Shares will be purchased. If the aggregate number of the Tendered Shares is equal to or exceeds the minimum number of shares to be purchased (20,692,195 shares), all the Tendered Shares will be purchased.

(Note 2)

Shares in quantities of less than one unit are also subject to the Tender Offer. If a right to demand the purchase of shares in quantities of less than one unit is exercised by a shareholder pursuant to the Companies Act, the Target Company may purchase those shares during the Tender Offer Period in accordance with the procedures under the laws and regulations.

(Note 3)	The Tender Offeror does not intend to acquire treasury shares owned by the Target Company through the Tender Offer.

(Note 4)

Because no upper limit has been set for the number of shares to be purchased in the Tender Offer, the “Number of Shares to be Purchased” is the possible maximum number of Target Company Shares (42,379,300 shares) to be obtained by the Tender Offeror through the Tender Offer. This maximum number of shares (42,379,300 shares) is obtained by deducting (a) from (b), wherein (a) is the number of Target Company Shares owned by the Tender Offeror as of today (22,682,205 shares), and the number of treasury shares owned by the Target Company as of September 30, 2019 (390,638 shares), and (b) is the total number of issued shares as of the same date, as stated in the Target Company’s Financial Summary (65,452,143 shares).

(6)	Changes in the ownership ratio of shares as a result of the purchase

Number of voting rights pertaining to shares owned by the Tender Offeror before the purchase	226,822 voting rights	(Ownership ratio of shares before the purchase: 34.86%)

Number of voting rights pertaining to shares owned by specially related parties before the purchase	To be determined.	(Ownership ratio of shares before the purchase: to be determined)

Number of voting rights pertaining to shares owned by the Tender Offeror after the purchase	650,615 voting rights	(Ownership ratio of shares after the purchase: 100.00%)

Number of voting rights pertaining to shares owned by specially related parties after the purchase	0	(Ownership ratio of shares after the purchase: 0.00%)

Number of voting rights of all shareholders of the Target Company	650,395 voting rights

(Note 1)

The “number of voting rights pertaining to shares owned by the Tender Offeror before the purchase” is the number of voting rights (226,822 voting rights) pertaining to shares owned by the Tender Offeror as of today (22,682,205 shares).

(Note 2)

The “number of voting rights pertaining to shares owned by specially related parties before the purchase” and the “ownership ratio of shares before the purchase” related thereto have not been determined as of today. They will be investigated and disclosed before the commencement of the Tender Offer. The “number of voting rights pertaining to shares owned by specially related parties after the purchase” is stated as zero, because the shares owned by specially related parties are also subject to the Tender Offer.

(Note 3)

The “number of voting rights of all shareholders of the Target Company” is the number of the voting rights of all shareholders as of March 31, 2019, as stated in the Annual Securities Report for the 66th Fiscal Year submitted by the Target Company on June 21, 2019 (one unit of shares is stated to consist of 100 shares). However, since all of the Target Company Shares issued by the Target Company, including shares in quantities of less than one unit, are subject to the Tender Offer, for the purpose of calculating the “ownership ratio of shares before the purchase” and the “ownership ratio of shares after the purchase,” the number of voting rights (650,615 voting rights) pertaining to the number of shares (65,061,505 shares) obtained by deducting (a) from (b) was used as the denominator, wherein (a) is the number of treasury shares owned by the Target Company as of September 30, 2019 (390,638 shares), and (b) is the total number of issued shares as of the same date, as stated in the Target Company’s Financial Summary (65,452,143 shares).

(Note 4)	With regard to the “ownership ratio of shares before the purchase” and the “ownership ratio of shares after the purchase,” any fraction is rounded off to two decimal places.

(7)	Purchase price

95,353,425,000 Japanese yen

(Note)	“Purchase price” is the amount obtained by multiplying the number of shares to be purchased through the Tender Offer (42,379,300 shares) by the Tender Offer Price (2,250 yen).

(8)	Settlement method, date of public notice of commencement of the Tender Offer, and other conditions and method of purchase

The Tender Offeror will announce the settlement method for the Tender Offer, date of public notice of commencement of the Tender Offer, and other conditions and method of purchase as soon as they are determined. Nomura Securities will be appointed as the tender offer agent.

3.	Policies after the Tender Offer and future prospects

(1)	Policies after the Tender Offer

For the policies after the Tender Offer, please see “(2) Background to, the purpose of, and decision-making process of, the resolution to conduct the Tender Offer, and the management policy after the Tender Offer,” “(5) Policies regarding reorganization, among others, after the Tender Offer (matters regarding the so-called two-stage purchase),” and “(6) Likelihood of delisting and reasons therefor” under “1. Purpose, etc. of the purchase” above.

(2)	Future prospects

The impact of the Integration, including the Tender Offer, on the business results of the Tender Offeror is being examined. If the necessity to revise the financial forecast or any fact to be announced arises, we will promptly announce it.

4.	Others

(1)	Agreement between the Tender Offeror and the Target Company or its officers, and the details thereof

(I)	Expressing support for the Tender Offer and recommendation to tender

According to the Press Release by the Target Company, at the meeting of the Target Company’s board of directors held today, the Target Company adopted a resolution to express an opinion in support of the Tender Offer and to recommend that its shareholders tender Target Company Shares for the Tender Offer when the Tender Offer commences, as the Target Company’s opinion as of today. For details, please see “(V) Approval of all directors of the Target Company with no interest in the Transactions, and no objection from all company auditors of the Target Company with no interest in the Transactions” under “(4) Measures to ensure the fairness of the Tender Offer Price and to avoid conflicts of interest, and measures to ensure the fairness of the Tender Offer” under “1. Purpose, etc. of the purchase” above.

(II)	Execution of the Basic Contract

The Tender Offeror, the Three Target Companies, Hitachi Automotive Systems, and Hitachi have entered into the Basic Contract as of today concerning the structure of the Integration and other related matters. For an overview of the Basic Contract, please see “(3) Material agreements regarding the Tender Offer” under “1. Purpose, etc. of the purchase” above.

(2)	Other information that is considered to be necessary when investors determine whether to tender shares in an offer to purchase

(I)	Announcement of the “Summary of Financial Results for the Second Quarter of the FY Ending in March 2020 (IFRS) (consolidated)”

The Target Company announced the Target Company’s Financial Summary as of today. An outline of the Target Company’s Financial Summary is set forth below. According to the Target Company, the content thereof has not undergone a quarterly review by an auditing firm pursuant to Article 193-2, paragraph (1) of the Financial Instruments and Exchange Act. In addition, the outline of the announcement below is a partial extract of the content announced by the Target Company. For details, please see the content of the announcement.

(i)	Profit and loss (consolidated)

Accumulated Total for Second Quarter of FY Ending in March 2020
Sales	90,776 million Japanese yen
Cost of Sales	-77,797 million Japanese yen
Selling, General and Administrative Expenses	-5,447 million Japanese yen
Other Income	273 million Japanese yen
Other Expenses	-215 million Japanese yen
Financial Income	1,001 million Japanese yen
Financial Expenses	-710 million Japanese yen
Profit (Loss) for the Quarter	5,532 million Japanese yen

(ii)	Profit and loss per share (consolidated)

Accumulated Total for Second Quarter of FY Ending in March 2020
Basic Net Income per Share for the Quarter	54.92 Japanese yen
Dividend per Share	22.50 Japanese yen

(II)	Year-end dividends for the FY ending in March 2020

According to the Target Company, at the meeting of the Target Company’s board of directors held today, it adopted a resolution not to pay year-end dividends for the FY ending in March 2020. For details, please see the “Notice concerning Revisions to Year-End Dividend Forecast for Fiscal Year Ending March 31, 2020 (No Dividends) and Abolition of Shareholder Special Benefit Plan” dated today announced by the Target Company.

End

[Restriction on Solicitation]

This press release is a news statement intended for announcement of the Tender Offer to the general public, and was not prepared for the purpose of soliciting an offer to sell the shares in connection with the Tender Offer. If you intend to make an offer to sell shares in the Tender Offer, please refer to the tender offer explanatory document regarding the Tender Offer in advance, and make your own independent decision. This press release is not an offer to purchase securities or a solicitation of an offer to sell securities, and does not constitute any such part. In addition, this press release (or any part of it) or any distribution hereof will not be the basis for any agreement concerning the Tender Offer, nor will it be relied upon when executing any such agreement.

[Prediction of the Future]

This press release may include expressions concerning future prospects such as “expect,” “forecast,” “intend,” “plan,” “be convinced,” and “estimate,” including those concerning the future business of the Tender Offeror and other companies and entities. These expressions are based on the current business prospects of the Tender Offeror and may change depending on future situations. The Tender Offeror shall not be obligated to update the expressions concerning future prospects to reflect the actual business results, various situations, changes to conditions, or other related factors.

This press release includes “forward-looking statements” as defined in Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended; the “U.S. Securities Exchange Act of 1934”). The actual results may be significantly different from the predictions expressly or impliedly indicated in the forward-looking statements, due to known or unknown risks, uncertainty, or other factors. The Tender Offeror or its affiliates do not guarantee that the predictions expressly or impliedly indicated as the forward-looking statements will turn out to be correct. The forward-looking statements included in this press release were prepared based on the information held by the Tender Offeror as of the date hereof, and unless obligated by laws or regulations or the rules of a financial instruments exchange, the Tender Offeror or its affiliates shall not be obligated to update or revise the statements to reflect future incidents or situations.

[U.S. Regulations]

The Tender Offer will be conducted in compliance with the procedures and information disclosure standards provided under the Financial Instruments and Exchange Act of Japan, and those procedures and standards are not always the same as those applicable in the United States. In particular, neither Section 13(e) nor Section 14(d) of the U.S. Securities Exchange Act of 1934 or the rules under these sections apply to the Tender Offer; therefore, the Tender Offer is not conducted in accordance with those procedures or standards. The financial information included in this press release is based on International Financial Reporting Standards (IFRS), not on the U.S. accounting standards; therefore, the financial information included in this press release may not necessarily be comparable to the financial information prepares based on the U.S. accounting standards. Also, because the Tender Offeror and the Target Company are corporations incorporated outside the U.S. and their directors are non-U.S. residents, it may be difficult to exercise rights or demands against them that can be claimed based on U.S. securities laws. In addition, you may not be permitted to commence any legal procedures in courts outside the U.S. against non-U.S. corporations or their directors based on a breach of U.S. securities laws. Furthermore, U.S. courts are not necessarily granted jurisdiction over non-U.S. corporations or their directors.

All procedures regarding the Tender Offer will be conducted in Japanese unless specifically set forth otherwise. All or part of the documents regarding the Tender Offer will be prepared in English; however, if there is any discrepancy between the documents in English and those in Japanese, the documents in Japanese shall prevail.

[Other Countries]

Depending on the country or region, there may be legal restrictions on the release, issuance, or distribution of this press release. In such cases, you are required to be aware of such restrictions and comply with them. This press release does not constitute a solicitation of an offer to sell or an offer to purchase shares related to the Tender Offer and is simply deemed a distribution of materials for informative purposes only.

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